   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2000



                                                REGISTRATION NO. 333-94573

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             INSILICON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              3674                             77-0526155
   (STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            411 EAST PLUMERIA DRIVE
                               SAN JOSE, CA 95134
                                 (408) 894-1900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           --------------------------

                               WAYNE C. CANTWELL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            411 EAST PLUMERIA DRIVE
                               SAN JOSE, CA 95134
                                 (408) 894-1900
            (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           --------------------------

                                   COPIES TO:


             ALAN TALKINGTON, ESQ.                              PETER T. HEALY, ESQ.
             BARBARA M. LANGE, ESQ.                       C. BROPHY CHRISTENSEN, JR., ESQ.
              PAUL L. RUBIN, ESQ.                              O'MELVENY & MYERS LLP
       ORRICK, HERRINGTON & SUTCLIFFE LLP                        275 BATTERY STREET
               400 SANSOME STREET                             SAN FRANCISCO, CA 94111
            SAN FRANCISCO, CA 94111


                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________
    If this form is a post-effective amendment filed pursuant to
Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / ____________
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                    MAXIMUM              MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED            REGISTERED              SHARE(1)             PRICE(1)        REGISTRATION FEE(2)
COMMON STOCK, PAR VALUE $.001......     4,025,000 SHARES            $11.00             $44,275,000            $11,688


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.


(2) Paid at initial filing.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2000


                                     [LOGO]


                                3,500,000 SHARES
                                  COMMON STOCK



    inSilicon is offering 3,500,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to have our shares approved for quotation on the Nasdaq National Market under the symbol "INSN." We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.



    Phoenix Technologies Ltd. currently owns all of inSilicon's common stock. After this offering, Phoenix will own approximately 74.8% of inSilicon's common stock (approximately 72.1% if the underwriters exercise their overallotment option in full). Phoenix is not selling any of its inSilicon common stock in this offering.


                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                              PER SHARE     TOTAL
                                                              ---------   ----------
Public Offering Price.......................................   $          $
Underwriting Discounts and Commissions......................   $          $
Proceeds to inSilicon.......................................   $          $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    inSilicon has granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of its common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common
stock to purchasers on     , 2000.


                            ------------------------

ROBERTSON STEPHENS

                          PRUDENTIAL VOLPE TECHNOLOGY

                        A UNIT OF PRUDENTIAL SECURITIES

                                                         NEEDHAM & COMPANY, INC.

                THE DATE OF THIS PROSPECTUS IS            , 2000

                              [INSIDE FRONT COVER]


Title: "DESIGN TESTED AND PROVEN TECHNOLOGY FOR TOMORROW'S PRODUCTS"


Four separate blocks of text underneath title:

"CONNECTING THE WORLD. The internet is creating the demand for all digital devices to be connected--inSilicon is providing solutions."


"WIDE ARRAY OF CHOICES. inSilicon brings semiconductor and systems companies a broad selection of highly flexible and efficient communications and connectivity technology."



"PROVEN SOLUTIONS. More than 400 companies have implemented inSilicon technology in millions of systems from network routers to digital cameras."



"IMPROVING TIME-TO-MARKET. inSilicon's customer-proven technology speeds system-on-a-chip development and reduces engineering risks and costs."


Color Artwork: Representation of the evolution of advanced system-on-a-chip semiconductor devices. Images of inSilicon intellectual property "virtual components" labeled "Ethernet," "USB," "1394," "PCI" and "IrDA" sweeping left to right to a semiconductor device in a package that sweeps into a semiconductor wafer. inSilicon logo.

                               [INSIDE GATEFOLD]

Right column: Title: "CONNECTING THE FUTURE -- INSILICON"


Text underneath title: "The internet is creating the demand for all digital devices to be connected. The resulting proliferation of communications standards and connectivity requirements are creating a high demand for complex semiconductors. inSilicon is a leading provider of communications technology used by semiconductor and systems companies to design complex "systems-on-a-chip" that are critical technologies for digital devices. By integrating inSilicon's technology into their designs, semiconductor designers can create highly differentiated products, reduce risk and development costs, increase system functionality and improve time to market." inSilicon logo.



Just left of the right column, vertically, from top to bottom, in separate colored boxes, the words: "Our Markets," "Communications," "Consumer," "Computers" and "Office Automation."



Color Artwork: Picture of a system board sweeping left to right via a directional arrow to a semiconductor package sweeping to a semiconductor system-on-chip die with a graphic labeled "System-On-Chip" and a two-by-four grid underneath with the following labels: CPU, USB, Control, IEEE 1394, Custom, PCI, Memory and Ethernet. The arrow then continues to sweep right to the inSilicon logo. Graphic continues to sweep right to left via a directional arrow from the inSilicon logo to a "cloud-like" representation of the internet labeled "INTERNET." Surrounding the cloud are 10 representative photographs of end-markets, accompanied by the following titles (counter-clockwise) "Digital Cameras," "Set-Top Boxes," "Smart Phones," "Peripherals," "Internet Appliances," "Laptop Computers," "Central Office Switching," "Routers," "DSL Modems" and "Satellite Receivers."

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "INSILICON," "WE," "OUR" AND "US" REFER TO THE HISTORICAL OPERATING RESULTS AND ACTIVITIES OF AND THE ASSETS AND LIABILITIES ASSIGNED TO THE BUSINESS AND OPERATIONS OF INSILICON BY PHOENIX, AND NOT THE UNDERWRITERS OR PHOENIX.

    UNTIL           , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE IN OUR SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................       4
Risk Factors................................................       7
Forward-Looking Statements..................................      16
Use of Proceeds.............................................      16
Dividend Policy.............................................      16
Capitalization..............................................      17
Dilution....................................................      18
Selected Consolidated Financial Data........................      20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      22
Business....................................................      33
Management..................................................      42
Arrangements Between inSilicon Corporation and Phoenix
  Technologies Ltd..........................................      52
Related Party Transactions..................................      59
Principal Stockholder.......................................      60
Description of Capital Stock................................      60
Shares Eligible for Future Sale.............................      64
Underwriting................................................      65
Legal Matters...............................................      68
Experts.....................................................      68
Where You Can Find Additional Information...................      68
Index to Financial Statements...............................     F-1


                            ------------------------

    USBAccess-Registered Trademark- is a registered trademark of inSilicon. TymeWare-TM-, SmartBridge-TM- and Rapidscript-TM- are trademarks of inSilicon. We have filed for registration in the U.S. Patent and Trademark Office for inSilicon-TM-, TymeWare-TM- and SmartBridge-TM-. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE BUYING OUR SHARES. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, AND THE NOTES TO THOSE CONSOLIDATED FINANCIAL STATEMENTS, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THOSE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


                                  OUR BUSINESS


    inSilicon is a leading provider of communications technology that is used by semiconductor and systems companies to design complex semiconductors called systems-on-a-chip that are critical components of digital devices. Over 400 customers use our communications technology in hundreds of different digital devices ranging from network routers to cellular phones. Our modular approach emphasizes customer-proven reusable semiconductor intellectual property that focuses on communications and connectivity, and are compatible with a wide range of microprocessor designs. Semiconductor and systems companies integrate our communications technology into their overall semiconductor designs, saving time and money and allowing them to focus on their core competencies that differentiate their products. By integrating our communications technology into their complex designs, our customers are better able to solve the widening "design gap" caused by the difficulty of designing complex systems-on-a-chip in the time necessary to get to market with their products.



    The internet is creating the demand for all digital devices to be connected. This demand is generating a proliferation of communications standards. These standards include Ethernet, which is a widely used local area networking standard; USB, which is a standard designed to simplify personal computer connections to peripheral devices; and IrDA, which is a standard that allows a wireless signal to be sent between appliances across short distances. The proliferation of these standards and products based on them is driving the demand for complex semiconductors. Improvements in semiconductor design and manufacturing processes have enabled the integration of entire systems on a single chip, thus creating a system-on-a-chip solution. Due to the complexity of designing systems-on-a-chip, the multiplicity of communications standards and time-to-market requirements, the design capabilities of semiconductor and systems companies have not kept pace with the increase in the number of transistors that can be placed on single chip. Consequently, a significant "design gap" has developed. To address this gap, semiconductor and systems companies are increasingly licensing proven and reusable intellectual property from merchant semiconductor intellectual property suppliers, such as inSilicon. Integrated Circuit Engineering, an independent research firm, estimates that the merchant semiconductor intellectual property market will grow from approximately $732 million in 2000 to approximately $1.9 billion in 2003, which represents a compounded annual growth rate of approximately 37%.



    We provide communications and connectivity solutions that allow semiconductor and systems companies to focus their development resources on their core competencies that differentiate their products. This reduces development costs and improves time to market in the design of complex systems-on-a-chip, thus narrowing the design gap with reusable technology. We offer:


    - proven solutions;


    - a broad portfolio of communications technology for a wide range of standards;



    - integrated systems that combine our communications technology and related software;


    - extensive test and verification tools;

    - portability and flexibility; and

    - standards leadership.

    Our goal is to be a leading provider of semiconductor intellectual property for communications and connectivity. Key elements of our strategy include:


    - targeting high growth communications applications;


    - expanding our portfolio of communications technology and related software;


    - expanding distribution channels and brand awareness; and

    - developing e-commerce channels.

                             CORPORATE INFORMATION


    inSilicon was incorporated in Delaware on November 1, 1999 as a wholly owned subsidiary of Phoenix. Before November 1999, we were operated as a division of Phoenix. Our principal executive offices are located at 411 East Plumeria Drive, San Jose, CA 95134 and our telephone number is (408) 894-1900. We expect to move to new executive offices in the Silicon Valley area. Our web site address is http://www.insilicon.com. Information on our web site and on web sites linked to it is not part of this prospectus.


                         OUR RELATIONSHIP WITH PHOENIX


    So long as Phoenix owns a substantial amount of our common stock, Phoenix can exercise a controlling influence over our business. Phoenix has advised us that it intends to hold its inSilicon's shares after this offering. However, Phoenix has no contractual or other obligation to hold any or all of our shares of common stock, except that it has agreed that it will not dispose of any inSilicon shares for 365 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc. See "Underwriting--Future Sales." Therefore, you cannot be sure how long Phoenix will continue to own our common stock after this offering. Phoenix may dispose of our common stock in one or more transactions, in one or more ways, including a public offering, a distribution to Phoenix stockholders, an exchange offer involving Phoenix common stock or other transactions. We granted Phoenix registration rights for our common stock that it will own after this offering, which will make it easier for Phoenix to dispose of its inSilicon common stock.


    inSilicon and Phoenix have executed agreements addressing interim and ongoing relationships between them. See "Arrangements between inSilicon Corporation and Phoenix Technologies Ltd."

                                  THE OFFERING


Common stock offered.........................  3,500,000 shares
Common stock to be outstanding after the
  offering...................................  13,900,010 shares
Use of proceeds..............................  General corporate purposes, including working capital, sales and marketing, and research
                                               and development.
Proposed Nasdaq National Market symbol.......  INSN


    The above information assumes the automatic conversion of our Series A Preferred Stock into common stock and that the underwriters do not exercise their option to purchase additional shares in the offering. The information excludes the following:


    - 2,348,844 shares of common stock issuable as of December 31, 1999, upon exercise of options under our 1999 stock option plan;


    - 50,000 shares of common stock issuable upon exercise of a warrant held by Phoenix;


    - 1,651,156 shares of common stock available for future issuance as of December 31, 1999, upon exercise of options not yet granted or for future issuance under our 1999 stock option plan and 2000 stock plan; and


    - 250,000 shares of common stock available for future issuance under our 2000 employee stock purchase plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.


                                                                                                    THREE MONTHS
                                                                                                        ENDED
                                                        YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                                          ----------------------------------------------------   -------------------
                                            1995       1996       1997       1998       1999       1998       1999
                                          --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenue...........................  $ 2,106    $ 3,330    $ 5,111    $ 8,792    $18,955    $ 4,866    $ 5,257
Gross margin............................    1,702      2,666      3,501      6,835     14,994      4,148      4,182
Merger and restructuring charges........       --        318         --      5,778      6,050         86         --
Net income (loss).......................       48     (1,232)    (1,986)    (7,101)   (12,082)    (1,315)      (991)
Pro forma net loss......................                                               (8,566)                 (817)
Pro forma net loss per share............                                              $ (0.82)              $ (0.08)
Shares used in computing pro forma net
  loss per share........................                                               10,400                10,400



                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     --     $31,150
Working capital (deficit)...................................    (1,995)     29,155
Total assets................................................    22,023      53,173
Long-term obligations, less current portion.................        --          --
Total stockholder's equity..................................    13,784      44,934


    See Note 2 of Notes to Consolidated Financial Statements of inSilicon for an explanation of the determination of the number of shares used in computing per share data.


    "As adjusted" amounts reflect the application of the net proceeds from the sale of 3,500,000 shares of common stock by inSilicon at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discounts, commissions and the estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE PURCHASING OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY HARMED, AND OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND OUR STOCK PRICE MAY DECLINE IF WE DO NOT MEET EXPECTATIONS OF INVESTORS AND ANALYSTS.

    We expect our quarterly operating results to fluctuate significantly due to a variety of factors, many of which are outside of our control. Our revenue is difficult to predict and may fluctuate significantly from period to period. Because our expenses are largely independent of our revenue in any particular period, it is difficult to accurately forecast our operating results. Our operating expenses are based, in part, on anticipated future revenue and a high percentage of our expenses are fixed in the short term. As a result, if our revenue is below expectations in any quarter, the negative effect may be magnified by our inability to adjust spending in a timely manner to compensate for the revenue shortfall.

    Factors that could cause our revenue and operating results to vary from quarter to quarter include:

    - the demand for and average selling prices of semiconductors that incorporate our technology;

    - dependence on large orders or regional spending patterns unevenly spaced over time;


    - our ability to develop, introduce and market new communications technology;


    - the financial terms of our contractual arrangements with our licensees and partners that may provide for significant up-front payments or payments based on the achievement of certain milestones;

    - the relative mix of license revenues, royalties and services;

    - competitive pressures resulting in lower license revenue or royalty rates;

    - establishment or loss of strategic relationships with semiconductor or systems companies;


    - timing of new technologies and technology enhancements by us and our competitors;



    - seasonality of demand; and



    - changes in development schedules, research and development expenditure levels and product support by us and semiconductor and systems companies.


    As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and, accordingly, that these comparisons should not be relied upon as indications of future performance. Due to these and other factors, it is likely that our operating results will be below market analysts' expectations in some future quarters, which would cause the market price of our stock to decline.

WE HAVE INCURRED NET LOSSES SINCE OUR INCEPTION, AND WE MAY NOT ACHIEVE OR SUSTAIN ANNUAL PROFITABILITY.


    We incurred net losses of $2.0 million for fiscal year 1997, $7.1 million for fiscal year 1998, $12.1 million for fiscal year 1999 and $1.0 million for the three months ended December 31, 1999, and had an accumulated deficit of $23.8 million as of December 31, 1999. We expect to continue to incur additional operating losses for at least the next 12 months. Although we have experienced revenue growth in recent periods, our net losses have also increased. In addition, we cannot assure you that we will be able to sustain the growth in our revenue. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future or at all. This may in turn cause our stock price to decline. In addition, if we do not achieve or sustain profitability in the future, we may be unable to continue our operations.



IF SEMICONDUCTOR AND SYSTEMS COMPANIES DO NOT ADOPT OUR SEMICONDUCTOR INTELLECTUAL PROPERTY AND USE IT IN THE PRODUCTS THEY SELL, WE WILL NOT BE SUCCESSFUL.



    The adoption and continued use of our semiconductor intellectual property by semiconductor and systems companies and an increasing demand for products requiring complex semiconductors, such as portable computing devices and cellular phones, is important to our continued success. The market for merchant semiconductor intellectual property has only recently begun to emerge. Our ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of this market and, to a large extent, on the demand for complex semiconductors. There can be no assurance that the merchant semiconductor intellectual property and complex semiconductor markets will continue to develop or grow at a rate sufficient to support our business. If either of these markets fails to grow or develops slower than expected, our business, operating results and financial condition would be seriously harmed.


    We face numerous risks in obtaining agreements with semiconductor and systems companies on terms beneficial to our business, including:

    - the lengthy and expensive process of building a relationship with a potential licensee or prospective partner;

    - the fact that we may compete with the internal development groups of semiconductor and systems companies;


    - the fact that we may be unable to persuade semiconductor and systems companies to rely on us for critical technology;



    - the fact that we may be unable to persuade potential licensees and partners to bear development costs associated with our communications technology;



    - the risk that even after our customers select our communications technology, they may not produce semiconductors using our communications technology; and



    - the risk that even if a particular semiconductor or systems company adopts our communications technology, that the customer may fail due to competition or lack of market acceptance of its products that use our communications technology.



    We cannot assure you that we will be able to maintain our current relationships or establish new relationships with additional licensees or partners, and any failure by us to do so could seriously harm our business. None of our current licensees or partners is obligated to license new or future generations of our communications technology.



IF WE ARE NOT ABLE TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY, OUR BUSINESS WILL SUFFER BECAUSE WE WILL HAVE LESS PROPRIETARY TECHNOLOGY TO LICENSE.



    Our patents, copyrights, trademarks, trade secrets and similar intellectual property are critical to our success. We rely on a combination of patent, trademark, copyright, mask work and trade secret laws to protect our proprietary rights. After this offering, inSilicon will own three U.S. patents on various aspects of its technology and have six pending U.S. patent applications. We cannot be sure that patents will be issued from any patent applications submitted, that any patents we hold will not be challenged, invalidated or circumvented or that any claims allowed from our patents will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, the laws of foreign countries may not adequately protect our intellectual property as well as the laws of the United States.


    We use licensing agreements and employee and third-party nondisclosure and assignment agreements to limit access to and distribution of our proprietary information and to obtain ownership of technology prepared on a work-for-hire basis. Even though we have taken all customary industry precautions, we cannot be sure that the steps we take to protect our intellectual property rights will be adequate to deter misappropriation of the rights or that we will be able to detect unauthorized uses and take immediate or effective steps to enforce our rights. We also cannot be sure that the steps we may take to obtain ownership of any contributed intellectual property will be sufficient to assure our ownership of all proprietary rights. We also rely on unpatented trade secrets to protect our proprietary technology, however, we cannot be certain that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose that technology. We also cannot be sure that we can ultimately protect our rights to our unpatented proprietary technology. In addition, third parties might obtain patent rights to such unpatented trade secrets, which could be used to assert infringement claims against us.


THIRD PARTIES MAY CLAIM WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY RIGHTS, AND WE COULD SUFFER SIGNIFICANT LITIGATION OR LICENSING EXPENSES OR BE PREVENTED FROM LICENSING OUR TECHNOLOGY.



    Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our technologies infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology and services.



    Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of the outcome of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and licensing of certain of our technologies.



BECAUSE OUR INDUSTRY IS SO COMPETITIVE, WE WILL NOT SUCCEED UNLESS WE CAN CONTINUOUSLY DISTINGUISH OURSELVES FROM OUR MANY COMPETITORS, MANY OF WHICH ARE PART OF LARGER ORGANIZATIONS WITH SUBSTANTIAL FINANCIAL AND MARKETING RESOURCES.



    We will face competition from both existing and new suppliers of semiconductor intellectual property that we anticipate will enter the market. We also compete with the internal development groups of large, vertically integrated semiconductor and systems companies. We also may face competition from suppliers of technologies based on new or emerging technology standards.



    We must also differentiate our communications technology from those available or under development by other suppliers or the internal development groups of semiconductor and systems companies, including some of our current and prospective licensees. Many of these internal development groups have substantial programming and design resources and are part of larger organizations with substantial financial and marketing resources. These internal development groups may develop technologies that compete directly with ours or may actively seek to license their own technologies to third parties.



    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand recognition and larger customer bases, as well as greater financial and marketing resources, than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development and promotion of their technologies.



IF WE ARE UNABLE TO DEVELOP ENHANCEMENTS AND NEW GENERATIONS OF OUR INTELLECTUAL PROPERTY, WE MAY BE UNABLE TO ATTRACT OR RETAIN CUSTOMERS.



    Our future success will depend on our ability to develop enhancements and new generations of our communications technology that satisfy the requirements of new and evolving standards and introduce these new technologies to the marketplace in a timely manner. If our development efforts are not successful or are significantly delayed, or if the characteristics of our communications technology are not compatible with the requirements of specific product applications, we may be unable to attract or retain customers.


    Technical innovations of the type critical to our success are inherently complex and involve several risks, including:

    - our ability to anticipate and respond in a timely manner to changes in the requirements of semiconductor and systems companies;

    - the emergence of new standards by semiconductor and systems companies;

    - the significant research and development investment that is often required before market acceptance, if any, of a particular standard;

    - the possibility that even after a significant investment of our resources, the standard will not become accepted by the industry; and

    - the introduction of products by our competitors embodying new technologies or features.


    Our failure to adequately address these risks could render our existing or future communications technology obsolete and could seriously harm our business. In addition, we cannot assure you that we will have the financial and other resources necessary to develop communications technology in the future, or that any enhancements or new generations of the technology that we develop or procure will generate revenue in excess of the costs of development or procurement.



RAPID PRODUCT TRANSITIONS OR INTRODUCTIONS OF NEW STANDARDS MAY CAUSE CUSTOMERS TO DEFER OR STOP LICENSING OUR TECHNOLOGIES, WHICH WOULD REDUCE OUR REVENUES.



    From time to time, we or our competitors may announce new technologies or capabilities that may replace or shorten the life cycles of our existing technologies. Announcements of currently planned or other new technologies may cause customers to defer or stop licensing our technologies until those new technologies become available. In addition, announcements of a new standard may cause customers to defer or stop licensing our technologies until that standard becomes available or accepted.



IF WE DO NOT COMPETE EFFECTIVELY WITH OTHERS TO ATTRACT AND RETAIN KEY PERSONNEL, WE MAY BE UNABLE TO DEVELOP THE NEW COMMUNICATIONS TECHNOLOGY NECESSARY TO EXPAND OUR BUSINESS.



    Our ability to continue to grow successfully requires an effective planning and management process. Since October 31, 1998, we have increased our headcount substantially, from 51 employees at that date to 78 employees at December 31, 1999.


    Our growth has placed, and the recruitment and integration of additional employees will continue to place, a strain on our resources. Semiconductor and systems company licensees typically require significant engineering support in the design, testing and manufacture of products incorporating our technology. Accordingly, increases in the adoption of our technology can be expected to increase the strain on our personnel, particularly our engineers.

    We believe our future success will depend upon our ability to successfully manage our growth, including attracting and retaining engineers, other highly skilled personnel and senior managers. Our employees are "at will" and are not hired for a specified term. Hiring qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees is intense. We have in the past experienced difficulty in recruiting and retaining qualified sales and technical personnel. Our employees are recruited aggressively by our competitors and by start-up companies. We believe our salaries are competitive, but under certain circumstances, start-up companies can offer more attractive stock option packages. As a result, we have experienced, and may continue to experience, significant employee turnover. Failure to attract and retain personnel, particularly sales and technical personnel, would materially harm our business.

    As we seek to expand our operations, we may also significantly strain our financial and management systems and other resources. We cannot be certain that our systems, procedures, controls and facilities will be adequate to support our operations.


CHANGES TO ACCOUNTING STANDARDS AND RULES COULD EITHER DELAY OUR RECOGNITION OF REVENUES OR REDUCE THE AMOUNT OF REVENUES THAT WE MAY RECOGNIZE AT A SPECIFIC TIME.



    We adopted the American Institute of Certified Public Accountants' Statement of Position, or SOP, 97-2, "Software Revenue Recognition," and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," as of October 1, 1998. In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 with respect to the fair value of elements in multiple-element arrangements. We implemented these provisions as of October 1, 1999. Although the adoption of SOP 97-2, SOP 98-4 and SOP 98-9 has not had and is not expected to have a material impact on our consolidated financial statements or results of operations, full implementation guidelines for SOP 97-2, SOP 98-4 and SOP 98-9 have not been issued. Once these guidelines are issued, our current revenue recognition accounting practices may need to change and such changes could affect the timing of our future revenue recognition.


                  RISKS RELATED TO THE SEMICONDUCTOR INDUSTRY

A DOWNTURN IN THE SEMICONDUCTOR OR ELECTRONICS BUSINESSES WOULD REDUCE OUR
SALES.


    Our business has benefited from the rapid worldwide growth of the semiconductor industry, which in turn has been fueled by growth in telecommunications, computers and consumer electronics. Continued licenses of our technologies are largely dependent upon the commencement of new design projects by semiconductor and systems companies. However, the semiconductor industry is highly cyclical and subject to rapid technological change. It also has been subject to significant economic downturns at various times, characterized by diminished demand, accelerated erosion of average selling prices and production overcapacity. In addition, the semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, we may experience substantial period-to-period fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions or other factors. A number of semiconductor and systems companies have announced layoffs of their employees or the suspension of investment plans, and although we have not seen a significant drop-off in demand from these customers, their budgets could be reduced, alone or as part of overall expense control efforts. In addition, there have been a number of mergers in the electronics industry, which may reduce the aggregate level of licenses of our technologies and purchases of our services by the merged companies. Potential slower growth in the electronics industry, a reduced number of design starts, tightening of customers' operating budgets or continued consolidation among our customers may seriously harm our business.

     RISKS RELATED TO OUR RECENT SEPARATION FROM PHOENIX TECHNOLOGIES LTD.


OUR EXPENSES MAY BE HIGHER AS A SEPARATE STAND-ALONE ENTITY THAN THEY WERE WHEN WE WERE PART OF PHOENIX.


    The historical financial information included in this prospectus does not reflect the many significant changes in our cost structure that will occur as a result of our separation from Phoenix or changes in our funding and operations that will result from our transition to a separate, stand-alone entity. Although we will continue to be a majority-owned subsidiary of Phoenix immediately after this offering, Phoenix will have no obligation to assist us except as described below and in the Services and Cost-Sharing Agreement. Before the Services and Cost-Sharing Agreement expires, we will need to develop and implement operational, administrative and other systems and infrastructure, such as the new networks, accounting systems and facilities necessary to support our current and future business. Our general and administrative expenses and a portion of our research and development and sales and marketing expenses represent allocations of Phoenix's total expenses. Once Phoenix no longer provides these services for us, our expenses may be greater than these allocations.

WE WILL DEPEND ON AGREEMENTS WITH PHOENIX FOR MANY IMPORTANT SERVICES THAT MAY BE HARD TO REPLACE IF PHOENIX TERMINATES THE AGREEMENTS.


    We have entered into agreements with Phoenix that will define our relationship after this offering. These agreements include a Services and Cost-Sharing Agreement, under which Phoenix will provide various, primarily administrative, services to us, including accounting, treasury, tax and information services, and we will share with Phoenix certain costs, including facilities and insurance. The Services and Cost-Sharing Agreement has an initial term that extends to June 30, 2000 for all services other than accounting and an initial term that extends to September 30, 2000 with respect to accounting services, although we can terminate any one or more of the services at any time on 30 days' written notice. The Services and Cost-Sharing Agreement will be renewed on a month-to-month basis. Phoenix can terminate after those dates on 30 days' written notice. Consequently, we cannot be sure how long Phoenix will continue to provide us services under the Services and Cost-Sharing Agreement and, if it does not, whether, or on what terms we could obtain these services. If we cannot perform these services ourselves or obtain them on acceptable terms, this could materially harm our business. In addition, we have entered into a distribution agreement under which Phoenix will act as a sales representative for inSilicon in certain Asian countries and this service will be difficult to replace if Phoenix terminates this agreement.



SINCE PHOENIX CAN ELECT ALL OUR DIRECTORS AND INFLUENCE OUR BUSINESS FOR ITS BENEFIT FOR AT LEAST AS LONG AS IT OWNS 50% OR MORE OF OUR SHARES, PHOENIX CAN TAKE ACTIONS BENEFICIAL TO IT AT OUR EXPENSE.


    For at least as long as Phoenix continues to own more than 50% of our common stock, Phoenix can direct the election of all our directors and exercise a controlling influence over our business, including any mergers or other business combinations, acquisitions or dispositions of assets, future issuances of our common stock or other equity securities, the incurrence of debt and the payment of dividends. Phoenix also can determine matters submitted to a vote of our stockholders without the consent of our other stockholders, prevent or cause a change in who controls us and take other actions that might be favorable to Phoenix.

WE MAY HAVE CONFLICTS OF INTEREST WITH PHOENIX THAT ARE NOT RESOLVED IN OUR
FAVOR.


    We may have conflicts of interest with Phoenix in areas relating to our past and ongoing relationships, including potential competitive business activities, indemnity arrangements, tax and intellectual property matters, registration rights, potential acquisitions or financing transactions, sales or other dispositions by Phoenix of the shares of inSilicon common stock it will hold after this offering and the exercise by Phoenix of its ability to control our management and affairs. We also cannot be sure that any conflicts that may arise between us and Phoenix will be resolved in a manner that does not seriously harm us, even if Phoenix does not intend that result.


    In addition, the ownership interests of our directors or officers in Phoenix common stock or service as both a director of inSilicon and an officer or director of Phoenix could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Phoenix. One of our current directors is a director and officer of Phoenix.

AS A SEPARATE, STAND-ALONE COMPANY FROM PHOENIX, WE MAY EXPERIENCE INCREASED COSTS RESULTING FROM DECREASED PURCHASING OR NEGOTIATING POWER WHICH COULD DECREASE OUR PROFITABILITY.

    Before our separation from Phoenix, we were able to take advantage of Phoenix's size and purchasing power in procuring goods, services and technology, such as computer software licenses and employee benefits, and in negotiating relatively favorable leases for facilities and other agreements. As a separate, stand-alone entity, we may be unable to obtain goods, services, technology, facilities and other items at prices and on terms as favorable as those we obtained before the separation.


LOSS OF THE PHOENIX AFFILIATION AS A RESULT OF OUR SEPARATION FROM PHOENIX MAY DAMAGE OUR RELATIONSHIPS WITH EXISTING LICENSEES OR PARTNERS OR THEIR PERCEPTIONS OF US.



    Licensees of our communications technology or our strategic partners may have chosen our technologies because of the positive reputation of Phoenix or their economic ties to Phoenix. For example, Phoenix may also be a customer for their products. As a separate, stand-alone entity, we may not enjoy these advantages with those customers and partners and it may be harder for us to compete for their continued business. For example, our new name is not yet recognized as a brand in the marketplace, and as a result our technology licensing could suffer. The loss of the "Phoenix" brand name may hinder our ability to establish new relationships with potential customers and partners, particularly in Asia. In addition, our current customers, suppliers and partners may react negatively to the separation. Although we believe we have all necessary rights to use the brand name "inSilicon," our rights to use it may be challenged by others.



WITHOUT FINANCIAL BACKING FROM PHOENIX, WE MAY HAVE INSUFFICIENT FUNDS TO EXPAND OUR BUSINESS.



    Phoenix has satisfied our capital requirements in the past, but it will not be obligated to do so, nor do we expect it to do so, after this offering. As a result, we must depend on the proceeds of this offering, cash flows from operations and future financings, if any, to expand our business.


                         RISKS RELATED TO THE OFFERING

THE MARKET PRICE OF OUR COMMON STOCK MAY DROP IF PHOENIX SELLS ITS SHARES.


    Phoenix, our only stockholder before this offering, will derive certain benefits as a result of this offering, including the creation of a public market for our common stock. After this offering, Phoenix may sell any and all of its inSilicon common stock or distribute any or all of our common stock to its stockholders. Phoenix has advised us that it intends to continue to hold our common stock after this offering, but it is not obligated to do so (although it cannot sell or otherwise dispose of any shares for 365 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc.). The market price of our common stock may decline if Phoenix sells or distributes large amounts of our common stock in the public market or to its stockholders, or if investors think that Phoenix might do so. If Phoenix transfers controlling interest in inSilicon, the other holders of our common stock may not participate in the transaction or realize any premium on their common stock.

Phoenix has registration rights for its inSilicon common stock that will make future dispositions easier for it.



OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS WILL CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER AND THEREFORE LIMIT THE MARKET PRICE OF OUR COMMON STOCK.


    Our Restated Certificate of Incorporation and by-laws will contain provisions that could delay or prevent a change of control. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions:

    - divide our board of directors into three classes;

    - authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

    - prohibit stockholder action by written consent; and

    - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

However, for at least as long as Phoenix continues to own more than 50% of our common stock, these provisions should not have any practical significance to investors.

YOU WILL EXPERIENCE IMMEDIATE DILUTION WITH RESPECT TO YOUR SHARES.


    You will incur immediate and substantial dilution of $7.96 per share in the net tangible book value of your shares as a result of this offering.



OUR ABILITY TO RAISE CAPITAL IN THE FUTURE MAY BE LIMITED AND OUR FAILURE TO RAISE CAPITAL WHEN NEEDED COULD SERIOUSLY HARM OUR BUSINESS.


    We believe that the net proceeds from this offering, together with cash generated by our operations, will be sufficient to meet our operating and capital requirements for at least the next twelve months. However, we may in the future be required to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could seriously harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants. In addition, pursuant to the Registration Rights Agreement, a substantial portion of the proceeds raised in any subsequent offerings of our common stock may be payable to Phoenix for the sale of any of its shares of inSilicon common stock. Moreover, strategic relationships, if necessary to raise additional funds, may require us to relinquish some technology rights or modify our allocation of resources.

OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND ITS PRICE MAY BE VOLATILE.

    Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as:

    - actual or anticipated fluctuations in our results of operations;

    - changes in or failure by us to meet securities analysts' expectations;

    - announcements of technological innovations;

    - competitive trends, including timely adoption and market acceptance of, competing standards;

    - introduction of new services by us or our competitors;

    - developments with respect to intellectual property rights;


    - conditions and trends in the semiconductor industry; and


    - market perception of our growth prospects.

    In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies. These broad market fluctuations may result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources that are needed to successfully run our business.

OUR MANAGEMENT WILL RETAIN BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS OFFERING AND MAY FAIL TO USE SUCH FUNDS EFFECTIVELY TO ACHIEVE OUR OTHER BUSINESS GOALS.

    We currently have no specific plans for using the net proceeds of this offering. As a consequence, our management will have broad discretion to allocate a large percentage of the net proceeds to uses which the stockholders may not deem desirable or to uses that fail to achieve our business goals effectively.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements based largely on our current expectations and projections about future events and financial trends affecting the financial condition or financial results of our business. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify these forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described above under the caption "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


    We expect that the net proceeds from this offering will be approximately $31.1 million, based on an assumed initial public offering price of $10.00 per share, after paying underwriting discounts, commissions and offering expenses. Except to the extent that any portion of the net proceeds is used to repay a working capital bridge loan from Phoenix under the Contribution Agreement (which amount is not expected to exceed $1 million), we expect to use the net proceeds for general corporate purposes, including working capital, sales and marketing, and research and development. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or companies. From time to time, we may acquire complementary products, technologies or companies. We currently have no commitments or agreements and are not involved in any negotiations for the acquisition of companies. Our management will have broad discretion in the allocation of net proceeds. Pending use, the net proceeds will be invested in short-term securities. We are not under any contractual or other obligation, nor do we expect, to pay any dividends or distribute any of the net proceeds from this offering to Phoenix other than for the provision of administrative services included in the Services and Cost-Sharing Agreement.


                                DIVIDEND POLICY


    We have never paid any dividends. We currently intend to retain any earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends. We executed a commitment letter for a revolving credit facility, which we expect will include limitations and restrictions on our ability to pay dividends.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 1999:



    - on an actual basis; and



    - on a pro forma basis to give effect to the conversion of all shares of Series A Preferred Stock into shares of common stock and our sale of 3,500,000 shares of common stock at an assumed initial public offering price of $10.00 per share, less underwriting discounts, commissions and estimated offering expenses payable by us.



                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                ACTUAL       PRO FORMA
                                                              -----------   -----------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
Long-term obligations, less current portion.................    $     --      $     --

Stockholder's equity........................................
  Preferred stock, par value $0.001; 15,000,000 shares
    authorized; 10,400,000 Series A shares issued and
    outstanding actual; no shares issued and outstanding pro
    forma...................................................          10            --
  Common stock, par value $0.001; 100,000,000 shares
    authorized; 10 shares issued and outstanding actual;
    13,900,010 shares issued and outstanding
    pro forma...............................................          --            14
  Additional paid-in capital................................      38,953        70,099
  Deferred stock-based compensation.........................      (1,360)       (1,360)
  Accumulated deficit.......................................     (23,819)      (23,819)
                                                                --------      --------
  Total stockholder's equity................................      13,784        44,934
                                                                --------      --------

    Total capitalization....................................    $ 13,784      $ 44,934
                                                                ========      ========


    You should read this capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in this prospectus.

    This table excludes the following shares:

    - 2,348,844 shares of common stock issuable as of December 31, 1999, upon exercise of options under our 1999 employee stock option plan;

    - 50,000 shares of common stock issuable upon exercise of a warrant held by Phoenix;


    - 1,651,156 shares of common stock available for future issuance as of December 31, 1999, upon exercise of options not yet granted or for future issuance under our 1999 stock option plan and 2000 stock plan; and


    - 250,000 shares of common stock available for future issuance under our 2000 employee stock purchase plan.

                                    DILUTION


    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. The net tangible book value of our common stock as of December 31, 1999 was a deficit of $2,853,000, or $0.27 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total pro forma number of shares of common stock outstanding assuming the automatic conversion of our Series A Preferred Stock into common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 3,500,000 shares of common stock offered by this prospectus at an assumed public offering price of $10.00 per share and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999 would have been $28,297,000, or approximately $2.04 per share. This represents an immediate increase in net tangible book value of $2.31 per share to Phoenix, our sole current stockholder, and an immediate and substantial dilution in net tangible book value of $7.96 per share to new investors.



Assumed initial public offering price per share.............           $10.00
Net tangible book value deficit per share as of
  December 31, 1999.........................................  $(0.27)
Increase in net tangible book value per share attributable
  to new investors..........................................    2.31
                                                              ------

Pro forma net tangible book value per share after the
  offering..................................................             2.04
                                                                       ------
Dilution per share to new investors.........................           $ 7.96
                                                                       ======



    The table below sets forth, as of December 31, 1999, the following information about our existing stockholder and the new investors:


    - the total number of shares of common stock purchased from us;

    - the total price paid; and

    - the average price paid per share.


    The dollar amounts in the table were calculated before deducting the estimated underwriting discounts, commissions and estimated offering expenses payable, assuming an initial public offering price of $10.00 per share.



                                             SHARES PURCHASED
                                                ASSUMING NO
                                                EXERCISE OF
                                               UNDERWRITERS'               TOTAL
                                           OVERALLOTMENT OPTION        CONSIDERATION
                                           ---------------------   ----------------------        AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT           PER SHARE
                                           ----------   --------   -----------   --------   -----------------------
Phoenix..................................  10,400,010     74.8%    $38,963,000     52.7%    $                  3.75
New investors............................   3,500,000     25.2      35,000,000     47.3                       10.00
                                           ----------    -----     -----------    -----
Total....................................  13,900,010    100.0%    $73,963,000    100.0%
                                           ==========    =====     ===========    =====

    If the underwriters' over-allotment option is exercised in full, the following will occur:


    - the percentage of the total number of shares of common stock held by Phoenix will decrease to 72.1% immediately after the offering; and



    - the number of shares held by new public investors will increase to 4,025,000, or approximately 27.9% of the total number of shares of our common stock outstanding immediately after the offering.



    As of December 31, 1999, there were options outstanding to purchase a total of 2,348,844 shares of our common stock at a weighted average exercise price of $6.14 per share, of which 364,360 shares were exercisable as of that date. In addition, Phoenix holds a warrant to purchase 50,000 shares of common stock at $0.01 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements, the notes thereto and the other information contained in this prospectus. The selected consolidated balance sheet data as of September 30, 1998 and 1999 and the selected consolidated statement of operations data for the years ended September 30, 1997, 1998 and 1999 have been derived from the audited consolidated financial statements of inSilicon appearing elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 1995, 1996 and 1997, the selected consolidated statement of operations data for the years ended September 30, 1995 and 1996, and the pro forma net loss and pro forma net loss per share data for the year ended September 30, 1999, have been derived from unaudited consolidated financial statements of inSilicon not included in this prospectus. The statement of operations data for the three months ended December 31, 1998 and 1999, the balance sheet data as of December 31, 1999 and the pro forma net loss and pro forma net loss per share data for the three months ended December 31, 1999 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods.



    The historical financial information includes the operations of Sand Microelectronics from September 1998, the date of acquisition. For further discussion on the comparability of the financial information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." Furthermore, the historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been a separate, stand-alone entity during the periods covered. The historical financial information does not reflect many significant changes that will occur in our operations and capital structure as a result of our separation from Phoenix.



                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                     YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1998       1999
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  License fees.......................................  $ 2,106    $ 2,832    $ 4,272    $ 7,304    $ 14,973   $ 3,677    $ 3,857
  Services...........................................       --        498        839      1,488       3,982     1,189      1,400
                                                       -------    -------    -------    -------    --------   -------    -------
    Total revenue....................................    2,106      3,330      5,111      8,792      18,955     4,866      5,257
Cost of revenue:
  License fees.......................................      404        567        972      1,223       1,003       158        553
  Services...........................................       --         97        638        734         826        27        208
  Amortization of purchased technology...............       --         --         --         --       2,132       533        314
                                                       -------    -------    -------    -------    --------   -------    -------
    Total cost of revenue............................      404        664      1,610      1,957       3,961       718      1,075
                                                       -------    -------    -------    -------    --------   -------    -------
Gross margin.........................................    1,702      2,666      3,501      6,835      14,994     4,148      4,182
Operating expenses:
  Research and development...........................      798      1,808      2,310      2,947       9,092     2,348      2,007
  Sales and marketing................................      575      1,223      2,128      3,843       6,350     1,622      1,712
  General and administrative.........................      281        549      1,049      1,368       3,364       852        731
  Amortization of intangible assets..................       --         --         --         --       2,220       555        555
  Stock-based compensation...........................       --         --         --         --          --        --        236
  Merger and restructuring charges...................       --        318         --      5,778       6,050        86         --
                                                       -------    -------    -------    -------    --------   -------    -------
    Total operating expenses.........................    1,654      3,898      5,487     13,936      27,076     5,463      5,241
                                                       -------    -------    -------    -------    --------   -------    -------
Income (loss) from operations........................       48     (1,232)    (1,986)    (7,101)    (12,082)   (1,315)    (1,059)
Income tax benefit...................................       --         --         --         --          --        --        (68)
                                                       -------    -------    -------    -------    --------   -------    -------
Net income (loss)....................................  $    48    $(1,232)   $(1,986)   $(7,101)   $(12,082)  $(1,315)   $  (991)
                                                       =======    =======    =======    =======    ========   =======    =======
Pro forma net loss (1)...............................                                              $ (8,566)             $  (817)
                                                                                                   ========              =======
Pro forma net loss per share (2)(3)..................                                              $  (0.82)             $ (0.08)
                                                                                                   ========              =======
Shares used in computing pro forma net loss per share
  (2)(3).............................................                                                10,400               10,400
                                                                                                   ========              =======

                                                                      SEPTEMBER 30,
                                                   ----------------------------------------------------   DECEMBER 31,
                                                     1995       1996       1997       1998       1999         1999
                                                   --------   --------   --------   --------   --------   ------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................   $   --     $   --    $    --    $     --   $     --     $    --
Working capital (deficit)........................     (103)      (405)       974      (3,340)      (393)     (1,995)
Total assets.....................................    1,767      1,807      4,505      31,331     24,481      22,023
Long-term obligations, less current portion......      610         35         15          16         45          --
Total stockholder's net investment/stockholder's
  equity.........................................       13        491      3,554      25,412     18,804      13,784


------------
(1) Pro forma net loss gives effect to pro forma income tax credits related to the reversal of deferred income tax liabilities in connection with the acquisition of Sand. See Note 8 of Notes to Consolidated Financial Statements of inSilicon.

(2) See Note 2 of Notes to Consolidated Financial Statements of inSilicon for an explanation of the method used to determine the number of shares used to compute pro forma net loss per share.


(3) Assumes the conversion of all shares of Series A Preferred Stock and excludes a warrant to purchase 50,000 shares of common stock and all outstanding stock options.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS FOR MANY REASONS, INCLUDING THE RISKS DESCRIBED IN THE "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. SEE "FORWARD-LOOKING STATEMENTS."

OVERVIEW


    We provide communications and connectivity solutions that allow semiconductor and systems companies to focus their development resources on their core competencies that differentiate their products. This reduces development costs and improves time to market in complex system-on-a-chip designs. By integrating our communications technology into their complex designs, our customers are better able to narrow the design gap caused by the difficulty of designing complex semiconductors in the time necessary to get to market with their products.



    We are currently a wholly owned subsidiary of Phoenix and were incorporated in November 1999. Before November 1999, we were operated as a division of Phoenix. We have incurred operating and net losses for nearly all historical periods. These losses have primarily resulted from two factors: research and development and marketing costs incurred in order to generate market share and revenue growth; and charges for restructurings, merger costs, and amortization of acquired intangible assets. See further discussion included in "Risk Factors." The discussion below refers to the historical operating results and activities and the assets and liabilities assigned to inSilicon by Phoenix included in our consolidated financial statements.


    Phoenix has provided a number of administrative services to us on which we continue to rely. Our consolidated financial statements were derived from the historical books and records of Phoenix. The consolidated balance sheets include all assets and liabilities directly attributable to us. The consolidated statements of operations include all revenues and expenses attributable to us, including direct charges and allocated costs for shared facilities, functions and services used by us and provided by Phoenix. A significant amount of expenses have been allocated to us based on Phoenix management's estimate of the proportional benefit of services provided by it. These allocations were generally based on pro rata personnel, revenue generated or costs incurred. See
Note 5 of Notes to Consolidated Financial Statements of inSilicon. You should not consider our historical financial statements to be representative of our operating results, financial position or cash flows to be expected in future periods or what our results of operations, financial position or cash flows would have been had inSilicon been a separate, stand-alone entity during the periods presented.

    We have entered into a Services and Cost-Sharing Agreement with Phoenix effective as of November 30, 1999. This agreement covers various services that Phoenix provides us and the method by which we and Phoenix share certain costs. The services include data processing, telecommunications, information technology support, accounting, financial management, tax preparation, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions. The shared costs include the costs of the office space we occupy at Phoenix's headquarters and insurance premiums. The amount we will pay will be equal to the aggregate cost to Phoenix and inSilicon of the services and costs multiplied by a percentage representing the number of our employees to the total number of Phoenix and inSilicon employees. The Services and Cost-Sharing Agreement has an initial term that extends to June 30, 2000 for all services other than accounting and an initial term that extends to September 30, 2000 with respect to accounting services, although we can terminate any one or more of the services at any time on 30 days' written notice. The

Services and Cost-Sharing Agreement will be renewed on a month-to-month basis. Phoenix can terminate after those dates on 30 days' written notice.


    Many Phoenix employees who were seconded to inSilicon in December 1999 exchanged their options to purchase Phoenix common stock for new options to acquire 1,358,779 shares of inSilicon common stock. On the date of the exchange, the inSilicon options had the same intrinsic value and ratio of exercise price to market value of the underlying shares as the Phoenix options exchanged. They also have equivalent vesting schedules to the Phoenix options exchanged. Also in December 1999, we granted options to purchase 990,065 additional shares of our common stock at a weighted average exercise price of $7.33 per share. Because we granted these options at an exercise price less than the fair market value of our common stock on the grant date, we recorded deferred stock compensation of approximately $1.6 million. This stock compensation will be amortized by charges to operations over the vesting period of the options, generally four years.



    In September 1998, Phoenix acquired Sand Microelectronics, Inc., a leading supplier of standards-based semiconductor intellectual property. The purchase price consisted of approximately $18.6 million in cash, 464,000 shares of Phoenix common stock with a fair value of $2.7 million, approximately 264,000 stock options to purchase Phoenix common stock with a fair value of $1.6 million issued in exchange for Sand stock options, and up to $3.7 million in performance incentives through fiscal year 2001 that inSilicon may be required to pay. This transaction was accounted for using the purchase method of accounting and therefore Sand's results of operations are not included within ours before the date of acquisition. Our consolidated balance sheets include the financial position of Sand as of September 30, 1998, and our consolidated operating results include the operating results of Sand after the date of acquisition.


    In connection with the acquisition of Sand, we recorded $12.8 million of capitalized software development costs, $9.6 million of goodwill and $2.8 million of other intangible assets. Amortization of these assets is being recognized on a straight-line basis over three- to six-year periods. See Note 6 of Notes to Consolidated Financial Statements of inSilicon.

    Also in September 1998, Phoenix completed a merger with Award Software International, Inc. In connection with the Award merger, we acquired the operations of Award associated with the development and marketing of standards-based firmware. The Award transaction was accounted for as a pooling-of-interests, and the firmware operations of Award are therefore included in our results of operations for all periods presented. These operations accounted for less than 10% of our revenue and operating costs for all periods prior to the merger.

RESULTS OF OPERATIONS

    The following table sets forth operating data as a percentage of total revenue:


                                                                                                         THREE MONTHS
                                                                       YEAR ENDED                           ENDED
                                                                     SEPTEMBER 30,                       DECEMBER 31,
                                                          ------------------------------------      ----------------------
                                                            1997          1998          1999          1998          1999
                                                          --------      --------      --------      --------      --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue:
    License fees........................................    83.6%         83.1%         79.0%         75.6%         73.4%
    Services............................................    16.4          16.9          21.0          24.4          26.6
                                                           -----         -----         -----         -----         -----
      Total revenue.....................................   100.0         100.0         100.0         100.0         100.0

  Cost of revenue:
    License fees........................................    19.0          13.9           5.3           3.2          10.5
    Services............................................    12.5           8.4           4.4           0.6           4.0
    Amortization of purchased technology................      --            --          11.2          11.0           6.0
                                                           -----         -----         -----         -----         -----
      Total cost of revenue.............................    31.5          22.3          20.9          14.8          20.5
                                                           -----         -----         -----         -----         -----
  Gross margin..........................................    68.5          77.7          79.1          85.2          79.5

  Operating expenses:
    Research and development............................    45.2          33.5          48.0          48.2          38.2
    Sales and marketing.................................    41.7          43.7          33.5          33.3          32.6
    General and administrative..........................    20.5          15.6          17.7          17.5          13.8
    Amortization of intangible assets...................      --            --          11.7          11.4          10.6
    Stock-based compensation............................      --            --            --            --           4.5
    Merger and restructuring charges....................      --          65.7          31.9           1.8            --
                                                           -----         -----         -----         -----         -----
      Total operating expenses..........................   107.4         158.5         142.8         112.2          99.7
                                                           -----         -----         -----         -----         -----
  Loss from operations..................................   (38.9)        (80.8)        (63.7)        (27.0)        (20.2)
  Income tax benefit....................................      --            --            --            --          (1.3)
                                                           -----         -----         -----         -----         -----
  Net loss..............................................   (38.9)%       (80.8)%       (63.7)%       (27.0)%       (18.9)%
                                                           =====         =====         =====         =====         =====



THREE MONTHS ENDED DECEMBER 31, 1998 AND 1999



    REVENUE. We license software under non-cancelable license agreements and provide related services, including training, non-recurring engineering and product maintenance. License fee revenues are generally recognized when a non-cancelable license agreement has been signed, the software has been shipped, there are no uncertainties surrounding acceptance, the fees are fixed and determinable, and collection is considered probable. For customer license agreements which meet these recognition criteria, the portion of the fees related to software licenses are generally recognized in the current period, while the portion of the fees related to services is recognized as the services are performed. When we enter into a license agreement with a customer requiring significant customization of the software, we recognize revenue related to the license agreement using contract accounting. Revenue from engineering services is generally recognized on a time-and-materials basis or when contractual milestones are met. Maintenance consists of support services and periodic updates. Revenue from maintenance agreements is recognized ratably over the maintenance period, which is typically one year.



    We adopted the American Institute of Certified Public Accountants' Statement of Position, or SOP, 97-2, "Software Revenue Recognition," and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," as of October 1, 1998. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact or our consolidated financial statements and results of operations. In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 with respect to the fair value of elements in multiple element arrangements. The adoption of SOP 98-9 as of October 1, 1999, did not have a material impact on our consolidated financial statements and results of operations for the three months ended December 31, 1999, and such adoption is not expected to significantly impact future periods. However, full implementation guidelines for SOP 97-2, SOP 98-4 and SOP 98-9 have not been issued. Once available, the current revenue recognition accounting practices may need to change and such changes could affect the timing of our future revenue recognition.



    Revenue for the three months ended December 31, 1999 was $5.3 million, an increase of 8.0% from $4.9 million for the comparable period of the prior year. This increase consists of increases in license fees revenue ($180,000) and services revenue ($211,000) due to the growing market acceptance of semiconductor intellectual property.



    GROSS MARGIN. Gross margin is revenue less cost of revenue. License fee cost of revenue consists primarily of amortization of capitalized software development costs and costs of licensing certain technologies from third-party developers and publishers. Services cost of revenue includes internal payroll costs and third-party consulting costs associated with providing non-recurring engineering services to customers.



    Gross margin for the three months ended December 31, 1999 was $4.2 million, an increase of 0.8% from $4.1 million for the comparable period of the prior year. This increase was due to increased revenue ($391,000) and decreased amortization of purchased technology ($219,000), partially offset by increased license fees cost of revenue ($395,000). The increased license fees cost of revenue was primarily due to a non-recurring license fee payment related to third-party developed technology.



    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist principally of payroll and related costs associated with the development of our semiconductor intellectual property and related software, net of amounts capitalized.



    Research and development expenses for the three months ended December 31, 1999 were $2.0 million, a decrease of 14.5% from $2.3 million for the comparable period of the prior year. This decrease was due to the completion of a significant outsourced design contract.



    SALES AND MARKETING EXPENSES. Sales and marketing expenses consist of costs related to advertising, public relations, and other marketing, selling and distribution activities. These costs include direct out-of-pocket and payroll expenses, and an allocation from Phoenix of costs associated with corporate marketing programs and field selling activities.



    Sales and marketing expenses for the three months ended December 31, 1999 were $1.7 million, an increase of 5.5% from $1.6 million for the comparable period of the prior year. This increase was due to higher commissions and other variable compensation costs from the increase in revenue.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of expenditures for executive, accounting, legal, personnel, recruiting and other administrative functions. These costs were incurred and allocated by Phoenix for all historical periods.



    General and administrative expenses for the three months ended December 31, 1999 were $731,000, a decrease of 14.2% from $852,000 for the comparable period of the prior year. This decrease was due to lower allocations of administrative costs from Phoenix as a result of reductions in bad debt expense and other allocated costs. We anticipate that general and administrative expenses will increase in future quarters as we begin to incur additional direct administrative costs.

    STOCK-BASED COMPENSATION. Stock-based compensation charges of $236,000 were recorded in the three months ended December 31, 1999. These charges were due to stock options granted in December 1999 at an exercise price less than the fair market value of our common stock on the grant date. The total deferred stock-based compensation recorded was approximately $1.6 million, and the remaining compensation will be amortized by charges to operations over the vesting periods of the options, generally four years.



    INCOME TAX BENEFIT. A benefit for income taxes of $68,000 was recorded in the three months ended December 31, 1999. This amount represents the benefit to be realized from Phoenix for the income tax effect of our losses from November 30, 1999, the date of our capitalization, through December 31, 1999. Prior to capitalization, we operated as a division of Phoenix, and the net losses we incurred were included in income tax returns filed or to be filed by Phoenix. Therefore, no tax benefit prior to November 30, 1999, was recognized.


YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999


    REVENUE. Our revenue for fiscal years 1997, 1998 and 1999 was $5.1 million, $8.8 million and $19.0 million, respectively, increases of 72.0% from fiscal year 1997 to fiscal year 1998 and 115.6% from fiscal year 1998 to fiscal year 1999. On a pro forma basis including Sand in all periods, revenue was $10.1 million and $15.1 million in fiscal years 1997 and 1998, respectively, resulting in pro forma increases of 49.3% from fiscal year 1997 to fiscal year 1998 and 25.3% from fiscal year 1998 to fiscal year 1999. These pro forma increases consist of increases in license fees revenue ($4.1 million in fiscal year 1998 and $2.2 million in fiscal year 1999) and services revenue ($870,000 in fiscal year 1998 and $1.6 million in fiscal year 1999). The license fees revenue increases were primarily due to the growing market acceptance of semiconductor intellectual property, and service revenue increases were primarily due to higher maintenance fees generated from our growing installed base of customers.



    GROSS MARGIN. Gross margin was $3.5 million, $6.8 million and $15.0 million in fiscal years 1997, 1998 and 1999, respectively, increases of 95.2% from fiscal year 1997 to fiscal year 1998 and 119.4% from fiscal year 1998 to fiscal year 1999. On a pro forma basis including Sand in all periods, gross margin was $8.4 million and $12.9 million in fiscal years 1997 and 1998, respectively, resulting in pro forma increases of 53.5% from fiscal year 1997 to fiscal year 1998 and 16.0% from fiscal year 1998 to fiscal year 1999. These pro forma increases in both years were primarily the result of higher revenue ($5.0 million in fiscal year 1998 and $3.8 million in fiscal year 1999). Partially offsetting the increase in fiscal year 1999 was $2.1 million of amortization of purchased technology from the acquisition of Sand.



    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $2.3 million, $2.9 million and $9.1 million in fiscal years 1997, 1998 and 1999, respectively, increases of 27.6% from fiscal year 1997 to fiscal year 1998 and 208.5% from fiscal year 1998 to fiscal year 1999. On a pro forma basis including Sand in all periods, research and development expenses were $3.9 million and $5.2 million in fiscal years 1997 and 1998, respectively, resulting in pro forma increases of 33.8% from fiscal year 1997 to fiscal year 1998 and 75.5% from fiscal year 1998 to fiscal year 1999. The pro forma increase in fiscal year 1998 was primarily due to increases in compensation and related benefits ($873,000) and third-party consulting ($454,000). These increases were due to increases in semiconductor intellectual property development activities. The pro forma increase in fiscal year 1999 was primarily due to increased compensation and related benefits ($929,000), increased corporate allocations ($1.3 million) and a reduction of cost capitalized under SFAS 86 ($1.6 million). The increased corporate allocations were due to growth in headcount and spending which were used as the basis for Phoenix allocations, and the reduction of costs capitalized under SFAS 86 was due to a higher proportion of spending on non-capitalizable projects.



    As a percentage of revenue, research and development expenses were 45.2% in fiscal year 1997, 33.5% in fiscal year 1998 and 48.0% in fiscal year 1999. The reduced relative research and development expenses in fiscal year 1998 were due to higher revenues. Because we completed a significant outsourced design contract and have also reduced the use of software consultants, we expect that overall research and development expenditures will decrease in fiscal year 2000. We believe that they will increase thereafter.



    SALES AND MARKETING EXPENSES. Sales and marketing expenses were $2.1 million, $3.8 million and $6.4 million in fiscal years 1997, 1998 and 1999, respectively, increases of 80.6% from fiscal year 1997 to fiscal year 1998 and 65.2% from fiscal year 1998 to fiscal year 1999. On a pro forma basis including Sand in all periods, sales and marketing expenses were $2.8 million and $5.2 million in fiscal years 1997 and 1998, respectively, resulting in pro forma increases of 87.7% from fiscal year 1997 to fiscal year 1998 and 21.7% from fiscal year 1998 to fiscal year 1999. The fiscal year 1998 pro forma increase primarily reflects increases in compensation and related benefits
($1.5 million), marketing costs ($282,000) and allocations from Phoenix ($484,000). The increase in compensation and related benefits was due to headcount increases and higher commissions due to revenue growth. The fiscal year 1999 pro forma increase was primarily due to increased allocations from Phoenix for field operations costs.



    As a percentage of revenue, sales and marketing expenses amounted to 41.6% in fiscal year 1997, 43.7% in fiscal year 1998 and 33.5% in fiscal year 1999. The decrease in sales and marketing expenses as a percentage of revenue in fiscal year 1999 is attributable to revenue growth that exceeded spending growth, as certain sales and marketing costs are fixed.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1.0 million, $1.4 million and $3.4 million in fiscal years 1997, 1998 and 1999, respectively, increases of 30.5% from fiscal year 1997 to fiscal year 1998 and 145.9% from fiscal year 1998 to fiscal year 1999. On a pro forma basis including Sand in all periods, general and administrative expenses were $1.5 million and $2.2 million in fiscal years 1997 and 1998, resulting in pro forma increases of 47.7% from fiscal year 1997 to fiscal year 1998 and 55.6% from fiscal year 1998 to fiscal year 1999. These increases were primarily due to increases in the headcount-based allocations from Phoenix, which in 1999 were substantially impacted by the acquisition of Sand.


    As a percentage of revenue, general and administrative expenses amounted to 20.5% in fiscal year 1997, 15.6% in fiscal year 1998 and 17.7% in fiscal year 1999.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets represents the straight-line amortization of goodwill and other intangible assets associated with the purchase of Sand in September 1998. Goodwill is being amortized over a six-year period, while other intangible assets are being amortized over three- to six-year periods.

    MERGER AND RESTRUCTURING CHARGES. Merger and restructuring charges represent out-of-pocket costs and asset write-offs related to merger or restructuring activities.


    In fiscal year 1998, we recorded merger and restructuring charges of $5.8 million related to the acquisition of Sand and the associated integration and restructuring. In fiscal year 1999, we recorded restructuring charges of $6.1 million.



    Included in these restructuring charges were $1.5 million in fiscal year 1998 and $4.9 million in fiscal year 1999 related to the write-off of capitalized semiconductor intellectual property development costs that became redundant as a result of merger or restructuring activities. These development cost write-offs were calculated for each development project based upon the excess of carrying value over the difference between the gross expected future revenue to be generated and the projected future costs of such revenue. The charges related primarily to projects that were redundant between inSilicon and Sand, and to reduced revenue expectations due to changing market conditions.



    In fiscal year 1998, we recorded an in-process research and development charge based upon an allocation of a portion of the Sand purchase price to development projects that were not yet capitalizable under the provisions of SFAS 86. The determination of the value of the in-process charge associated with each project, which is the responsibility of inSilicon management, was made by estimating the future net cash flows from the project, and discounting the net cash flows to calculate the present value.



    The Sand projects under development at the date of acquisition related to semiconductor intellectual property designed for various communications standards. The value associated with each project as of the date of acquisition was almost entirely attributable to the project's discrete development efforts. The projects are listed below, along with the fair value assigned, anticipated costs to complete at acquisition and the risk-adjusted discount rate. Each of the projects was scheduled for completion and release in late fiscal year 1999 or early fiscal year 2000.



COMMUNICATIONS                                     FAIR VALUE   COSTS TO   DISCOUNT
STANDARD                                            ASSIGNED    COMPLETE     RATE
-----------------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
10/100 Ethernet(1)...............................    $1,223      $  230      25%
IEEE-1394(1).....................................       437       1,400      45%
USB(1)...........................................       835         380      30%
VSI/SIP (TymeWare-TM-)(2)........................     1,025         720      40%
Gigabit Ethernet(3)..............................       370         480      50%
Cable Modem(4)...................................       360         690      45%
                                                   ---------------------
                                                     $4,250      $3,900
                                                   =====================


------------------------


    (1) These projects were completed in fiscal year 1999.



    (2) This project was completed in the first quarter of fiscal year 2000.



    (3) This project is under development and currently scheduled for release in the three months ending June 30, 2000.



    (4) This project was cancelled in fiscal year 1999.



    If these projects are not successfully developed and/or marketed, future revenue and profitability of inSilicon may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.



    Also included in fiscal year 1999 was $1.2 million of severance costs allocated from Phoenix related to the elimination of nine Phoenix corporate management positions ($1.1 million) and three inSilicon positions ($90,000). The severance costs incurred for the Phoenix positions were allocated to inSilicon based upon relative headcount, consistent with the allocation of other inSilicon costs incurred by Phoenix.



    INCOME TAXES. The net losses we incurred through November 30, 1999 are attributable to our operations as a division of Phoenix and were or will be included in income tax returns filed by Phoenix. Because we will not receive any benefit for our historical operating losses incurred through November 30, 1999, no income tax benefit has been reflected for the periods presented through September 30, 1999, and because our operating losses for tax purposes have been used by Phoenix, we have no net operating loss carryforwards as of November 30, 1999 to apply against future taxable income, if any. We do not believe that the tax treatment of these historical losses will have a material adverse effect on our future results of operations or financial condition.



    In conjunction with our capitalization as of November 30, 1999, a net deferred tax liability of $2.7 million was transferred by Phoenix to us, representing the future tax effect of historical temporary book/tax differences. Further, we have entered into a tax-sharing agreement with Phoenix under which we are responsible for federal and state income taxes for the periods subsequent to November 30, 1999.

QUARTERLY RESULTS OF OPERATIONS


    The following tables set forth inSilicon's consolidated statement of operations data for each of the quarters during the fiscal years ended
September 30, 1998 and 1999, and the three months ended December 31, 1999, expressed in dollars and as a percentage of total revenue. This unaudited quarterly information has been prepared on the same basis as inSilicon's audited consolidated financial statements and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be anticipated for any future period.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                 1997       1998       1998       1998        1998       1999       1999       1999        1999
                               --------   --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue:
    License fees.............   $1,544     $2,049     $1,511     $ 2,200    $ 3,677    $ 4,003    $ 3,270     $ 4,023    $ 3,857
    Services.................      238        407        432         411      1,189        922        882         989      1,400
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
      Total revenue..........    1,782      2,456      1,943       2,611      4,866      4,925      4,152       5,012      5,257
  Cost of revenue:
    License fees.............      305        194        372         352        158        274         61         510        553
    Services.................      125        252        162         195         27        311        267         221        208
    Amortization of purchased
      technology.............       --         --         --          --        533        533        533         533        314
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
      Total cost of
        revenue..............      430        446        534         547        718      1,118        861       1,264      1,075
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
  Gross margin...............    1,352      2,010      1,409       2,064      4,148      3,807      3,291       3,748      4,182

  Operating expenses:........
    Research and
      development............      545        771        750         881      2,348      2,191      2,335       2,218      2,007
    Sales and marketing......      835      1,027      1,040         942      1,622      1,710      1,475       1,543      1,712
    General and
      administrative.........      297        338        349         384        852        725        809         978        731
    Amortization of
      intangible assets......       --         --         --          --        555        555        555         555        555
    Stock-based
      compensation...........       --         --         --          --         --         --         --          --        236
    Merger and restructuring
      charges................       --         --         50       5,728         86         --        188       5,776         --
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
      Total operating
        expenses.............    1,677      2,136      2,189       7,935      5,463      5,181      5,362      11,070      5,241
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
  Loss from operations.......     (325)      (126)      (780)     (5,871)    (1,315)    (1,374)    (2,071)     (7,322)    (1,059)
  Income tax benefit.........       --         --         --          --         --         --         --          --        (68)
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
  Net loss...................   $ (325)    $ (126)    $ (780)    $(5,871)   $(1,315)   $(1,374)   $(2,071)    $(7,322)   $  (991)
                                ======     ======     ======     =======    =======    =======    =======     =======    =======



                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                 1997       1998       1998       1998        1998       1999       1999       1999        1999
                               --------   --------   --------   ---------   --------   --------   --------   ---------   --------
PERCENTAGE OF TOTAL REVENUE:
  Revenue:
    License fees.............     86.6%      83.4%      77.8%       84.3%      75.6%      81.3%      78.8%       80.3%      73.4%
    Services.................     13.4       16.6       22.2        15.7       24.4       18.7       21.2        19.7       26.6
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
      Total revenue..........    100.0      100.0      100.0       100.0      100.0      100.0      100.0       100.0      100.0
  Cost of revenue:
    License fees.............     17.1        7.9       19.1        13.5        3.2        5.6        1.5        10.2       10.5
    Services.................      7.0       10.3        8.4         7.4        0.6        6.3        6.4         4.4        4.0
    Amortization of purchased
      technology.............       --         --         --          --       11.0       10.8       12.8        10.6        6.0
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
      Total cost of
        revenue..............     24.1       18.2       27.5        20.9       14.8       22.7       20.7        25.2       20.5
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
  Gross margin...............     75.9       81.8       72.5        79.1       85.2       77.3       79.3        74.8       79.5

  Operating expenses:
    Research and
      development............     30.6       31.3       38.5        33.7       48.2       44.5       56.3        44.3       38.2
    Sales and marketing......     46.9       41.8       53.5        36.1       33.3       34.7       35.5        30.8       32.6
    General and
      administrative.........     16.6       13.8       18.0        14.7       17.5       14.7       19.5        19.5       13.8
    Amortization of
      intangible assets......       --         --         --          --       11.4       11.3       13.4        11.1       10.6
    Stock-based
      compensation...........       --         --         --          --         --         --         --          --        4.5
    Merger and restructuring
      charges................       --         --        2.6       219.4        1.8         --        4.5       115.2         --
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
      Total operating
        expenses.............     94.1       86.9      112.6       303.9      112.2      105.2      129.2       220.9       99.7
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
  Loss from operations.......    (18.2)      (5.1)     (40.1)     (224.8)     (27.0)     (27.9)     (49.9)     (146.1)     (20.2)
  Income tax benefit.........       --         --         --          --         --         --         --          --       (1.3)
                                ------     ------     ------     -------    -------    -------    -------     -------    -------
  Net loss...................    (18.2)%     (5.1)%    (40.1)%    (224.8)%    (27.0)%    (27.9)%    (49.9)%    (146.1)%    (18.9)%
                                ======     ======     ======     =======    =======    =======    =======     =======    =======

    Our revenue in each of the quarters of fiscal years 1999 and the first quarter of fiscal year 2000 has increased over the comparable quarter of the prior year. Revenue substantially increased between the fourth quarter of fiscal year 1998 and first quarter of fiscal year 1999, primarily due to the inclusion of Sand's results of operations. Typically, in the second quarter of each fiscal year, we experience higher than normal revenue due to a number of factors, including seasonal buying patterns and an increase in the number of design starts typically associated with the beginning of the year. Over the nine fiscal quarters, gross margins have also fluctuated due to the timing of customer-specific development projects and capitalized software development cost amortization.



    Research and development costs increased in the first quarter of fiscal 1999, reflecting the research and development personnel added through the acquisition of Sand and the initial outsourcing of a significant design contract. General and administrative expenses have generally shown quarterly increases, due to increased headcount-based allocations by Phoenix.



    Quarterly results in fiscal years 1999 and 2000 also have been affected by the amortization of goodwill associated with the acquisition of Sand, which has amounted to $555,000 on a quarterly basis. In addition, in the third and fourth quarters of fiscal year 1998 and the first, third and fourth quarters in fiscal year 1999, we have taken one-time charges for employee severance costs and asset write-offs related to merger and restructuring activities. These charges amounted to $5.8 million in fiscal year 1998 and $6.1 million in fiscal year 1999.


LIQUIDITY AND CAPITAL RESOURCES

    Our principal capital requirements are to fund working capital needs and capital expenditures to support our revenue growth. Since Phoenix acquired or introduced the various aspects of our business, Phoenix has performed cash management services for us and provided the funds necessary to satisfy our capital requirements. After this offering, Phoenix will no longer be obligated, and does not intend, to provide us additional funds to finance our operations.


    Cash used in operating activities was $2.2 million, $4.3 million and $2.7 million for fiscal years 1997 and 1999 and the three months ended
December 31, 1998, respectively. Cash provided by operating activities was $3.6 million for fiscal year 1998 and $1.6 million for the three months ended December 31, 1999. Cash used in operating activities during fiscal year 1997 was primarily attributable to a net loss and an increase in accounts receivable due to increased revenue, offset in part by depreciation and amortization. Cash provided by operating activities during fiscal year 1998 was due to a net loss and an increase in liabilities due to merger and restructuring activities, net of charges for in-process research and development, depreciation and amortization, and write-offs of capitalized software. Cash used in operating activities during fiscal year 1999 was primarily due to a net loss and an increase in accounts receivable due to increased revenue, offset in part by depreciation and amortization and a write-off of capitalized software costs. Cash used in operating activities in the three months ended December 31, 1998, was due to an increase in accounts receivable due to increased revenue and decreases in accounts payable and other accrued liabilities due to a transition of direct to allocated costs and a payment of restructuring costs. Cash provided by operating activities in the three months ended December 31, 1999 was due to a decrease in accounts receivable generated from increased collection efforts.



    Cash used in investing activities was $2.8 million, $18.9 million, $1.1 million, $325,000 and $64,000 for fiscal years 1997, 1998, 1999, and the three months ended December 31, 1998 and 1999, respectively. Cash used in fiscal year 1997 and 1999 was primarily attributable to additions to computer software costs. Cash used in fiscal year 1998 was primarily attributable to additions to computer software costs, purchases of property and equipment and a $15.6 million investment in Sand.



    Net cash provided by financing activities was $5.0 million for fiscal year 1997, $15.3 million for fiscal year 1998, $5.5 million for fiscal year 1999 and $3.0 million for the three months ended

December 31, 1998. Net cash used in investing activities was $1.5 million for the three months ended December 31, 1999. Cash provided by financing activities in all annual periods and the three months ended December 31, 1998 related primarily to capital contributions from Phoenix. Net cash used in the three months ended December 31, 1999 was due to a reduction in Phoenix's net investment based upon net cash generated by inSilicon operations through November 30, 1999 as a division of Phoenix.



    As a portion of the consideration for the acquisition of Sand, we entered into an earn-out agreement with the selling stockholders. Under the terms of the agreement, the selling stockholders may earn additional purchase price consideration for each of the three years ending September 30, 2002, contingent upon the financial performance of inSilicon. The maximum contingent consideration is $3.7 million, of which approximately $1.6 million represents minimum anticipated payments that were recorded as accrued merger costs. Future payments are due subsequent to the end of each of the three fiscal years ending September 2001, and payments in excess of amounts accrued, if any, will be recorded as additional goodwill and amortized over the remaining life of the original goodwill recorded. Approximately $867,000 was earned in fiscal year 1999 and will be paid in the second quarter of fiscal year 2000.



    We expect our future liquidity and capital requirements to vary greatly from quarter to quarter, depending on numerous factors, including the cost, timing and success of product development efforts, the cost and timing of sales and marketing activities, the extent to which our existing and new technologies gain market acceptance, the number and complexity of communications standards, the level and timing of revenues, competing technological and market developments and the costs of maintaining and enforcing patent claims and other intellectual property rights. We believe that the net proceeds from this offering, together with cash generated by our operations, if any, will be sufficient to meet our operating and capital requirements for at least the next 12 months. Thereafter, we believe we will be able to raise any additional funds required through public or private financings, strategic relationships or other arrangements. However, we cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could seriously harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants. Moreover, strategic relationships, if necessary to raise additional funds, may require that we relinquish our rights to certain technology.



    Effective upon the closing of this offering, we have a secured bank line of credit with Silicon Valley Bank, which will provide up to $5.0 million in working capital. Borrowings, if any, will bear interest at prime plus 0.25%. This line of credit expires in January 2001 and requires us to comply with various financial covenants, including a minimum quick ratio and a maximum on aggregate annual losses.


QUANTITATIVE AND QUALITATIVE DISCUSSION OF MARKET INTEREST RATE RISK


    INTEREST RATE RISK. As a division of Phoenix, we have not maintained our own cash investments and have not been subject to significant interest rate risk. In addition, we do not believe that we will be subject to significant interest rate risk in future periods.



    FOREIGN CURRENCY. Substantially all of our revenues are earned in U.S. dollars. Operating expenses incurred by our foreign subsidiaries are denominated in local currencies. Accordingly, we are subject to exposure from movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on our financial position and operating results have not been material. We currently do not use financial instruments to hedge foreign currency risks. We intend to assess the use of financial instruments to hedge currency exposures on an ongoing basis.

                                    BUSINESS

OVERVIEW


    inSilicon is a leading provider of communications technology that is used by semiconductor and systems companies to design complex semiconductors called systems-on-a-chip that are critical components of digital devices. Over 400 customers use our communications technology in hundreds of different digital devices ranging from network routers to cellular phones. Our modular approach emphasizes customer-proven reusable semiconductor intellectual property that focuses on communications and connectivity, and are compatible with a wide range of microprocessor designs. Semiconductor and systems companies integrate our communications technology into their overall semiconductor designs, saving time and money and allowing them to focus on their core competencies that differentiate their products. By integrating our communications technology into their complex designs, our customers are better able to solve the widening "design gap" caused by the difficulty of designing complex systems-on-a-chip in the time necessary to get to market with their products.


INDUSTRY BACKGROUND

    The internet is creating the demand for all digital devices to be connected. This demand is generating a proliferation of communications standards and connectivity requirements. Examples of current and emerging standards include Ethernet, USB, IEEE 1394, PCI, HPNA, DSL and Bluetooth. Products that use these standards include corporate networks which use Ethernet; printers and scanners which use USB; digital video cameras which use IEEE 1394; routers, personal computers and notebooks which use PCI; home networks which use HPNA; high speed internet modems which use DSL; and next-generation cellular phones which use Bluetooth.


    The proliferation of these products and their many communications standards is driving the demand for complex semiconductors. Improvements in semiconductor design and manufacturing processes have enabled the integration of entire systems, including microprocessor, communications, logic and memory elements, on a single chip, and creating a system-on-a-chip solution. The following diagram illustrates a sample system-on-a chip and its major technologies. Each block in the diagram is a necessary technology used to create the complex system-on-a-chip. In the diagram below, the upper left block represents the video processing technology that distinguishes this chip from others and makes it a set-top box. The upper right block represent the microprocessor and memory technologies needed for this chip. The four blocks at the bottom represent communications standards that enable the chip to communicate within the set-top box and externally with other devices such as a digital video camera or a remote control.


                                          [DIAGRAM]

    A designer of a complex system-on-a-chip, such as the one above, needs to design each technology separately and then must ensure that each communicates with each other as well as externally with other devices. Due to the complexity of designing such systems-on-a-chip, the multiplicity of communications standards and time-to-market requirements, the design capabilities of semiconductor and systems companies have not kept pace with the increase in the number of transistors that can be placed on a single chip. Consequently, a significant "design gap" has developed.



    To address the design gap, semiconductor and systems companies are increasingly licensing proven and reusable intellectual property such as microprocessor, communications, logic and memory blocks from merchant semiconductor intellectual property, or SIP, suppliers. The emergence of a merchant SIP market allows semiconductor and systems companies to create differentiated products, reduce development costs, increase functionality and improve time to market. For example, Integrated Circuit Engineering, an independent research firm, estimates that the merchant SIP market as a whole will grow from approximately $732 million in 2000 to approximately $1.9 billion in 2003, which represents a compounded annual growth rate of approximately 37%.


    This developing merchant SIP market has three primary segments, as follows:

                                   [DIAGRAM]


Microprocessors act as the central processing unit for the system-on-a-chip. Communications and connectivity technologies are the primary vehicles that translate and transport external data streams to and from the microprocessor. Foundation SIP consists of the underlying logic that is designed to operate in a specific semiconductor supplier's manufacturing process.



    Leaders have emerged in both the microprocessor and foundation market segments. However, no clear leader has emerged in the communication and connectivity market segment. Semiconductor and systems companies divert significant time and resources from their core competencies to address these needs. Moreover, the wide variety of communications standards that have emerged due to the specific requirements of various devices makes it increasingly difficult for these companies to successfully design these crucial communications technologies for their systems-on-a-chip. Consequently, they are unable to develop new products in a cost- and time-effective manner.


THE inSILICON SOLUTION


    We provide communications and connectivity technologies that allow semiconductor and systems companies to focus their development resources on their core competencies that differentiate their products. This improves time to market and reduces risk and development costs in the design of complex systems-on-a-chip, thus narrowing the design gap. We offer:



    - PROVEN SOLUTIONS. More than 400 companies have implemented our technology in more than 500 integrated circuit designs. Millions of individual products include inSilicon technology. Our technologies have been implemented in over 25 semiconductor fabrication facilities using some of the most advanced semiconductor processing technology, including 0.18 micron process technology. The customer- and systems-proven nature of our technologies makes less likely the substantial interoperability issues and costly development delays that our customers might experience from in-house or other third-party designs, thereby reducing risk.



    - A BROAD PORTFOLIO OF COMMUNICATIONS TECHNOLOGY FOR A WIDE RANGE OF STANDARDS. We provide semiconductor and systems companies with a broad portfolio of communications and connectivity technology. We believe our semiconductor intellectual property fulfills many of the communications technology needs of those companies.



    - INTEGRATED SILICON SUBSYSTEMS. We recently introduced a modular Virtual Component Interface, or VCI, architecture known as TymeWare-TM-. This product integrates a number of our popular communications technologies into a single communication subsystem. TymeWare can also integrate customer and third-party VCI-compliant semiconductor intellectual property. Additionally, we have designed TymeWare so that it interfaces successfully with the most popular microprocessors using our proprietary SmartBridge-TM- technology.



    - INTEGRATED SOFTWARE SOLUTION. For the USB and IEEE 1394 communications standards, we have the essential software that allow operating systems to communicate with our USB and IEEE 1394 technology. By using our software, semiconductor and systems companies may integrate our technology into their designs in a cost-effective and timely manner.



    - EXTENSIVE TEST AND VERIFICATION TOOLS. We provide our customers with extensive verification and test modules to ensure the functionality of our technology within their designs. This allows our customers to implement our communications technology into their designs with a higher degree of first time success.



    - PORTABILITY AND FLEXIBILITY. We design our semiconductor intellectual property to be foundry independent and easy to use. We use popular hardware languages that fit readily into our customers' design flows, which provides our customers significant manufacturing flexibility. Our Rapidscript-TM- configuration tool and our adoption of VCI facilitate customer integration of our semiconductor intellectual property into their system-on-a-chip designs.



    - STANDARDS LEADERSHIP. We were the first to market with merchant semiconductor intellectual property solutions for many communications standards including PCI, AGP, USB, IrDA, IEEE 1394 and VCI. We are members of numerous industry standards bodies, including the IEEE 1394 trade association, USB Implementator Forum, Infrared Data Association and PCI SIG Steering Committee. Our involvement with these bodies helps us stay on the leading edge of evolving standards.


THE INSILICON STRATEGY


    Our objective is to be a leading provider of communications and connectivity technologies that allow semiconductor and systems companies to create differentiated products, reduce risk and development costs, increase functionality and improve time to market. Key elements of our strategy include:



    - TARGET HIGH GROWTH COMMUNICATIONS APPLICATIONS. We target selected high growth communications and connectivity protocols. Building upon our established portfolio of technology, we plan to develop semiconductor intellectual property for evolving wireless and wireline communications standards.



    - EXPAND OUR PORTFOLIO OF COMMUNICATIONS TECHNOLOGY AND RELATED SOFTWARE. We intend to continue strengthening and broadening our semiconductor intellectual property to provide a wide range of new communications technology together with related analog technology. We expect to expand by developing products ourselves, acquiring technologies, and partnering with and licensing from third parties. We also plan to expand our firmware offerings.



    - EXPAND DISTRIBUTION CHANNELS AND BRAND AWARENESS. We intend to expand our traditional channels of distribution by increasing our direct sales force. We also intend to increase the number of third-party partner programs with design houses, application specific integrated circuit, or ASIC, manufacturers and semiconductor-related tool makers, among others. We intend to advertise both in print and online to our target audiences worldwide.



    - DEVELOP E-COMMERCE CHANNELS. We allow semiconductor designers to download, via the internet, encrypted versions of our technology before committing to a commercial license. Using this method, semiconductor designers can immediately begin developing their designs using our communications technology.


MARKETS AND APPLICATIONS

    We target high growth markets requiring high performance, quick time to market, design flexibility and compliance with industry standards. Examples of the markets and applications using our products include:


    - TELECOMMUNICATIONS AND DATA COMMUNICATIONS. Telecommunications and data communications equipment companies design and manufacture equipment that must comply with many industry standards. For example, communications technologies such as Ethernet, PCI and USB are used in network switches and routers, network adapters, concentrators, public switched telephone network central office equipment, cable set-top boxes and modems.



    - CONSUMER ELECTRONICS. Consumer electronics devices are rapidly converting to digital methods of signal transmission, processing and storage, and they require standard connectivity interfaces such as IEEE 1394, IrDA, USB, and PCI. For example, digital still cameras, digital video cameras, video games, digital video cassette recorders and DVD players all use such digital transmission technology. New application of this technology is anticipated in digital audio equipment and emerging video devices such as personal video recorders.



    - COMPUTERS. Computation equipment such as personal computers, workstations and servers require implementation of standard interfaces such as PCI, USB, AGP, IrDA and Ethernet. Our communications technology can be found in standard products and application specific implementations for these types of platforms.


    - OFFICE AUTOMATION. Computer peripherals require a means of connection to both their host computer and to larger networks. These connections are generally made with standard interfaces, including USB, IEEE 1394 and IrDA. These interface technologies are used in such devices as printers, scanners, keyboards, display terminals, pointing devices, and mass storage devices such as hard, floppy and removable media disk drives; and tape and optical drives.

PRODUCTS


    Our communications technology includes semiconductor intellectual property and related software. Our semiconductor intellectual property includes a wide variety of standards-based communications technology. Our semiconductor intellectual property subsystems vertically combine many of these technologies into functional blocks tailored for ease of use and faster integration into the customer's complex designs. Our firmware and drivers provide protocol translation technologies that allow the operating system to communicate with the hardware. We provide simulation models, test environments, documentation and training for many of these technologies.



    We supply our technology as Verilog, VHDL or C source code, which are the primary design languages in use today. Semiconductor and systems companies then integrate our communications technology into their overall semiconductor designs using electronic design automation tools, such as those provided by Synopsys and Cadence. We use a modular approach that emphasizes silicon-proven reusable, licensable technology and software that are compatible with a wide range of processor designs.



    inSilicon's technologies are outlined in the following chart. Each family consists of our technologies that relate to a specific industry standard.



 COMMUNICATIONS
    STANDARDS             TECHNOLOGY FAMILIES                           TECHNOLOGY APPLICATION
       AGP         AGP Master, AGP Host and AGP        Accelerated Graphics Port is an interconnect standard
                   Simulation Models                   used in high performance graphic cards for personal
                                                       computers.
    Ethernet       10/100 Ethernet Media Access        Ethernet is a widely used local area networking
                   Controller and Ethernet Simulation  communications standard, used in such devices as modems,
                   Model                               cable modems, home networking, routers and switches.
   IEEE 1394       1394 Device Controller Link, 1394   IEEE 1394 is a high-speed digital interface standard
                   Analog Phy, 1394 Cable Phy and      used in digital cameras, audio-visual disk drives and
                   1394 Simulation Model.              scanners.
      IrDA         IrDA and IrDA Simulation Model      IrDA is a wireless standard that enables communication
                                                       between appliances across short distances. It is used in
                                                       mobile phones, handheld and laptop computers and
                                                       electronic games.
       PCI         PCI Suite and PCI Simulation Model  Peripheral Component Interconnect is an internal communications standard that connects various elements
                                                       of computer systems to each other. It is used in many
                                                       computers as well as in embedded systems.
      PCI-X        PCI-X and PCI-X Simulation Model    PCI-X is the latest revision of the PCI standard. It is
                                                       used in many high performance computing applications,
                                                       including multiprocessor servers, communications
                                                       switches and routers and storage area networks.
       USB         USB OHCI Host Controller, USB Hub,  Universal Serial Bus is a standard designed to simplify
                   USB Device Controller and           connections between personal computers and peripheral
                   USBAccess-Registered Trademark-     devices, such as printers, digital cameras and scanners.
                   System Software                     Our USBAccess-Registered Trademark- software adds USB
                                                       capability to computer operating systems, such as
                                                       Microsoft's NT.
       VCI         TymeWare-TM- VCI                    Virtual Component Interface is a standard interface that
                                                       simplifies the mix-and-match of semiconductor
                                                       intellectual property. Our TymeWare-TM- VCI enables
                                                       integration of multiple communications standards and
                                                       includes interfaces to popular microprocessors.

RESEARCH AND DEVELOPMENT


    We believe that our future success will depend in large part on our ability to continue developing and acquiring new and enhanced communications technology and related software in a timely and cost-effective manner. To this end, we have assembled a team of highly skilled engineers with significant experience in the design and development of communications technology, simulation and verification environments and firmware. We participate in the development of new and existing industry standards.



    Our research and development costs were $2.3 million in fiscal year 1997, $2.9 million in fiscal year 1998, $9.1 million in fiscal year 1999 and $2.0 million in the three months ended December 31, 1999. In order to maintain a leading position as a merchant semiconductor intellectual property provider in emerging communications and connectivity standards, we expect that these costs will increase in the future. However, because of the conclusion of a significant outsource design contract and the reduced use of software consultants, we expect that overall research and development expenditures will decrease in fiscal year 2000. As of December 31, 1999, we had 45 employees engaged in research and development. We expect to identify and hire additional highly-skilled technical personnel in fiscal year 2000 to staff our anticipated research and development activities.


SALES AND MARKETING

    We focus our sales efforts in the following areas: direct sales; indirect sales through application specific integrated circuit, or ASIC, manufacturers, software resellers and design house programs; and internet distribution.


    DIRECT SALES. We maintain a direct worldwide sales network consisting of our own employees and a limited number of sales representatives and field applications engineers. The sales force's primary responsibility is to secure and maintain direct account relationships with the semiconductor and systems companies of the world. We have over 400 customers for which the sales force maintains the relationship. We document these relationships with a technology license agreement for the first purchase. For subsequent purchases from existing customers, we generally obtain a customer purchase order for the desired technology under the terms of the license agreement or an amendment to the license agreement. The sales force is distributed in key geographic areas around the world with employees in the following locations: Austin; Boston; Irvine; San Jose; Geneva, Switzerland; London, England; Munich, Germany; and Tokyo, Japan. In addition, we have a distribution agreement with Phoenix Technologies Ltd. covering Hong Kong, Japan, Korea, Singapore and Taiwan.


    INDIRECT SALES. In addition to the direct sales force, we also use the following indirect sales channels:


    - ASIC MANUFACTURERS. Application specific integrated circuit, or ASIC, manufacturers provide customized build-to-order chips to their customers. Several ASIC manufacturers have access to our technology and are able to license our products directly to their customers and include our communications technology in their complex semiconductors. We receive revenues from the ASIC vendors for each of our technologies that is used in a customer chip.



    - SOFTWARE RESELLERS. We also have a group of software resellers whose primary function is the development and resale of firmware and drivers. These companies perform both licensing and servicing of firmware customers for us. We receive revenues from our software resellers for our technologies that they provide to their customers.



    - DESIGN HOUSE PARTNERS. Our design house program provides access to our communications technologies to enable design houses to develop expertise with our semiconductor intellectual property. This encourages design houses to incorporate our semiconductor intellectual property when they design custom semiconductors for their customers. We receive revenues from customers who are referred to us by our design center partners.



    INTERNET DISTRIBUTION. In addition, we allow semiconductor designers to download and test, via the internet, encrypted versions of our technology before committing to any economic arrangement.

CUSTOMERS


    We have developed a strong customer base among semiconductor and systems companies that use our communications technology to design complex semiconductors. The following chart provides a representative list of our major customers and some of the applications in each industry in which customers use our technology:



INDUSTRY                         EXAMPLE APPLICATION               SELECTED CUSTOMERS
Communications                   ATM Traffic Processor, Backbone   Alcatel
                                 Router, Cable Modem, DSL Modem,   Avici Systems
                                 Encryption Processor, Gigabit     Broadcom
                                 Servicer Adapter, Gigabit         Cisco
                                 Switch, Multilayer                hi/fn
                                 Communications Switch, Network    Juniper Systems
                                 Adapter, Satellite Receiver and   Maker Communications
                                 Terabit Router
Consumer                         AutoPC, Cell Phone, Digital       Fujitsu
                                 Still Camera, Digital Video       Microsoft
                                 Camera, Internet Audio, Personal  Motorola
                                 Digital Assistant, Set-top Box    Qualcomm
                                 and Smart Card Reader             Sharp
                                                                   Sony
                                                                   ST Microelectronics
Computer                         Embedded Microprocessor, Laptop   AMD
                                 Computer, RISC Processor, Server  Fujitsu
                                 Processor Interconnect, Super     SMSC
                                 I/O Chip, Microprocessor and USB  Intel
                                 Controller                        Lucent
Office Automation                3-D Digital Audio, Floppy Disk    Siemens AG
                                 Drive, Inkjet Printer, Laser      Creative Labs
                                 Printer, Page Scanner, PC Audio   Hewlett-Packard
                                 Card, PC Video Camera and         iomega
                                 Removable Disk Drive              Logitech
                                                                   Yamaha


PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

    We rely primarily on a combination of nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret, and copyright law to protect our proprietary rights. Our general policy has been to seek patent protection for those inventions and improvements likely to be incorporated in our products or otherwise expected to be of value. We have an active program to protect our proprietary technology through the filing of patents.


    As of February 1, 2000, we had applications for six U.S. patents on file with the United States Patent and Trademark Office, or USPTO, and five draft applications in the various stages of review in preparation for filing with the USPTO. To date, the USPTO has issued two patents related to our design simulation techniques and one patent related to our proprietary asynchronous PCI design. As of December 31, 1999, we had filed two foreign applications under the Patent Cooperation Treaty and had national filings in place for those countries which are not members. We intend to continue to file patent applications as appropriate in the future. We cannot be sure, however, that our pending patent applications will be approved, that any issued patents will protect our intellectual property or will not be challenged by third parties, or that the patents of others will not seriously harm our ability to do business. In addition, others may independently develop similar or competing technology or design around any of our patents.



    We protect the source code of our technologies as both trade secrets and unpublished copyrighted works. We license the source code to our customers for limited uses and maintain contractual controls over the use of our software. Wide dissemination of our software makes protection of our proprietary rights difficult, particularly outside the United States.


    We protect our trade secrets and other proprietary information through nondisclosure agreements with our employees and customers and other security measures, although others may still gain access to our trade secrets or discover them independently.


    From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. Although we believe that our technologies do not infringe on any copyright or other proprietary rights of third parties, there are currently significant legal uncertainties relating to the application of copyright and patent law in the field of software.


COMPETITION




    Our industry is very competitive and is characterized by constant technological change, rapid rates of product obsolescence, and frequently emerging new suppliers. Our existing competitors include other merchant semiconductor intellectual property, or SIP, suppliers, such as the Mentor Graphics' Inventra Division, Synopsys, Enthink and VAutomation; and suppliers of application specific integrated circuits, or ASICs, such as LSI Logic, and the ASIC divisions of IBM, Lucent, Toshiba and NEC. We also compete with the internal development groups of large, vertically integrated semiconductor and systems companies, such as Intel, Motorola, Cisco and Hewlett-Packard. In these companies, SIP developed for an individual project sometimes is subject to efforts by the company to re-use the SIP in multiple projects. Companies whose principal business is providing design services as work-for-hire, such as Intrinsix, Sican and the service division of Cadence, also provide competition. These companies generally build a portfolio of internally developed SIP over time and then re-use that SIP as applicable in new service projects in order to gain productivity leverage. For firmware, our primary competitors are in-house research and development departments of system companies and small privately-held companies. As we introduce new SIP technologies, we will face competition from both existing SIP suppliers and new SIP suppliers that we anticipate will enter the market. We also may face competition from new suppliers of technologies based on new or emerging standards.



    We believe that important competitive factors in our market include: performance; functionality; customizability; length of development cycle; price; compatibility with prevailing design methodologies; interoperability with other devices or subsystems; ease of use; reputation for successful designs and installed base; technical service and support; technical training; configurability of technologies for specific designs; and regional sales and technical support.


EMPLOYEES


    As of December 31, 1999, we had 78 employees, including 19 in sales, eight in marketing, 45 in research and development and six in general and administrative functions. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union and we believe our employee relations are good.

LEGAL PROCEEDINGS

    inSilicon is not a party to any pending litigation.

FACILITIES

    Our executive, administrative and technical offices currently occupy approximately 22,000 square feet in a building leased by Phoenix in San Jose, California. We expect in the future to move to separate offices in the Silicon Valley area. We believe that our current and planned facilities will be adequate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The names and ages of our existing executive officers and directors as of February 10, 2000 are set forth below.



NAME                                   AGE      POSITION(S)
----                                 --------   -----------
Wayne C. Cantwell..................     35      President, Chief Executive Officer and Director
Barry A. Hoberman..................     41      Executive Vice President and Chief Technical
                                                Officer
William E. Meyer...................     37      Executive Vice President and Chief Financial
                                                Officer
Anand C. Naidu.....................     46      Vice President of Internet Products
Robert G. Nalesnik.................     41      Vice President of Marketing
David J. Power.....................     42      Vice President and General Counsel
Linda V. Moore.....................     53      Secretary
Albert E. Sisto(1).................     50      Chairman of the Board of Directors
Raymond J. Farnham(1)(2)...........     52      Director
John R. Harding(2).................     45      Director
E. Thomas Hart(1)(2)...............     58      Director


------------------------

(1) Expected member of compensation committee

(2) Expected member of audit committee

    WAYNE C. CANTWELL has served as our President and Chief Executive Officer since our incorporation in November 1999 and as a Director of inSilicon since November 1999. Mr. Cantwell also has served as Senior Vice President and General Manager of Phoenix's Semiconductor IP Division since July 1999, a position from which he will resign before the closing of this offering. He was Vice President and General Manager, Worldwide Field Operations, for Phoenix from November 1998 to July 1999; Vice President and General Manager, North American Operations, from March 1998 to October 1998; Vice President, Asia/America Operations, from September 1997 to March 1998; and General Manager, Asia Operations, from
January 1996 to August 1997. Prior to that, Mr. Cantwell held various sales, sales management and general management roles with Phoenix since joining in March 1991. Prior to that, Mr. Cantwell held various roles in sales and engineering at Intel and NEC Technologies. He received a B.S. in Electrical Engineering from DeVry Institute of Technology.

    BARRY A. HOBERMAN has served as our Executive Vice President and Chief Technical Officer since November 1999. Prior to November 1999, Mr. Hoberman was Vice President of Phoenix's Semiconductor IP Division from April 1999 to November 1999, and the Senior Director of the same division from May 1996 to March 1999. Prior to that, he was Product Line Director at Advanced Micro Devices, a semiconductor manufacturer, from October 1987 to May 1996. He held various roles in product management and development at Advanced Micro Devices and Monolithic Memories. Mr. Hoberman has been issued 13 U.S. patents. He received a B.S. in Electrical Engineering and a B.S. in Biology from the Massachusetts Institute of Technology, and has done graduate work in Electrical Engineering at Stanford University.


    WILLIAM E. MEYER has served as our Executive Vice President and Chief Financial Officer since December 1999. He was also a Director of inSilicon from our incorporation in November 1999 until February 2000. He was Phoenix's Chief Financial Officer from June 1999 to December 1999. He served as Phoenix's Vice President of Finance and Controller from February 1998 to June 1999. Mr. Meyer was Vice President and Corporate Controller for Microprose, a developer of entertainment software, from November 1995 to February 1998. He served as Vice President of Finance and Chief Financial Officer for SBT Accounting Systems, a developer of accounting software applications, from 1992 to

1995. Mr. Meyer also held various positions with Arthur Andersen. He is a Certified Public Accountant and received a B.S. in Accounting from California State University at Sacramento.


    ANAND C. NAIDU has served as our Vice President of Internet Products since November 1999. He has been the Vice President of Internet Products of Phoenix's Semiconductor IP Division since October 1999, was the Senior Director of Worldwide Sales in Phoenix's Semiconductor IP Division from July 1999 to October 1999; and Director of Business Development from September 1998 to
July 1999. Mr. Naidu was a co-founder of Sand in 1991 and served as Sand's President and Chief Executive Officer until Phoenix acquired Sand in
September 1998. Prior to founding Sand, he was President of Silicon Platforms, which was acquired by S3. Mr. Naidu also held key marketing and development management positions at Western Digital, STC, Intersil, and Rolm. He holds a B.S. and an M.S. in Electrical Engineering from the University of California at Berkeley and an M.B.A from the University of Santa Clara.

    ROBERT G. NALESNIK has served as our Vice President of Marketing since November 1999 and had held the same position at Phoenix's Semiconductor IP Division since October 1999. Prior to that, he was Director of Marketing of the Semiconductor IP Division since joining Phoenix in September 1998. He was Vice President of Marketing at Sand from March 1998 until Phoenix acquired it in September 1998. Prior to joining Sand, he was Director of Product Marketing at Actel, a semiconductor manufacturer, from October 1995 to March 1998. Prior to that, he spent five years at VLSI Technology, a semiconductor manufacturer, in various marketing and engineering management roles. He has also held management positions at Compass Design Automation and Fairchild Semiconductor.
Mr. Nalesnik holds a B.S. in Electrical Engineering from the Georgia Institute of Technology.

    DAVID J. POWER has served as Vice President and General Counsel of inSilicon since November 1999. He was previously the Associate General Counsel for Phoenix, overseeing the legal functions of the Semiconductor IP Division since October 1997. Prior to coming to Phoenix, Mr. Power held corporate counsel positions with CIDCO from July 1996 to October 1997, with Cymer Laser Technologies from August 1995 through July 1996 and with Varian Associates from January 1994 through August 1995. Mr. Power specializes in intellectual property and technology licensing law. He received a B.S. in Engineering from Arizona State University and a J.D. from the John Marshall Law School.

    LINDA V. MOORE has been Secretary of inSilicon since November 1999. She has served as Phoenix's Secretary and General Counsel since November 1999. Prior to joining us, she was Vice President and General Counsel of Nhancement Technologies, a distributor of computer-telephony products, from September 1998 to August 1999. She served as General Counsel and Secretary of Jabil Circuit, an electronics contract manufacturer, from 1989 to 1998. She has also served as a consultant to internet start-ups and has six years experience in equipment leasing. Ms. Moore received a B.A. from the University of Michigan, an M.A. from Eastern Michigan University and a J.D. from the Detroit College of Law. We expect that Ms. Moore will resign as our Secretary immediately before the closing of this offering.

    ALBERT E. SISTO has served as a Director of inSilicon since our incorporation in November 1999 and as the Chairman of our Board of Directors since December 1999. Since June 1999, he has served as Phoenix's Chief Executive Officer. Mr. Sisto served as the Chief Operating Officer of RSA Data Security, a subsidiary of Security Dynamics Technologies, providing encryption technology, from October 1997 to February 1999. He was Chairman, President and Chief Executive Officer of Documagix, a software developer of document imaging software, from September 1994 through October 1997. Mr. Sisto is a Director of hi/fn, efax.com, Insignia Solutions and Tekgraf, all publicly traded technology companies, and nCipher and Trintech Group. Mr. Sisto holds a B.E. in Engineering from the Stevens Institute of Technology.

    JOHN R. HARDING has served as a Director of inSilicon since February 2000. Since January 2000, he has served as Chairman of the Board of Directors and Chief Executive Officer of The Dorset Group, a venture management and investment firm. Mr. Harding served as Chief Executive Officer and as a Director of Cadence Design Systems, a provider of software and services for electronic design, from October 1997 through May 1999. From May 1997 through October 1997, he served as Cadence's Senior Vice President of the Strategic Business Group. Mr. Harding served as President and Chief Executive Officer of Cooper & Chyan
Technology, Inc., an electronic design automation software tool company, from December 1994 until its merger with Cadence in May 1997. Prior to that, Mr. Harding served as Executive Vice President of Zycad Corporation, an electronic design automation company, from January 1992 through October 1994. Mr. Harding is Chairman of the Board of Directors of SafeCorp.com, an information security consulting firm. He is a Director of Zland.com, a provider of internet-based applications for businesses. Mr. Harding holds a B.A. in Economics and Chemistry from Drew University, where he is a member of the Board of Trustees.



    RAYMOND J. FARNHAM has served as a Director of inSilicon since
February 2000. Since October 1998, he has served as Chairman of the Board of Directors, President and Chief Executive Officer of hi/fn, a designer and developer of semiconductor devices and software. He served as Executive Vice President of Integrated Device Technology, a supplier of microprocessor, logic and memory integrated circuits, from July 1996 through July 1998. He worked as an independent consultant from February 1995 through August 1996. Mr. Farnham was President and Chief Executive Officer of OPTi, a fabless semiconductor company, from February 1994 through February 1995. From 1972 through 1993, he had numerous management responsibilities at National Semiconductor Corp., with his final position being President of the Communication and Computing Group from 1991 through 1993. He received a B.S. in Electrical Engineering from Pennsylvania State University.



    E. THOMAS HART has served as a Director of inSilicon since February 2000. Since June 1994, Mr. Hart has served as QuickLogic's President and Chief Executive Officer. Prior to joining QuickLogic, Mr. Hart was Vice President and General Manager of the Advanced Networks Division at National Semiconductor, a semiconductor manufacturing company, from September 1992 to June 1994. Prior to joining National Semiconductor, he was a private consultant with Hart Weston International, a technology-based management consulting firm, from February 1986 to September 1992. Mr. Hart holds a B.S. in Electrical Engineering from the University of Washington.


    There are no family relationships among any of our directors or executive officers.

BOARD COMPOSITION


    We currently have five directors, one of whom is an officer of Phoenix, and one of whom is an officer of inSilicon.



    After this offering, our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, we will elect only one class of directors at each annual meeting of our stockholders. We expect the terms of office of the directors will expire as follows: Mr. Hart at the annual meeting of stockholders in 2001, Mr. Farnham and Mr. Cantwell at the annual meeting of stockholders in 2002 and Mr. Sisto and Mr. Harding at the annual meeting of stockholders in 2003. For at least as long as Phoenix continues to own more than 50% of our common stock, Phoenix will have the ability to change the size and composition of our board of directors.


BOARD COMMITTEES

    Our board of directors expects to establish two committees: an audit committee and a compensation committee. The responsibilities of the audit committee are expected to include recommending to the board of directors the independent public accountants to conduct the annual audit of our accounts; reviewing the proposed scope of the audit and approving the audit fees to be paid; and reviewing the adequacy and effectiveness of our internal auditing, accounting and financial controls with the independent public accountants and our financial and accounting staff. The audit committee will be comprised of the three independent directors. The responsibilities of the compensation committee are expected to include determining the compensation and benefits of inSilicon officers, establishing and reviewing general policies relating to the compensation and benefits of inSilicon officers and employees and administering the stock option plans. We expect that the compensation committee will be comprised of Mr. Sisto, Mr. Hart and Mr. Farnham.

    The Board may, from time to time, establish other committees.

DIRECTOR COMPENSATION

    We will pay to directors who are not officers or employees of inSilicon or any of its affiliates $1,000 per board meeting and $500 for committee meetings. We have also granted to each non-employee director options to purchase 20,000 shares of our common stock. Each person who becomes a non-employee director after the completion of this offering will receive an initial grant of options to purchase 20,000 shares of our common stock upon appointment or election under the 2000 stock plan. The 2000 stock plan also provides for annual grants of 7,500 shares of our common stock to each non-employee director. Members of the audit and compensation committees will also receive an additional 5,000 shares upon appointment to that committee. We will also reimburse our directors for reasonable expenses incurred in attending board of directors or committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    None of the expected members of the compensation committee of our board of directors is or was an officer or employee of inSilicon. None of our executive officers serves as a member of the board of directors or compensation committee of any other public company. See "Related Party Transactions" for a description of transactions between us and entities affiliated with prospective members of the compensation committee.


BENEFIT PLANS

    1999 STOCK OPTION PLAN. Our 1999 stock option plan was adopted by our board of directors and approved by our stockholder in December 1999. Our 1999 stock option plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees, directors and consultants of nonstatutory stock options. A total of 2,700,000 shares has been reserved for issuance under the 1999 stock option plan. As of December 31, 1999, options to purchase an aggregate of 2,348,844 shares of our common stock were outstanding under our 1999 stock option plan. Our board of directors has determined that no further options will be granted under the 1999 stock option plan after this offering. The 1999 stock option plan provides that in the event of our acquisition by another corporation, each outstanding option may be assumed or substituted for by the successor corporation. If outstanding options are not assumed or substituted for in certain acquisitions, they will vest prior to the consummation of the transaction.

    2000 STOCK PLAN. Our 2000 stock plan was adopted by our board of directors and approved by our stockholder in January 2000. The 2000 stock plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under our 1999 stock option plan will be administered under the 2000 stock plan but will continue to be governed by their existing terms.

    The 2000 stock plan provides for the discretionary grant of incentive stock options to employees, including officers and employee directors, and for the discretionary grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 2000 stock plan also provides for the periodic automatic grant to non-employee directors of nonstatutory stock options.

    The total shares of common stock currently reserved for issuance under the 2000 stock plan equals 1,300,000 shares of common stock plus the number of shares that remain reserved for issuance under the 1999 stock option plan as of the date the 2000 option plan became effective.

    In addition, commencing on the first day of our next fiscal year, shares will be added to the 2000 stock plan annually equal to the lesser of (a) 5% of the outstanding shares on the last day of the prior fiscal year and
(b) 2,000,000 shares.

    Unless terminated sooner, the 2000 stock plan will terminate automatically 10 years from its effective date.

    The administrator of our 2000 stock plan generally has the power to determine:

    - the terms of the options or stock purchase rights granted, including the exercise price of the option or restricted stock grant;

    - the number of shares subject to each option or restricted stock grant;

    - the exercisability of each option or stock purchase right; and

    - the form of consideration payable upon the exercise of each option or stock purchase right.

    The board is the administrator of the 2000 stock plan's automatic non-employee director grant program. Under that program, non-employee directors who first join our board after the date of this prospectus will receive a grant of an option to purchase 20,000 shares when they become non-employee directors. In addition, all non-employee directors will receive a grant of an option to purchase 7,500 shares at each subsequent annual meeting, provided they continue to serve after such annual meeting. Directors also receive an additional one-time, automatic grant of an option to purchase 5,000 shares upon appointment to the audit and compensation committees. These options vest quarterly at a rate of 6.25% per quarter from the date of grant, provided the director continues to serve as a director on the vesting date. These options also provide for accelerated vesting in the event of certain changes of control.

    In addition, the board has the authority to amend, suspend or terminate the 2000 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the plan. The maximum number of option shares each optionee may be granted during a fiscal year is 1,000,000 shares. However, in connection with an optionee's initial service with us, such optionee may be granted up to a total of 2,000,000 shares during the initial fiscal year of service. Restricted stock grants are limited to 200,000 shares in any fiscal year.

    Options and restricted stock granted under our 2000 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 2000 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of inSilicon, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. However, the compensation committee will have the power under the 2000 stock plan to vary these terms, except for grants under the non-employee director grant program.

    In the case of restricted stock, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant inSilicon a repurchase option exercisable after the purchaser's employment or consulting relationship with inSilicon has ended for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to inSilicon. The repurchase option shall lapse at a rate determined by the administrator.

    The exercise price of all incentive stock options and nonstatutory stock options granted automatically to non-employee directors must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of other nonstatutory stock options and stock purchase rights granted under the 2000 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 stock plan may not exceed ten years.

    The 2000 stock plan provides that in the event that we are acquired by another corporation, or sell substantially all of our assets, each option and stock purchase right may be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the option holder will fully vest in and have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which the holder would not otherwise be entitled to exercise.

    2000 EMPLOYEE STOCK PURCHASE PLAN. Our 2000 employee stock purchase plan was adopted by our board of directors and approved by our stockholder in January 2000. A total of 250,000 shares of our common stock has been reserved for issuance under the 2000 purchase plan, plus annual increases equal to the lesser of (a) 0.3125% of the outstanding shares on the last day of the prior fiscal year and (b) 100,000 shares.

    The 2000 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before May 31, 2000. The board has the power to change the duration of the offering periods.

    Employees of inSilicon or of any participating subsidiaries are eligible to participate. However, employees may not be granted an option to purchase stock under the 2000 purchase plan if they either:

    - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

    - hold rights to purchase stock under our employee stock purchase plan which accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

    The 2000 purchase plan permits participants to purchase our common stock through payroll deductions of up to 10% of their total compensation, including bonuses and commissions. The maximum number of shares a participant may purchase during a single purchase period is 10,000 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 purchase plan is generally 85% of the lower of the fair market value of the common stock either at the beginning of the offering period or at the end of the purchase period.

    In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with inSilicon.

    Rights granted under the 2000 purchase plan are not transferable by a participant other than upon death or by a special determination by the plan administrator. Each outstanding option under the 2000 purchase plan will be subject to the acquisition agreement in the event we merge with or into another corporation or sell substantially all of our assets.

    Our board of directors has the authority to amend or terminate the 2000 purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 purchase plan, provided that the board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 2000 purchase plan is in the best interests of inSilicon and its stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the 2000 purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless earlier terminated by our board of directors, the 2000 purchase plan will terminate automatically ten years from its effective date.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation of inSilicon's Chief Executive Officer and the other four most highly compensated executive officers based on employment with Phoenix whose aggregate compensation exceeded $100,000 during the year ended September 30, 1999. We refer to these individuals as the "named executive officers" elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE


                                                                      LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    -------------
                                         ANNUAL COMPENSATION         SECURITIES
                                    -----------------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION(S)        SALARY(1)       BONUS(1)       OPTIONS(2)     COMPENSATION(3)
------------------------------      -------------   -------------   -------------   ----------------
Wayne C. Cantwell, President and
  Chief Executive Officer.........    $199,166         $94,262         66,000           $ 1,000

Barry A. Hoberman, Executive Vice
  President and Chief Technical
  Officer.........................     169,125          32,918         25,996             1,000

William E. Meyer, Executive Vice
  President and Chief Financial
  Officer.........................     141,667          34,859         75,000             1,000

Anand C. Naidu, Vice President....     132,275          17,272         40,000             1,000

Robert G. Nalesnik, Vice
  President.......................     140,400          19,658         40,000            59,000(4)


--------------


(1) Represents salary and bonus paid by Phoenix to the named executive officers for their services to Phoenix while employed at Phoenix.



(2) Represents options to purchase Phoenix common stock granted by Phoenix. The named executive officers have exchanged these Phoenix options for options to purchase inSilicon common stock at a ratio of 1.862 shares of inSilicon common stock for each share of Phoenix common stock, except for Mr. Naidu and Mr. Nalesnik, each of whom did not exchange their options with respect to 2,500 shares of Phoenix common stock.



(3) Consists of Phoenix's contribution to the individual's 401(k) savings account while employed at Phoenix.



(4) Includes $58,000 paid in October 1999 that is the first of three annual installments of a $174,000 retention bonus.



    FUTURE COMPENSATION



    Since January 1, 2000, our officers and other employees of inSilicon have been compensated by inSilicon. However, through February 2000, they will continue to participate in Phoenix's 401(k) savings plan, and at least until January 1, 2002, they will continue to participate in Phoenix's welfare benefit plans at inSilicon's expense. Phoenix employees who were seconded to inSilicon in December 1999 had the opportunity to exchange their unexercised options to purchase Phoenix common stock for new options to acquire inSilicon common stock. On the date of the exchange, the inSilicon options had the same intrinsic value and ratio of exercise price to market value of the underlying shares as the Phoenix options exchanged. They also have equivalent vesting schedules to the Phoenix options exchanged. For information with respect to the exchange of options by the named executive officers, see "Related Party Transactions."

    OPTION GRANTS

    The following table provides summary information regarding options to purchase Phoenix common stock that were granted by Phoenix to the named executive officers during the fiscal year ended September 30, 1999.

                       OPTION GRANTS IN FISCAL YEAR 1999


                                                                                                     POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                                    VALUE AT ASSUMED
                         -------------------------------------------------------------------           ANNUAL RATES OF
                          NUMBER OF     PERCENT OF                     MARKET                            STOCK PRICE
                         SECURITIES    TOTAL OPTIONS                    PRICE                          APPRECIATION FOR
                         UNDERLYING     GRANTED TO     EXERCISE OR     ON DATE                          OPTION TERM(2)
                           OPTIONS     EMPLOYEES IN     BASE PRICE    OF GRANT    EXPIRATION   --------------------------------
NAME                     GRANTED(1)     FISCAL YEAR     ($/SHARE)     ($/SHARE)      DATE       0%($)      5%($)       10%($)
----                     -----------   -------------   ------------   ---------   ----------   --------   --------   ----------
Wayne C. Cantwell......    35,000(3)        1.1%         $ 9.3000     $17.1880     07/01/09    $276,080   $654,410   $1,234,844
Wayne C. Cantwell......    31,000           1.0            8.5000       8.5000     03/31/09       NA       165,714      419,951
Barry A. Hoberman......    25,996           0.8            8.5000       8.5000     04/16/09       NA       138,964      352,163
William E. Meyer.......    45,000           1.4           11.1250      11.1250     06/17/09       NA        91,976      233,085
William E. Meyer.......    10,000           0.3           10.8130      10.8130     05/28/09       NA        68,002      172,331
William E. Meyer.......    20,000           0.6            7.3125       7.3125     02/26/09       NA       314,840      797,867
Anand C. Naidu.........    40,000           1.3           11.1875      11.1875     09/30/09       NA       281,430      713,200
Robert G. Nalesnik.....    40,000           1.3           11.1875      11.1875     09/30/09       NA       281,430      713,200


------------------


(1) In the fiscal year 1999, Phoenix granted options to purchase an aggregate of 3,279,370 shares of Phoenix common stock. Unless otherwise stated, options to purchase shares vest quarterly at the rate of 6.25% per quarter. Options have a term of ten years but may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability. Except as set forth in Note 2 to the Summary Compensation Table, all of these options were exchanged for options to purchase inSilicon common stock that have substantially the same terms and conditions.


(2) 0%, 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our or Phoenix's future common stock prices. The potential realizable values are calculated by assuming the Exercise or Base Price shown on the table, that the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price.


(3) 22,500 of these shares were subject to an accelerated vesting schedule, based upon Mr. Cantwell's achievement of certain quarterly management-related goals, of which options to purchase 15,000 shares had vested as of December 31, 1999.


    OPTION EXERCISES AND HOLDINGS

    The following table provides summary information regarding options to purchase Phoenix common stock that were exercised by the named executive officers during the fiscal year ended September 30, 1999 and the number and value of unexercised in the money Phoenix options held by the named executive officers at September 30, 1999.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                                         NUMBER OF
                                                                   SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                    UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                       SHARES                    AT FISCAL YEAR-END(1)(2)        AT FISCAL YEAR-END(3)
                                     ACQUIRED ON     VALUE      ---------------------------   ---------------------------
NAME                                  EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                 -----------   ----------   -----------   -------------   -----------   -------------
Wayne C. Cantwell..................     --         --               58,362         86,638      $141,857       $213,442
Barry A. Hoberman..................     --         --               50,064         38,432        16,360        100,233
William E. Meyer...................     --         --               11,813         79,188        11,488         78,132
Anand C. Naidu.....................     --         --                   --         40,000            --             --
Robert G. Nalesnik.................     --         --               20,926         60,924       212,347        212,326


--------------


(1) These options were granted on various dates during fiscal years 1991 through 1999 and generally vest quarterly at the rate of 6.25% per quarter. Except for an option of Mr. Naidu to purchase 2,500 shares and options of Mr. Nalesnik to purchase 23,426 shares, all of these options were exchanged for options to purchase inSilicon common stock.


(2) Stock option exercise prices ranged from $1.0400 per share to $19.8750 per share.

(3) The amounts in this column reflect the difference between the closing market price of Phoenix's common stock on September 30, 1999, which was $11.1875, and the option exercise price.


STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS



    For a table setting forth the number of shares of inSilicon common stock owned by Phoenix and each of our directors and named executive officers, see "Principal Stockholder" in this prosepctus.


RELATED TRANSACTIONS WITH PHOENIX


    SAND ACQUISITION. On September 24, 1998, Phoenix acquired Sand for approximately $18.5 million in cash and 464,000 shares of Phoenix common stock. The Agreement and Plan of Reorganization which governed the acquisition also provided for contingent payments of up to $3.7 million, based on a formula tied to the actual net revenues and operating earnings of the Semiconductor IP Division unit of which Sand became a part. Mr. Naidu was one of the three majority stockholders of Sand, and as a result of the acquisition, he received 32.73% of the initial consideration. He will also receive the same percentage of any future contingent payments. Through December 31, 1999, no contingent payments have been made. Phoenix also assumed Sand's stock options, including Mr. Nalesnik's Sand stock options which were converted to the right to purchase 38,960 shares of Phoenix common stock.


    Also in connection with the acquisition, Sand assigned to Phoenix an Independent Contractor Agreement, dated March 15, 1996, between Sand and Sand Microelectronics Pvt. Ltd., India, or Sand India, which allows Phoenix to obtain consulting services for hardware and software development and related fields of technical computer expertise from Sand India from time to time. Mr. Naidu owns approximately one-third of the shares of Sand India. During fiscal year 1999, Phoenix paid or accrued payments to Sand India of $365,000 for services under the Independent Contractor Agreement.


    The Agreement and Plan of Reorganization also required Mr. Naidu and the other majority stockholders of Sand to enter into worldwide non-compete agreements which are effective for three years after the acquisition regardless of the status of their employment with Phoenix. Each non-compete agreement provides that these individuals will not compete with Phoenix in the business area in which Sand was engaged, including semiconductor intellectual property and models and test environments based on interconnect standards.


    In addition, as an incentive to encourage long-term service from certain Sand personnel who remained in Phoenix's employ after the acquisition, Phoenix established a retention bonus program. Under this program, Mr. Nalesnik is entitled to receive up to $174,000 in three equal annual installments commencing in fiscal year 1999 if he remains an employee of Phoenix. Phoenix paid
Mr. Nalesnik $58,000 as a retention bonus under this program related to fiscal year 1999.

    Phoenix has assigned the Agreement and Plan of Reorganization, the Independent Contractor Agreement with Sand India, the non-compete agreements and the retention bonus program agreements to inSilicon.


    TECHNOLOGY LICENSE AGREEMENTS WITH HI/FN. Mr. Farnham, who is a director of inSilicon, is chairman of the board of directors, president and chief executive officer of hi/fn. Mr. Sisto, president and the chairman of the board of directors of Phoenix and a director of inSilicon, is a director of hi/fn. During fiscal years 1998 and 1999, Phoenix licensed to hi/fn PCI cores for $59,250 and $89,250, respectively. This license agreement has been assigned to inSilicon.



    INCENTIVE AND SEVERANCE AGREEMENT WITH MR. CANTWELL. In July 1999, Phoenix entered into an Incentive and Severance Agreement with Mr. Cantwell. This agreement provided an initial base compensation of $200,000 plus bonus and benefits. In addition, the agreement provided that as a retention and performance incentive, Phoenix grant to Mr. Cantwell a non-qualified option to purchase 22,500 shares of Phoenix common stock at an exercise price of $9.30 per share, vesting in three quarterly installments upon the fulfillment of various objectives of which options to purchase 15,000 shares of Phoenix common stock have vested. It also granted him options to purchase 12,500 shares of Phoenix common stock at $9.30 per share that will immediately vest if Phoenix's Semiconductor IP Division is no longer majority owned by Phoenix. On the date of these grants, the market price of Phoenix common stock was $17.1875 per share. If Mr. Cantwell's employment is terminated other than for cause or in a constructive termination, the agreement also provides severance payments, including continued salary for 12 months with continued option vesting during such period. Benefits include participation in executive compensation programs and company paid post-termination health insurance. This agreement has been replaced with an agreement between Mr. Cantwell and inSilicon. See "Related Party Transactions--Severance Agreements with inSilicon Named Executive Officers."


    ARRANGEMENTS BETWEEN INSILICON CORPORATION AND PHOENIX TECHNOLOGIES LTD.

    We also have entered into various agreements with Phoenix including:

    - a Contribution Agreement;

    - an Initial Public Offering Agreement;

    - a Services and Cost-Sharing Agreement;

    - an Employee Matters Agreement;

    - a Tax-Sharing Agreement;

    - a Registration Rights Agreement; and


    - a Technology Distributor Agreement.


    This description summarizes the material terms of these agreements. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

    After this offering, any amendments to these agreements must be approved by a majority of our independent directors.

CONTRIBUTION AGREEMENT

    The separation was completed effective as of November 30, 1999. The Contribution Agreement governs the terms of the transfer to us of assets and liabilities from Phoenix. Some aspects of the contribution are also clarified in the other agreements mentioned above. To the extent that the terms of any other agreements conflict with the Contribution Agreement, the terms of the other agreements govern.

    Pursuant to the Contribution Agreement, Phoenix transferred to us ownership of specified intellectual property and technology related to and necessary for inSilicon to conduct its business, as well as customer and supplier contracts related primarily to the SIP business.


    The Contribution Agreement generally identifies the assets Phoenix transferred to us and the liabilities we assumed from Phoenix in the separation. The agreement also describes when and how these transfers and assumptions occurred. The net book value of the assets transferred and the liabilities assumed under this agreement was approximately $14.5 million.


    ASSET TRANSFER. Effective on the separation date, Phoenix transferred ownership of the following assets to us, subject to any exceptions expressly set forth in an ancillary agreement:

    - all assets reflected on our balance sheet as of September 30, 1999;

    - all written-off, expensed or fully depreciated assets that would have appeared on our balance sheet as of September 30, 1999 if we had not written-off, expensed or fully depreciated them;

    - all assets that Phoenix acquired after September 30, 1999 that would have appeared in our financial statements as of the separation date if we prepared these financial statements using the same principles we used in preparing our balance sheet dated September 30, 1999;

    - all assets used primarily by our business as of the separation date, but are not reflected in our balance sheet as of September 30, 1999 due to mistake or omission;

    - intangible assets, including but not limited to, the following: (i) all intellectual property assets such as copyrights, patents, patent applications pending and in draft, trademarks, domain names, invention disclosures, developed and developing technology, including ideas, inventions, concepts currently in progress related to the SIP business; and (ii) technology, software and know-how related to the current SIP business and business plans;

    - all supply, vendor, capital, equipment lease, software or technology licenses, memberships in industry associations, or other contracts that relate primarily to our business, including contracts representing obligations reflected on our balance sheet as of September 30, 1999, and all similar contracts obtained by Phoenix after that date;

    - all computer-related assets used primarily by employees of Phoenix who will become our employees due to the separation;

    - copies of, and the right to use, all corporate license agreement forms and templates used in the in the licensing and evaluation of the SIP products; and


    - a credit for administrative services and allocated costs for the month of December 1999 of $550,000.


    ASSUMPTION OF LIABILITIES. Effective on the separation date, we assumed the following liabilities from Phoenix, except as provided in an ancillary agreement or other agreement:

    - all liabilities reflected as liabilities on our balance sheet as of September 30, 1999, less any liabilities that were discharged after the date of the balance sheet;

    - all liabilities of Phoenix arising after September 30, 1999, that would have appeared in our financial statements as of the separation date if we prepared these financial statements using the same principles we used in preparing our balance sheet as of September 30, 1999;

    - all liabilities that are primarily related to or primarily arise out of our business but are not reflected in our balance sheet as of September 30, 1999 due to mistake or omission; and

    - all liabilities, other than income taxes, primarily resulting from the operation of our business or resulting from any asset that Phoenix transferred to us, including the contingent payment and other obligations of Phoenix related to the acquisition of Sand.

    EQUITY TO PHOENIX. For its contribution, we issued to Phoenix 10,400,000 shares of our Series A Preferred Stock, which converts to an equal number of shares of our common stock at the completion of this offering. We also issued to Phoenix a warrant to purchase 50,000 shares of our common stock at $.01 per share, exercisable at any time until May 31, 2002.

    BRIDGE LOAN FACILITY. Upon our written request, Phoenix will loan us any funds necessary to fund our operations until the completion of this offering. Such loan shall bear interest at a rate of 8.0% per annum and shall be repaid from the proceeds of this offering.

    OBTAINING APPROVALS AND CONSENTS. The parties agree to use all reasonable efforts domestically and their best efforts internationally to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts transferred in the separation.

    DELAYED TRANSFERS. If it is not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and liabilities will be transferred as promptly as possible after the separation date. Pending receipt of any required consent or other action necessary to make a transfer, Phoenix will hold the asset for the use and benefit of inSilicon or the liability for the account of inSilicon and take all commercially reasonable actions that inSilicon requests to place inSilicon in the same position as if the transfer had occurred.

    NO REPRESENTATIONS AND WARRANTIES. In general, Phoenix has provided no representations or warranties with respect to the assets transferred, except with respect to certain intellectual property developed by Phoenix outside of the SIP division.

    EXPENSES. We will reimburse Phoenix for its reasonable and actual third party expenses incurred in connection with the separation.

    TERMS OF OTHER AGREEMENTS GOVERN. To the extent that another agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of that other agreement will determine the manner of the transfer and assumption.

THE INITIAL PUBLIC OFFERING AGREEMENT

    The Initial Public Offering Agreement governs the relationship between us and Phoenix following this offering in a number of respects including without limitation, the following:


    INFORMATION EXCHANGE. Both Phoenix and we have agreed to share information with each other, at no cost to the requesting party, unless the information is confidential and the sharing would be commercially detrimental to us or contrary to any contract term:


    - Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

    - Each party will retain records that may be beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records.

    - Each party will do its best to provide the other party with personnel, directors, officers or agents who may be used as witnesses in legal proceedings.

    AUDITING PRACTICES. So long as Phoenix is required to consolidate our results of operations and financial position, we have agreed to:

    - not change independent accounting firms without Phoenix's consent, which shall not unreasonably be withheld;

    - use reasonable commercial efforts to generate quarterly financial statements that have been reviewed by our independent accountants on a timely basis following such fiscal quarter-end;

    - use reasonable commercial efforts to cause our independent accountants to date their opinion on our audited annual financial statements on the same date as Phoenix's auditors date their opinion on Phoenix's financial statements;

    - provide Phoenix all relevant information to enable Phoenix to prepare their financial statements (and Phoenix has agreed to provide us all relevant information to enable us to prepare our financial statements);

    - grant each other's internal accountants access to our relevant records;
      and


    - notify each other of any change in accounting principles.


    DISPUTE RESOLUTION. If problems arise between us and Phoenix, we have agreed to the following procedures:

    - The parties will make a good faith effort to first resolve the dispute through negotiation.

    - If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation. The selection of the mediator shall be mutually agreed upon.

    - If mediation fails, the parties can resort to litigation. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would substantially disadvantage the party.

    NO SOLICITATION. Both parties have agreed not to directly recruit employees of the other party for a period of one year after the separation date if the recruiting would be damaging to the other party. However, general advertising and employee-initiated solicitations are permissible.

    NONCOMPETITION. Each of Phoenix and inSilicon has agreed not to engage in any business conducted by the other as of the separation date for a period ending at the earliest of (a) five years from the separation date, (b) the date Phoenix no longer owns at least 10% of our outstanding voting securities and
(c) the date the other ceases to engage in that business. Should either we or Phoenix experience a change of control, the other agrees it will not unreasonably withhold its waiver of this agreement not to compete upon the request of the party undergoing the change of control. Refusal to waive the agreement not to compete is deemed to be reasonable if the person acquiring control competes with the party from which waiver is sought.

    STANDSTILL. So long as it retains ownership of at least 50% of our outstanding voting securities, Phoenix has agreed not to purchase more than 2% of our then-outstanding shares of common stock on the open market during any 12-month period.

    COSTS AND EXPENSES. The Initial Public Offering Agreement provides that we will pay all of the third-party expenses related to the offering of our common stock other than as provided in the Services and Cost-Sharing Agreement. After the completion of the offering, any costs and expenses that are not allocated in the Services and Cost-Sharing Agreement or any other agreement between Phoenix and us shall be the responsibility of the party that incurs the costs and expenses.


    CONFIDENTIALITY. Both parties agree not to disclose confidential information of the other party except in specific circumstances.


    GENERAL RELEASE OF PRE-SEPARATION CLAIMS. Effective as of the separation date, we have released Phoenix and its affiliates, agents, successors and assigns, and Phoenix has released us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation and the initial public offering. This provision will not impair a party from enforcing the Contribution Agreement, any other agreement between Phoenix and inSilicon, or any arrangement specified in any of these other agreements.

    INDEMNIFICATION. In general, we have agreed to indemnify Phoenix and its affiliates, agents, successors and assigns from all liabilities arising from:

    - our business, any of our liabilities or any of our contracts; and

    - any breach by us of the Contribution Agreement or any other agreement between the parties.

    Phoenix has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

    - Phoenix's business other than the businesses transferred to us pursuant to the separation; and

    - any breach by Phoenix of the Contribution Agreement or any other agreement between the parties.

    The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The agreement also contains provisions governing notice and indemnification procedures.

    DISCLOSURE LIABILITIES. We have agreed to bear any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus, other than matters pertaining solely to Phoenix, which shall be borne solely by Phoenix.

    INSURANCE MATTERS. The agreement also contains provisions governing our insurance coverage from the separation date. Phoenix will generally act as insurance administrator and claims administrator for Phoenix insurance policies under which we are or have been insured; provided, however, no settlements involving us shall be made without our consent and all awards regarding us shall be promptly paid to us. We will fund a pro rata portion of the Phoenix insurance costs under the Services and Cost-Sharing Agreement and will be entitled to receive the proceeds, if any, from insured claims under these policies and applicable prior policies, after the applicable deductible or retention.

    ASSIGNMENT. The Initial Public Offering Agreement is not assignable by either party without the prior written consent of the other, except in connection with a merger or a sale of significant assets, in which event the agreement must be assumed by the surviving party.

SERVICES AND COST-SHARING AGREEMENT

    We have also entered into a Services and Cost-Sharing Agreement with Phoenix. This agreement covers various services that Phoenix provides and the method by which certain costs will be shared by the companies. The services include data processing, telecommunications and information technology support services, accounting, financial management, tax preparation, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions. The shared costs include the costs of the office space we occupy at Phoenix's headquarters and insurance premiums.

    The amount we will pay for services and shared costs will generally be equal to the aggregate cost to Phoenix and inSilicon of the services and costs multiplied by a percentage representing the number of our employees to the total number of Phoenix and inSilicon employees. The Services and Cost-Sharing Agreement will have an initial term that extends to June 30, 2000 for all services other than accounting and an initial term that extends to September 30, 2000 with respect to accounting services. The Services and Cost-Sharing Agreement will be renewed on a month-to-month basis. Phoenix can terminate after those dates on 30 days' written notice. We can terminate any one or more of the services at any time on 30 days' written notice.

EMPLOYEE MATTERS AGREEMENT

    We have entered into an Employee Matters Agreement with Phoenix to allocate assets, liabilities, and responsibilities relating to current and former United States employees of inSilicon Corporation and their participation in the benefit plans, including stock plans, that Phoenix currently sponsors and maintains.

    In general, separate agreements will address similar issues relating to foreign employment and benefit matters.

    Until the separation date, United States employees provided services to inSilicon as employees of Phoenix. After the separation date, such employees remained on the Phoenix payroll and provided services to inSilicon on a seconded basis through December 31, 1999. Certain employees with pending visa applications are being seconded for a longer period.

    All eligible United States inSilicon employees will continue to participate in the Phoenix benefit plans on comparable terms and conditions to those for Phoenix employees until we establish comparable benefit plans for our current and former employees. Once we establish our own corresponding benefit plan, we may modify or terminate that plan in accordance with the terms of that plan and our policies. inSilicon benefit plans generally will not provide benefits that overlap benefits under the corresponding Phoenix benefit plan at the time of the offering. Each inSilicon benefit plan will provide that all service, compensation and other benefit determinations that, as of the offering, were recognized under the corresponding Phoenix benefit plan will be taken into account under that inSilicon benefit plan.

    Each inSilicon benefit plan will assume any liabilities under the corresponding Phoenix benefit plan for inSilicon employees. Assets relating to the employee liabilities will also be transferred to inSilicon or the related inSilicon plans and trusts from trusts and other funding vehicles associated with Phoenix's benefit plans. However, with respect to the 401(k) retirement plans, the companies may agree that assets and liabilities will be transferred by way of employer-mandated transfer, employee voluntary transfer, employee elective rollover or a combination thereof.

    OPTIONS. Persons providing us services on December 21, 1999 had the ability to have their Phoenix options exchanged for inSilicon stock options with the same intrinsic value. The number of shares and the exercise price of Phoenix options that were exchanged for inSilicon options were adjusted using a formula based upon the relative fair market values of the two companies' stock on the date of exchange. Each of the resulting inSilicon options maintains the original vesting provisions and option period.

    STOCK PURCHASE PLAN. We anticipate that inSilicon employees will continue to participate in the Phoenix stock purchase plan through the end of May 2000. Immediately following the completion of this offering, inSilicon employees may begin participating in our 2000 stock purchase plan.

TAX-SHARING AGREEMENT


    We have entered into a Tax-Sharing Agreement with Phoenix concerning each party's obligations for various tax liabilities. The Tax-Sharing Agreement provides that Phoenix generally will pay all federal, state, local and foreign taxes relating to our business before November 30, 1999. For any taxable period after that date in which we are included in a Phoenix consolidated or combined tax return, the agreement provides that we will make payments to Phoenix based upon the amount of U.S. federal and state income taxes that would have been paid by us had we and each of our subsidiaries filed our own federal and state income tax returns, subject to specific adjustments. Further, if we incur losses on either a federal or state basis that reduce Phoenix's consolidated or combined tax liability, Phoenix will pay us an amount equal to the tax savings generated by our losses.



    The net losses we incurred for all periods through November 30, 1999 are attributable to our operations as a division of Phoenix and were included in income tax returns filed by Phoenix. Because we will not receive any benefit for our historical operating losses incurred through November 30, 1999, no income tax benefit has been reflected for the periods presented.


    Each member of a consolidated group for U.S. federal income tax purposes is severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between Phoenix and us for any period in which we were included in Phoenix's consolidated group, we could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group. Phoenix has agreed to indemnify us for any tax liability allocated to Phoenix under the Tax-Sharing Agreement, and we have provided a similar indemnity to Phoenix.

    The Tax-Sharing Agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party.

REGISTRATION RIGHTS AGREEMENT


    The Registration Rights Agreement provides that, at Phoenix's request, we will use our best efforts to register for sale under federal and state securities laws any shares of inSilicon common stock (or any other securities Phoenix receives in exchange for inSilicon common stock) that Phoenix owns, subject to specified limitations. Phoenix also will have the right to include its inSilicon shares in other registrations of our common stock initiated by us. In the first registration in which Phoenix participates after this offering, following waiver or expiration of the lockup, we will be entitled to sell at least 40% of the shares of the total offering if we so desire, and in all registrations thereafter, 50% of the shares; provided that if the first following registration involves a total of $50 million or less, we shall be entitled to sell at least 50% of the shares of the total offering.


    So long as Phoenix owns 50% or more of our common stock, Phoenix may request or participate in an unlimited number of registrations. Once it owns less than 50%, Phoenix will be limited to a total of four demand and an unlimited number of "piggyback" registrations, provided that it is not entitled to more than two demand registrations in any 12-month period. Phoenix must request registration of a minimum of $25 million of shares in any demand registration. Subject to specified limitations, Phoenix may assign these registration rights. The Registration Rights Agreement also will require us to indemnify Phoenix, the underwriters and others in connection with these registrations.


    Phoenix will pay its pro rata share (according to the percentage of shares sold for its account) of expenses relating to any registration in which it participates, and Phoenix will pay all of the underwriting discounts and commissions attributable to the shares Phoenix sells.

TECHNOLOGY DISTRIBUTOR AGREEMENT



    We have entered into arrangements with Phoenix to act as our sales representative and distributor of our firmware products in Japan and our full line of products in the rest of Asia. Phoenix will promote the licensing of inSilicon's firmware or other products, as applicable, identify prospective customers, and solicit orders from prospective, as well as current, customers on behalf of inSilicon. The agreement also provides Phoenix a nonexclusive license for our firmware products that will allow it to perform customization, or non-recurring engineering work, to the firmware in accordance with customer specified requirements. Phoenix will provide all the customer support obligations in Japan for the firmware and the firmware customization it develops. We will pay Phoenix a commission of 20% of the net licensing and/or royalty revenue specified under each license; and 80% of the net revenues for customization and non-recurring engineering work. We believe that the terms of this agreement are no less favorable than we would have obtained from an unaffiliated third party.


                           RELATED PARTY TRANSACTIONS

    Other than the transactions described in "Arrangements Between inSilicon Corporation and Phoenix Technologies Ltd.," there has not been any transaction or series of similar transactions since our inception to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.


    OPTIONS TO NAMED EXECUTIVE OFFICERS AND DIRECTORS OF INSILICON.  On
December 21, 1999, the named executive officers exchanged all or a portion of their Phoenix options for options to purchase the following amounts of inSilicon common stock based upon the exchange ratio of 1.862 options to purchase inSilicon shares for each option to purchase Phoenix shares: Mr. Cantwell, 269,991 shares; Mr. Hoberman, 164,780 shares; Mr. Meyer, 169,443 shares;
Mr. Naidu, 69,825 shares; and Mr. Nalesnik, 108,786 shares. The exchange ratio was determined based upon the relative fair values of Phoenix and inSilicon common stock on the date of exchange. Therefore, on the date of the exchange, the inSilicon options had the same intrinsic value and ratio of exercise price to market value of the underlying shares as the Phoenix options exchanged. They also have equivalent vesting schedules to the Phoenix options exchanged. In addition, we granted the following named executive officers and directors options to purchase additional inSilicon shares at a purchase price of $7.36 per share, in the following amounts: Mr. Cantwell, 205,009 shares; Mr. Hoberman, 30,220 shares; Mr. Meyer, 60,000 shares; Mr. Naidu, 50,520 shares;
Mr. Nalesnik, 10,000 shares; Mr. Sisto, 20,000 shares; Mr. Farnham, 20,000 shares; and Mr. Hart, 20,000 shares. We later granted Mr. Harding an option to purchase 20,000 inSilicon shares at a purchase price of $7.75 per share.


    OPTIONS TO CONSULTANTS WHO ARE EMPLOYEES OF PHOENIX. On December 21, 1999, we also granted options to purchase 50,000 shares of inSilicon common stock at an exercise price of $7.36 per share to certain consultants of inSilicon, some of whom are also employees of Phoenix.

    SEVERANCE AGREEMENTS WITH INSILICON NAMED EXECUTIVE OFFICERS. We have entered into severance agreements with certain of our officers, including all of our named executive officers other than Mr. Naidu. The severance agreements provide for initial levels of base compensation, bonus, and benefits. The initial base levels of compensation are as follows: Mr. Cantwell, $200,000;
Mr. Hoberman, $173,250; Mr. Meyer, $173,250; and Mr. Nalesnik, $160,000. The agreements also provide for the continued payment of salary for 12 months (in the case of Mr. Cantwell, Mr. Hoberman and Mr. Meyer) and six months (in the case of the other officers) with continued option vesting during such period, and a prorated portion of the executive's target bonus if the executive's employment is terminated for reasons other than for cause or constructive termination. Mr. Cantwell's and Mr. Meyer's agreements also provide for the full vesting of all unvested options within 90 days of a change in control. Benefits provided under the severance agreements include participation in an executive bonus plan and company-paid post-termination health insurance.

                             PRINCIPAL STOCKHOLDER


    Until this offering, Phoenix will own all of our outstanding shares of common stock. Phoenix has previously conducted inSilicon's business through Phoenix. As a division of Phoenix, inSilicon has historically utilized Phoenix's cash management and certain other services. See Note 2 of Notes to Consolidated Financial Statements of inSilicon. For a description of certain agreements we entered into with Phoenix in connection with our separation from Phoenix and this offering, see "Arrangements Between inSilicon Corporation and Phoenix Technologies Ltd."



    Phoenix Technologies Ltd. is a global leader in system-enabling software solutions for PCs and connected devices. In addition to inSilicon, Phoenix has two other operating divisions. One division focuses on platform-enabling software providing critical functionality that links the hardware and operating systems of tens of millions of PCs, embedded systems and information appliances sold annually. The other is a recently launched Internet business to deliver new value propositions to original equipment manufacturers, channel partners and end users of connected PCs and other devices. The principal executive offices of Phoenix are located at 411 East Plumeria Drive, San Jose, California 95134.



    The following table sets forth certain information with respect to the beneficial holders of inSilicon's common stock as of February 1, 2000, and as adjusted to reflect the sale of the common stock being offered by this prospectus, for each of inSilicon's directors and named executive officers, for each holder of 5% or more of inSilicon's common stock and for all of inSilicon's officers and directors as a group. The beneficial owners named in the table have sole voting and investing power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. All shares beneficially owned by our executive officers and directors are shares issuable upon the exercise of stock options exercisable within 60 days of February 1, 2000.



                                                     SHARES BENEFICIALLY OWNED      SHARES BENEFICIALLY OWNED
                                                        BEFORE THE OFFERING             AFTER THE OFFERING
                                                    ----------------------------   ----------------------------
       NAME OF BENEFICIAL OWNERS                       NUMBER        PERCENT(1)       NUMBER        PERCENT(1)
---------------------------------------  --------   -------------   ------------   -------------   ------------
Phoenix Technologies Ltd...............              10,400,010         100%        10,400,010        74.8%
Wayne C. Cantwell......................                 150,862         1.4%           150,862         1.1%
Barry O. Hoberman......................                 108,721         1.0%           108,721            *
William E. Meyer.......................                  43,176            *            43,176            *
Anand C. Naidu.........................                   7,813            *             7,813            *
Robert G. Nalesnik.....................                   5,280            *             5,280            *
Albert E. Sisto........................                   1,250            *             1,250            *
Raymond J. Farnham.....................                   1,250            *             1,250            *
John R. Harding........................                       0            *                 0            *
E. Thomas Hart.........................                   1,250            *             1,250            *
All executive officers and directors as
  a group (10 persons).................                 333,244         3.1%           333,244         2.3%


------------------------


* Less than 1%.


                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $.001 par value per share, and 15,000,000 shares of undesignated preferred stock, $.001 par value per share.

COMMON STOCK


    Assuming the conversion of our Series A Preferred Stock to common stock, as of December 31, 1999, there were 10,400,010 shares of common stock outstanding. Options to purchase 2,348,844 shares of common stock were also outstanding. There will be 13,900,010 shares of common stock outstanding (assuming no exercise of the underwriters' overallotment option or exercise of outstanding options), after giving effect to the sale of the shares offered by this prospectus.


    The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including elections of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of our common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 15,000,000 shares of preferred stock, $.001 par value, in one or more series. Our board of directors also will have the authority to designate the rights, preferences, privileges and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

    Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of inSilicon without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. All outstanding shares of preferred stock will be converted to common stock upon the completion of this offering and we currently have no plans to issue any other shares of preferred stock.

COMMON STOCK WARRANT

    We have issued to Phoenix a warrant to purchase 50,000 shares of our common stock for $0.01 per share, immediately exercisable in whole or in part at any time until May 31, 2002. The exercise price and number of shares of common stock issuable upon the exercise of the warrant may be adjusted upon the occurrence of certain events, including stock splits, stock dividends, reorganization, recapitalization, merger, or sale of all or substantially all of our assets.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

    Provisions of Delaware law and our charter documents could have an anti-takeover effort and may delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of our common stock.

    SECTION 203. inSilicon is subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of inSilicon without further action by the stockholders.

    BOARD OF DIRECTORS. Our Restated Certificate of Incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the board of directors. The directors, other than those who may be elected by the holders of preferred stock, will be divided into three classes, as nearly equal in number as possible. Each director will hold office until such person's successor is duly elected and qualified. In addition, subject to any rights of holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director. Subject to the rights of holders of preferred stock, generally any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of our outstanding common stock. Until Phoenix and its affiliates no longer own at least a majority of our outstanding common stock, however, the holders of at least a majority of our common stock may remove any director, with or without cause.

    These provisions would preclude a third-party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provision described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of inSilicon.


    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. Our Restated Certificate of Incorporation will provide that once Phoenix and its affiliates no longer own at least a majority of our outstanding common stock, stockholders may only take action at a duly called annual or special meeting and not by written consent. At the same time, stockholders will no longer be able to call special meetings; special meetings of stockholders may be called only by certain specified officers or by any officer at the request in writing of a majority of the board of directors. These provisions may delay consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors or certain specified officers.


    ADVANCE NOTICE PROCEDURES. Our By-laws will provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. The advance notice procedures will not apply to Phoenix and its affiliates so long as they own at least a majority of our outstanding common stock.

    CHARTER AMENDMENTS. Our Restated Certificate of Incorporation will provide that the affirmative vote of the holders of at least 80% of our outstanding common stock is required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Restated Certificate of Incorporation. The Restated Certificate of Incorporation will also provide that the By-laws may be altered, amended or repealed by the affirmative vote of directors constituting not less than a majority of the entire board of directors (if effected by action of the board of directors) or by the affirmative vote of the holders of at least 80% of the voting power of all classes of outstanding capital stock, voting together as a single class (if effected by action of the stockholders).

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by the Delaware General Corporation Law, we have included a provision in our Restated Certificate of Incorporation to eliminate the personal liability of our officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, other than in cases of fraud or other willful misconduct. In addition, our By-laws provide that we are required to indemnify our officers and directors even when indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.


    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of inSilicon in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.


TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is EquiServe Trust Company. The Transfer Agent's address and telephone number is P.O. Box 2533, Jersey City, N.J. 07303; (201) 222-5610.

                        SHARES ELIGIBLE FOR FUTURE SALE


    After completion of this offering, inSilicon will have outstanding 13,900,010 shares of common stock. Of these shares, the 3,500,000 shares sold in this offering (plus any shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of inSilicon.


    All of the inSilicon shares owned by Phoenix after this offering will not have been registered under the Securities Act of 1933 and may not be sold in the absence of an effective registration statement under the Securities Act, other than in accordance with Rule 144 or another exemption from registration. Phoenix has certain rights to require inSilicon to register its inSilicon shares, which rights may be assigned. See "Arrangements Between inSilicon Corporation and Phoenix Technologies Ltd."


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of our common stock then outstanding (which will equal approximately 139,000 shares immediately after this offering) or the average weekly trading volume of our common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about inSilicon.


    Before this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of outstanding shares of inSilicon common stock owned by Phoenix, or the availability of such shares for sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock owned by Phoenix in the public market, or the perception that such sales could occur, could reduce the prevailing market price of our common stock. Although Phoenix may in the future effect or direct sales or other dispositions of common stock that would reduce its ownership interest in inSilicon, Phoenix has advised us that it currently intends to continue to hold all of its inSilicon common stock following this offering. However, Phoenix is not subject to any contractual obligation to retain its controlling interest, except that it has agreed not to sell or otherwise dispose of any shares of inSilicon common stock for a period of 365 days after the date of this Prospectus without the prior written consent of FleetBoston Robertson Stephens Inc. As a result, we cannot be sure how long Phoenix will maintain its ownership of inSilicon common stock after this offering.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Prudential Securities Incorporated and Needham & Company, Inc. have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of our common stock indicated opposite their names below. The underwriters are committed to purchase and pay for all these shares if any are purchased.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
FleetBoston Robertson Stephens Inc..........................
Prudential Securities Incorporated..........................
Needham & Company, Inc......................................
                                                               -------
  Total.....................................................
                                                               =======

    We have been advised that the underwriters propose to offer the shares of our common stock to the public at the initial public offering price located on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $    per share, of which $    may be reallowed to
other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. Our common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVER-ALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to
purchase up to     additional shares of our common stock at the same price per
share as we will receive for the     shares that the underwriters have agreed to
purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of our common stock to be purchased by it shown in the above table represents as a percentage of the shares offered by this prospectus. If purchased, the additional shares will be
sold by the underwriters on the same terms as those on which the     shares are
being sold. We will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.


    The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.


                                                     PER      WITHOUT      WITH
                                                    SHARE      OPTION     OPTION
                                                   --------   --------   --------
Public offering price............................  $          $          $
Underwriting discounts and commissions...........  $          $          $
Expenses payable by us...........................  $          $          $
Proceeds to us...................................  $          $          $

    FleetBoston Robertson Stephens Inc. expects to deliver the shares of our
common stock to purchasers on     .

    Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor-SM-, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.


    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters, Phoenix and us against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENT. Each of our executive officers and directors have agreed with the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of our common stock, or any securities convertible into or exchangeable for shares of our common stock owned as of the date of this prospectus or thereafter acquired directly from us by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. Phoenix has agreed with the representatives for a period of 365 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of our common stock, or any securities convertible into or exchangeable for shares of our common stock owned as of the date of this prospectus or thereafter acquired directly from us by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of inSilicon's stockholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period.

    FUTURE SALES. In addition, we have agreed that during the 180-day lock-up period, we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions,

    - consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period; or

    - issue, sell, contract to sell, or otherwise dispose of, any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into, exercisable for or exchangeable for shares of our common stock other than our sale of shares in this offering, our issuance of common stock upon the exercise of currently outstanding options, and our issuance of incentive awards under our stock incentive plans. See "Shares Eligible for Future Sale."

    NO PRIOR PUBLIC MARKET. Before this offering, there has been no public market for the common stock of inSilicon. Consequently, the initial public offering price for our common stock offered by this prospectus will be determined through negotiations between us and the representatives of the underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

    LISTING. We have applied to have our shares approved for quotation on the Nasdaq National Market under the symbol "INSN."

    STABILIZATION. The representatives have advised us that, under Regulation M under the Securities Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of our common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    DIRECTED SHARE PROGRAM. At our request, the underwriters have reserved up to 175,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, other business associates and related persons of inSilicon. The number of shares of our common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered by this prospectus.


    From time to time, the underwriters may perform investment banking or other services for Phoenix and for inSilicon in the future.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule at September 30, 1998 and 1999 and for each of the three years in the period ended September 30, 1999, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


    The financial statements of Sand Microelectronics, Inc., as of December 31, 1996 and 1997 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement or the exhibits and schedules to that registration statement. For further information with respect to inSilicon and the common stock, we refer you to the registration statement, including the exhibits and schedules. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. Please refer to the copy of the document filed as an exhibit to the registration statement for a more complete description.

    Each statement is qualified in all respects by reference to the exhibit. You may inspect the registration statement without charge and obtain copies of all or any part by paying certain fees at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the SEC's web site at http://www.sec.gov.

    As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

    We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF INSILICON CORPORATION

    Report of Ernst & Young LLP, Independent Auditors.......     F-2

    Consolidated Balance Sheets.............................     F-3

    Consolidated Statements of Operations...................     F-4

    Consolidated Statements of Changes in Stockholder's Net
     Investment/Stockholder's Equity........................     F-5

    Consolidated Statements of Cash Flows...................     F-6

    Notes to Consolidated Financial Statements..............     F-7

AUDITED FINANCIAL STATEMENTS OF SAND MICROELECTRONICS, INC.

    Report of PricewaterhouseCoopers LLP, Independent
     Accountants............................................    F-22

    Balance Sheets..........................................    F-23

    Statements of Operations................................    F-24

    Statements of Shareholders' Equity......................    F-25

    Statements of Cash Flows................................    F-26

    Notes to Financial Statements...........................    F-27

UNAUDITED INTERIM FINANCIAL STATEMENTS OF SAND
    MICROELECTRONICS, INC.
    AS OF JUNE 30, 1998.....................................    F-35

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
inSilicon Corporation


    We have audited the accompanying consolidated balance sheets of inSilicon Corporation as of September 30, 1998 and 1999 and the related consolidated statements of operations, stockholder's net investment/stockholder's equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of inSilicon Corporation at September 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


                                                           /S/ ERNST & YOUNG LLP



San Jose, California
December 17, 1999,
except for Notes 5 and 10, as to which the date is February 11, 2000

                             INSILICON CORPORATION

                          CONSOLIDATED BALANCE SHEETS


                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDER'S
                                                                 SEPTEMBER 30,                        EQUITY AT
                                                              -------------------   DECEMBER 31,    DECEMBER 31,
                                                                1998       1999         1999            1999
                                                              --------   --------   -------------   -------------
                                                                                     (UNAUDITED)     (UNAUDITED)
                                                                                    -------------   -------------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $     --   $     --      $     --
  Accounts receivable, net of allowances of $198, $364 and
    $216 at September 30, 1998 and 1999, and December 31,
    1999, respectively......................................     2,416      5,104         3,415
  Other current assets......................................       147        135            93
                                                              --------   --------      --------
    Total current assets....................................     2,563      5,239         3,508

Investments.................................................       838        838           838
Property and equipment, net.................................     1,477      1,174         1,004
Computer software costs, net................................    13,958      6,974         6,408
Goodwill and other intangible assets, net...................    12,439     10,220         9,665
Other assets................................................        56         36           600
                                                              --------   --------      --------
  Total assets..............................................  $ 31,331   $ 24,481      $ 22,023
                                                              ========   ========      ========
        LIABILITIES AND STOCKHOLDER'S NET INVESTMENT/STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable..........................................  $    830   $    205      $    378
  Payroll and related liabilities...........................     1,223      1,776         1,312
  Deferred revenue..........................................     1,211      1,589         1,196
  Payable to Phoenix........................................        --         --           748
  Accrued merger costs......................................     1,560      1,560         1,560
  Accrued restructuring costs...............................       696        200           200
  Other accrued liabilities.................................       383        302           109
                                                              --------   --------      --------
    Total current liabilities...............................     5,903      5,632         5,503
Deferred tax liabilities....................................        --         --         2,736

Other liabilities...........................................        16         45            --
Commitments
Stockholder's net investment/stockholder's equity:
  Preferred stock, par value $0.001; 15,000,000 shares
    authorized, 10,400,000 Series A shares issued and
    outstanding at December 31, 1999 (none pro forma).......        --         --            10        $     --
  Common stock, par value $0.001; 100,000,000 shares
    authorized, 10 shares issued and outstanding at
    December 31, 1999 (10,400,010 shares pro forma).........        --         --            --              --
  Additional paid-in capital................................        --         --        38,953          38,963
  Net contribution from stockholder.........................    36,158     41,632            --              --
  Deferred stock-based compensation.........................        --         --        (1,360)         (1,360)
  Accumulated deficit.......................................   (10,746)   (22,828)      (23,819)        (23,819)
                                                              --------   --------      --------        --------
    Total stockholder's net investment/stockholder's
      equity................................................    25,412     18,804        13,784        $ 13,784
                                                                                                       ========
Total liabilities and stockholder's net
  investment/stockholder's
  equity....................................................  $ 31,331   $ 24,481      $ 22,023
                                                              ========   ========      ========


   The accompanying notes are an integral part of these consolidated balance sheets.

                             INSILICON CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    THREE MONTHS
                                                                                        ENDED
                                                  YEARS ENDED SEPTEMBER 30,         DECEMBER 31,
                                                ------------------------------   -------------------
                                                  1997       1998       1999       1998       1999
                                                --------   --------   --------   --------   --------
                                                                                     (UNAUDITED)
Revenue:
  License fees................................  $ 4,272    $ 7,304    $ 14,973   $ 3,677    $  3,857
  Services....................................      839      1,488       3,982     1,189       1,400
                                                -------    -------    --------   -------    --------
    Total revenue.............................    5,111      8,792      18,955     4,866       5,257
Cost of revenue:
  License fees................................      972      1,223       1,003       158         553
  Services....................................      638        734         826        27         208
  Amortization of purchased technology........       --         --       2,132       533         314
                                                -------    -------    --------   -------    --------
    Total cost of revenue.....................    1,610      1,957       3,961       718       1,075
                                                -------    -------    --------   -------    --------
Gross margin..................................    3,501      6,835      14,994     4,148       4,182
Operating expenses:
  Research and development....................    2,310      2,947       9,092     2,348       2,007
  Sales and marketing.........................    2,128      3,843       6,350     1,622       1,712
  General and administrative..................    1,049      1,368       3,364       852         731
  Amortization of intangible assets...........       --         --       2,220       555         555
  Stock-based compensation....................       --         --          --        --         236
  Merger and restructuring charges............       --      5,778       6,050        86          --
                                                -------    -------    --------   -------    --------
    Total operating expenses..................    5,487     13,936      27,076     5,463       5,241
                                                -------    -------    --------   -------    --------
Loss from operations..........................   (1,986)    (7,101)    (12,082)   (1,315)     (1,059)
Income tax benefit............................       --         --          --        --         (68)
                                                -------    -------    --------   -------    --------
Net loss......................................  $(1,986)   $(7,101)   $(12,082)  $(1,315)   $   (991)
                                                =======    =======    ========   =======    ========
Pro forma net loss (unaudited)................                        $ (8,566)             $   (817)
                                                                      ========              ========
Pro forma net loss per share (unaudited)......                        $  (0.82)             $  (0.08)
                                                                      ========              ========
Shares used in computing pro forma net loss
  per share (unaudited).......................                          10,400                10,400
                                                                      ========              ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             INSILICON CORPORATION


      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S NET INVESTMENT/
                              STOCKHOLDER'S EQUITY


                                 (IN THOUSANDS)


                                                                                            NET
                              PREFERRED STOCK          COMMON STOCK        ADDITIONAL   CONTRIBUTION     DEFERRED
                            -------------------   ----------------------    PAID-IN         FROM       STOCK-BASED    ACCUMULATED
                             SHARES     AMOUNT     SHARES       AMOUNT      CAPITAL     STOCKHOLDER    COMPENSATION     DEFICIT
                            --------   --------   ---------   ----------   ----------   ------------   ------------   -----------
Balance, September 30,
  1996....................       --      $--            --    $      --     $    --       $  2,150       $     --      $ (1,659)
  Net increase in
    contribution from
    stockholder...........       --       --            --           --          --          5,049             --            --
  Net loss and
    comprehensive loss....       --       --            --           --          --             --             --        (1,986)
                             ------      ---      ---------   ----------    -------       --------       --------      --------
Balance, September 30,
  1997....................       --       --            --           --          --          7,199             --        (3,645)
  Net increase in
    contribution from
    stockholder...........       --       --            --           --          --         28,959             --            --
  Net loss and
    comprehensive loss....       --       --            --           --          --             --             --        (7,101)
                             ------      ---      ---------   ----------    -------       --------       --------      --------
Balance, September 30,
  1998....................       --       --            --           --          --         36,158             --       (10,746)
  Net increase in
    contribution from
    stockholder...........       --       --            --           --          --          5,474             --            --
  Net loss and
    comprehensive loss....       --       --            --           --          --             --             --       (12,082)
                             ------      ---      ---------   ----------    -------       --------       --------      --------
Balance, September 30,
  1999....................       --       --            --           --          --         41,632             --       (22,828)
  Net decrease in
    contribution from
    stockholder
    (unaudited)...........       --       --            --           --          --         (1,529)            --            --
  Issuance of common and
    preferred stock upon
    capitalization, net of
    deferred taxes
    (unaudited)...........   10,400       10            --           --      37,357        (40,103)            --            --
  Deferred stock-based
    compensation
    (unaudited)...........       --       --            --           --       1,596             --         (1,596)           --
  Amortization of deferred
    stock-based
    compensation
    (unaudited)...........       --       --            --           --          --             --            236            --
  Net loss and
    comprehensive loss
    (unaudited)...........       --       --            --           --          --             --             --          (991)
                             ------      ---      ---------   ----------    -------       --------       --------      --------
Balance, December 31, 1999
  (unaudited).............   10,400      $10            --    $      --     $38,953       $     --       $ (1,360)     $(23,819)
                             ======      ===      =========   ==========    =======       ========       ========      ========

                                TOTAL
                            STOCKHOLDER'S
                                 NET
                             INVESTMENT/
                            STOCKHOLDER'S
                               EQUITY
                            -------------
Balance, September 30,
  1996....................     $    491
  Net increase in
    contribution from
    stockholder...........        5,049
  Net loss and
    comprehensive loss....       (1,986)
                               --------
Balance, September 30,
  1997....................        3,554
  Net increase in
    contribution from
    stockholder...........       28,959
  Net loss and
    comprehensive loss....       (7,101)
                               --------
Balance, September 30,
  1998....................       25,412
  Net increase in
    contribution from
    stockholder...........        5,474
  Net loss and
    comprehensive loss....      (12,082)
                               --------
Balance, September 30,
  1999....................       18,804
  Net decrease in
    contribution from
    stockholder
    (unaudited)...........       (1,529)
  Issuance of common and
    preferred stock upon
    capitalization, net of
    deferred taxes
    (unaudited)...........       (2,736)
  Deferred stock-based
    compensation
    (unaudited)...........           --
  Amortization of deferred
    stock-based
    compensation
    (unaudited)...........          236
  Net loss and
    comprehensive loss
    (unaudited)...........         (991)
                               --------
Balance, December 31, 1999
  (unaudited).............     $ 13,784
                               ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             INSILICON CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                         THREE MONTHS
                                                                                             ENDED
                                                       YEARS ENDED SEPTEMBER 30,         DECEMBER 31,
                                                     ------------------------------   -------------------
                                                       1997       1998       1999       1998       1999
                                                     --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
Cash flows from operating activities:
Net loss...........................................  $(1,986)   $ (7,101)  $(12,082)  $(1,315)   $  (991)
Adjustments to reconcile net loss to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization....................    1,175       1,411      5,787     1,314      1,355
  Write-off of in-process research and
    development....................................       --       4,250         --        --         --
  Write-off of capitalized software................       --       1,478      4,855        --         --
  Stock-based compensation.........................       --          --         --        --        236
  Changes in operating assets and liabilities:
    Accounts receivable............................     (754)       (402)    (2,688)   (1,518)     1,689
    Other assets...................................     (299)        546         33       108       (522)
    Accounts payable...............................     (421)        675       (625)     (675)       173
    Payroll and related liabilities................       68         328        553       172       (464)
    Other accrued liabilities......................      (11)      2,438       (171)     (802)       117
                                                     -------    --------   --------   -------    -------
      Total adjustments............................     (242)     10,724      7,745    (1,401)     2,584
                                                     -------    --------   --------   -------    -------
    Net cash provided by (used in) operating
      activities...................................   (2,228)      3,623     (4,337)   (2,716)     1,593
                                                     -------    --------   --------   -------    -------
Cash flows from investing activities:
  Purchases of short-term and long-term
    investments....................................     (500)       (338)        --        --         --
  Additions to computer software costs.............   (1,774)     (2,359)      (712)     (162)        --
  Purchases of property and equipment..............     (547)       (625)      (425)     (163)       (64)
  Acquisition of Sand, net of cash acquired........       --     (15,573)        --        --         --
                                                     -------    --------   --------   -------    -------
    Net cash used in investing activities..........   (2,821)    (18,895)    (1,137)     (325)       (64)
                                                     -------    --------   --------   -------    -------
Cash flows from financing activities:
  Increase (decrease) in net contribution from
    stockholder....................................    5,049      15,272      5,474     3,041     (1,529)
                                                     -------    --------   --------   -------    -------
    Net cash provided by (used in) financing
      activities...................................    5,049      15,272      5,474     3,041     (1,529)
                                                     -------    --------   --------   -------    -------
Change in cash and cash equivalents................       --          --         --        --         --
Cash and cash equivalents at beginning of period...       --          --         --        --         --
                                                     -------    --------   --------   -------    -------
Cash and cash equivalents at end of period.........  $    --    $     --   $     --        --         --
                                                     =======    ========   ========   =======    =======
Supplemental disclosure of cash flow information:
  Non-cash portion of Sand acquisition contributed
    by stockholder.................................  $    --    $ 13,687   $     --   $    --    $    --
Issuance of common and preferred stock upon
  capitalization, net of deferred taxes............  $    --    $     --   $     --   $    --    $ 2,736


  The accompanying notes are an integral part of these consolidated financial statements.

                             INSILICON CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 1. DESCRIPTION OF OPERATIONS

    inSilicon Corporation ("inSilicon" or the "Company") provides communications semiconductor intellectual property, or SIP, that is used by semiconductor and systems companies to design the complex semiconductors called systems-on-a-chip, or SOCs, which are critical components of digital devices. The Company provides SIP cores, related silicon subsystems and firmware to over 400 customers that use its technologies in hundreds of different digital devices ranging from network routers to cellular phones.

    The Company was incorporated on November 1, 1999. Prior to that date, the Company was operated as a division of Phoenix Technologies Ltd. ("Phoenix"). As of November 30, 1999, the assets, liabilities and operations of the Company were contributed by Phoenix to inSilicon in exchange for 10.4 million shares of inSilicon's Series A preferred stock.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FINANCIAL STATEMENT PRESENTATION. The consolidated financial statements include the accounts of inSilicon and its wholly owned subsidiaries after the elimination of all significant intercompany balances.


    The consolidated balance sheets as of September 30, 1998 and 1999, and December 31, 1999, have been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable to the Company and certain liabilities that are not specifically identifiable, for which estimates have been used to allocate a portion of Phoenix's liabilities to the Company. Until December 1999, cash management for the Company was performed by Phoenix on a centralized basis and all cash provided by Phoenix was recorded as equity contributions from Phoenix in these consolidated financial statements.


    The consolidated statements of operations include all revenue and costs attributable to the Company, including an allocation of the costs of facilities and employee benefits. Additionally, corporate administration, finance and management costs have been allocated by Phoenix to the Company based on certain methodologies that management believes are reasonable under the circumstances (see Note 5).


    INTERIM FINANCIAL INFORMATION. The interim financial information as of December 31, 1999 and for the three months ended December 31, 1998 and 1999 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position at that date and its consolidated results of operations and cash flows for those periods. Operating results for the three months ended December 31, 1999 are not necessarily indicative of results that may be expected for any future periods.



    FOREIGN CURRENCY TRANSLATION. The Company has determined that the functional currency of its foreign operations is the local currency. Therefore, assets and liabilities are translated at year-end exchange rates and transactions are translated at average exchange rates prevailing during each period. Translation gains and losses are recorded as a component of stockholder's equity and transaction gains and losses are recorded in the consolidated statement of operations in the period in which they occur.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

To date, transaction and translation gains and losses related to foreign currencies have not been significant.


    USE OF ESTIMATES. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


    REVENUE RECOGNITION. The Company's revenue is derived from license fees, engineering services and maintenance and support services sold primarily to systems and semiconductor companies. Revenue from software license fees is generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection of the receivable is considered probable. Engineering services revenue is generally recognized on a time-and-materials basis or when contractual milestones are met. Maintenance revenue, which relates principally to maintenance and support contracts, is generally recognized ratably over the contract period, which is typically one year. Deferred revenue consists mostly of billings under maintenance contracts in advance of revenue recognition.



    The Company adopted the American Institute of Certified Public Accountants' ("AICPA") Statement of Position, or SOP, 97-2, "Software Revenue Recognition," and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," as of October 1, 1998. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on the Company's consolidated financial statements or results of operations.



    In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain provisions of SOP 97-2 with respect to the fair value of elements in multiple element arrangements. The adoption of SOP 98-9 as of October 1, 1999 did not have a material impact on the Company's consolidated financial statements for the three months ended December 31, 1999 and such adoption is not expected to significantly impact future periods. However, full implementation guidelines for SOP 97-2, SOP 98-4 and SOP 98-9 have not been issued. Once available, the current revenue recognition accounting practices may need to change and such changes could effect the timing of the Company's future revenue recognition.


    Allowances for estimated returns and customer credits are recorded in the same period as the related revenue.


    No customer accounted for more than 10% of revenue in fiscal years 1997, 1998 or 1999.


    FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying values of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. The estimated fair values may not be representative of actual values of the financial instruments that could be realized as of the period end or that will be realized in the future.

    BUSINESS AND CREDIT RISK. The Company's product revenues are concentrated in the computer industry, which is highly competitive and rapidly changing. Significant changes in the industry, customer

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) requirements, or customer buying behavior or the emergence of competitive products with new capabilities or technologies could adversely affect operating results.

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company extends credit on open accounts to its customers and generally does not require collateral. It performs ongoing credit evaluations of all customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. At September 30, 1998 and 1999, no customer accounted for 10% of accounts receivable.


    INVESTMENTS. Investments consist of non-controlling interests in private company securities, which are recorded at cost. At September 30, 1998 and 1999, and December 31, 1999, the fair value of such securities approximated cost and unrealized holding gains were not material.


    PROPERTY AND EQUIPMENT. Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful life of the assets, typically three to five years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.


    COMPUTER SOFTWARE COSTS. Computer software costs consist of internally developed and purchased software under the provisions of Statement of Financial Accounting Standards No. 86, "COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED" ("SFAS 86"). Costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized. Capitalized computer software costs are amortized over the estimated economic life of the product, generally three to six years, using the straight-line method or a ratio of current revenue to total anticipated revenue.



    inSilicon evaluates the net realizable value of computer software costs on an ongoing basis based upon gross expected future revenue to be generated from each product less projected future costs of those sales, and records charges to reduce carrying value to net realizable value, as necessary. In assessing expected future revenue and costs, inSilicon relies on a number of factors, including operating results, business plans, budgets and economic projections. In addition, inSilicon's evaluation considers non-financial data such as market trends and customer relationships, buying patterns and product development cycles.


    INCOME TAXES. Income taxes are accounted for in accordance with SFAS No. 109, "ACCOUNTING FOR INCOME TAXES" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    The net losses incurred for fiscal years 1997, 1998 and 1999 are attributable to the operations of the Company as a division of Phoenix and were included in the income tax returns filed or to be filed by Phoenix. See Note 8.



    STOCK-BASED COMPENSATION. The Company accounts for its stock option plans and employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB 25"). The Company has adopted disclosure only criteria described in SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS 123"). See Note 10. As a result, no expense has been recognized related to employee options to purchase common stock granted with an exercise price equal to fair market value at the date of grant.



    NET LOSS PER SHARE. Through November 30, 1999, the Company was not a separate legal entity and, as a division of Phoenix, had no historical capital structure. Therefore, historical net loss per share amounts have not been presented in the consolidated financial statements.



    Pro forma net loss per share amounts for fiscal 1999 and for the three months ended December 31, 1999, have been computed in accordance with SFAS 128, "EARNINGS PER SHARE" to reflect the pro forma effect of the Company's capitalization. Pro forma net loss per share has been computed by dividing the pro forma net loss by the pro forma number of common shares outstanding, giving effect to the issuance of preferred shares upon the capitalization of the Company and the conversion of those preferred shares to common shares upon completion of the Company's initial public offering of common stock.


    COMPREHENSIVE INCOME. The Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in the consolidated financial statements. The Company adopted SFAS 130 effective October 1, 1998. Comprehensive losses were not materially different from net losses incurred for all periods presented.

    SEGMENT INFORMATION. The Company has organized and managed its operations in a single operating segment for all periods presented. Revenues from customers outside of the United States were less than 10% of net revenues for all periods presented in the accompanying consolidated statements of operations.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):


                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Equipment.................................................  $ 2,345    $ 2,799
Leasehold improvements....................................        7         --
Furniture and fixtures....................................      187        165
                                                            -------    -------
                                                              2,539      2,964
Less accumulated depreciation and amortization............   (1,062)    (1,790)
                                                            -------    -------
                                                            $ 1,477    $ 1,174
                                                            =======    =======



    Depreciation and amortization expense related to property and equipment totaled $277,000, $406,000 and $728,000 for fiscal years 1997, 1998 and 1999, respectively.


NOTE 4. COMPUTER SOFTWARE COSTS


    Costs associated with purchased and internally developed computer software of $2.4 million and $711,000, were capitalized during fiscal years 1998 and 1999, respectively. In addition, inSilicon capitalized approximately $12.8 million of software costs in conjunction with its September 1998 acquisition of Sand Microelectronics, Inc. ("Sand"). Amortization of computer software costs charged to cost of revenue was $898,000, $1.0 million, and $2.8 million in fiscal years 1997, 1998 and 1999, respectively. Accumulated amortization of capitalized computer software costs was $3.2 million and $5.0 million at September 30, 1998 and 1999, respectively.


NOTE 5. RELATED PARTY TRANSACTIONS


    The Company has entered into an Independent Contractor Agreement with a company in India of which an officer of the Company is a significant stockholder for the provision of hardware and software development consulting services. During fiscal year 1999, the Company paid or accrued $365,000 for services to that company.



    Prior to December 1999, the Company was operated as a division of Phoenix and the Company's operations were funded entirely by Phoenix. Net financing provided to the Company by Phoenix in fiscal years 1997, 1998 and 1999 was approximately $5.0 million, $29.0 million and $5.5 million, respectively. These cumulative contributions decreased by approximately $1.5 million in the three months ended December 31, 1999.



    For all periods through December 31, 1999, Phoenix has allocated a portion of its domestic corporate expenses to its divisions, including the Company, in accordance with SEC Staff Accounting Bulletin No. 55, "Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity." These expenses have included corporate communications, management, compensation and benefits administration, payroll, accounts payable, income tax compliance, treasury and other administration and finance overhead. Allocations and charges were based on either a direct cost pass-through or a percentage allocation for

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 5. RELATED PARTY TRANSACTIONS (CONTINUED)

such services provided based on factors such as net revenue, headcount and relative expenditure levels. Such allocations and corporate charges totaled
$2.5 million, $3.3 million, $8.3 million and $1.3 million for fiscal years 1997, 1998 and 1999, and the three months ended December 31, 1999, respectively.


    Management believes that the basis used for allocating corporate services is reasonable. While the terms of these transactions may differ from those that would result from transactions among unrelated parties, management does not believe such differences would be material.


    The Company has entered into certain agreements with Phoenix effective November 30, 1999 for the purpose of defining their ongoing relationship.



CONTRIBUTION AGREEMENT



    Pursuant to the Contribution Agreement, Phoenix transferred to the Company ownership of all assets reflected on the Company's consolidated balance sheet, specified intellectual property and technology related to and necessary for inSilicon to conduct its business, as well as customer and supplier contracts related primarily to the semiconductor intellectual property business. As of the effective date, the Company also assumed all liabilities from Phoenix primarily resulting from operations of the business or resulting from any asset that Phoenix transferred to the Company. For its contribution, Phoenix received 10,400,000 shares of inSilicon Series A Preferred Stock that convert to an equal number of shares of common stock at the completion of the initial public offering of common stock. The Company also issued to Phoenix a warrant to purchase 50,000 shares of inSilicon common stock at $.01 per share, exercisable at any time until May 31, 2002.



SERVICES AND COST-SHARING AGREEMENT



    The Services and Cost-Sharing Agreement covers various services that Phoenix provides to the Company and the method by which certain costs will be shared by the companies. The services include data processing, telecommunications and information technology support services, accounting, financial management, tax preparation, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions. The shared costs include the costs of the office space the Company occupies at Phoenix's headquarters and insurance premiums.



    The amount the Company will pay for services and shared costs will generally be equal to the aggregate cost to Phoenix and inSilicon of the services and costs multiplied by a percentage representing the number of the Company's employees to the total number of Phoenix and inSilicon employees. The Services and Cost-Sharing Agreement has an initial term that extends to June 30, 2000 for all services other than accounting and an initial term that extends to September 30, 2000 with respect to accounting services. The Services and Cost-Sharing Agreement will be renewed on a month-to-month basis. Phoenix can terminate after those dates on 30 days' written notice. The Company can terminate any one or more of the services at any time on 30 days' written notice.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 5. RELATED PARTY TRANSACTIONS (CONTINUED)

TAX-SHARING AGREEMENT



    The Company entered into a Tax-Sharing Agreement with Phoenix concerning each party's obligations for various tax liabilities. The Tax-Sharing Agreement provides that Phoenix generally will pay all federal, state, local and foreign taxes relating to the Company's business before November 30, 1999. For any taxable period after that date in which the Company is included in a Phoenix consolidated or combined tax return, the agreement provides that the Company will make payments to Phoenix based upon the amount of U.S. federal and state income taxes that would have been paid by the Company had it and each of its subsidiaries filed separate federal and state income tax returns, subject to specific adjustments. Further, if the Company incurs losses on either a federal or state basis that reduce Phoenix's consolidated or combined tax liability, Phoenix will pay the Company an amount equal to the tax savings generated by the Company's losses.



INITIAL PUBLIC OFFERING AGREEMENT



    The Initial Public Offering Agreement governs the relationship between the Company and Phoenix following the initial public offering in a number of respects.



EMPLOYEE MATTERS AGREEMENT



    The Company entered into an Employee Matters Agreement with Phoenix to allocate assets, liabilities, and responsibilities relating to current and former United States employees of inSilicon Corporation and their participation in the benefit plans, including stock plans, that Phoenix currently sponsors and maintains.



REGISTRATION RIGHTS AGREEMENT



    The Registration Rights Agreement provides that, at Phoenix's request, the Company will use its best efforts to register for sale under federal and state securities laws any shares of inSilicon common stock (or any other securities Phoenix receives in exchange for inSilicon common stock) that Phoenix owns, subject to specified limitations. Phoenix also will have the right to include its inSilicon shares in other registrations of common stock initiated by the Company.



TECHNOLOGY DISTRIBUTOR AGREEMENT



    The Company entered into arrangements with Phoenix to act as its sales representative and distributor of its firmware technology in Japan and our full line of technology and related services in the rest of Asia.


NOTE 6. BUSINESS COMBINATIONS


    SAND MICROELECTRONICS, INC. In September 1998, Phoenix acquired Sand, a leading supplier of standards-based system software and semiconductor intellectual property for PCs and information appliances. The purchase price consisted of approximately $18.6 million in cash, 464,000 shares of Phoenix's common stock with a fair value of $2.7 million, options to purchase approximately 264,000 shares of Phoenix's common stock with a fair value of $1.6 million in exchange for Sand stock options,

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 6. BUSINESS COMBINATIONS (CONTINUED)

and up to $3.7 million in performance incentives to be paid through fiscal 2001. Of the total performance incentives, approximately $1.6 million of minimum anticipated payments was recorded as accrued merger costs. None of these costs had been paid as of December 31, 1999.


    The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired business are included in the consolidated balance sheet as of September 30, 1998. The results of operations of Sand from the date of acquisition through September 30, 1998 were included in the accompanying consolidated statement of operations for the year ended September 30, 1998.

    The total purchase cost of approximately $33.7 million exceeded the assets acquired as follows (in thousands):


Total consideration.........................................  $ 24,494
Liabilities assumed.........................................     7,749
Acquisition costs...........................................     1,465
                                                              --------
Total purchase cost.........................................    33,708
Less: Assets acquired.......................................   (19,831)
Less: Acquired in-process research and development..........    (4,250)
                                                              --------
Excess of purchase cost over assets acquired................  $  9,627
                                                              ========


    The assets acquired include $12.8 million of software development costs (that are being amortized on a straight-line basis over six years) and $2.8 million of other intangible assets (that are being amortized on a straight-line basis over three to six years). The other intangible assets capitalized represents the value of the distribution channel, assembled workforce and related agreements acquired. The $9.6 million of excess of purchase cost over assets acquired was recorded as goodwill and is being amortized on a straight-line basis over six years. The Company regularly reviews the carrying value of these intangible assets for impairment in accordance with SFAS
No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.



    The in-process research and development charge in fiscal year 1998 was an allocation of a portion of the Sand purchase price for development projects that were not yet capitalizable under the provisions of Statement of Financial Accounting Standards No. 86, "Computer Software to be Sold, Leased or Otherwise Marketed." The Sand projects under development upon acquisition related to the development of semiconductor intellectual property technology designed for various communications standards. The value of the in-process charge associated with each project is the responsibility of Company management, and was determined by estimating the future net cash flows from the project, and discounting the net cash flows back to their present value. If these projects are not successfully developed and/or marketed, future revenue and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 6. BUSINESS COMBINATIONS (CONTINUED)
    The following pro forma, unaudited information includes the consolidated results of operations for the years ended September 30, 1997 and 1998, as if the Sand acquisition had occurred at the beginning of each period presented at the purchase price established in September 1998. The results of operations are not necessarily indicative of those which would have occurred had the acquisition actually been made at the beginning of each of the respective periods presented or of future operations of the combined companies. The pro forma results for 1997 combine inSilicon's results for the year ended September 30, 1997 with the results of Sand for the year ended December 31, 1997. The pro forma results for fiscal year 1998 combine inSilicon's results for the year ended September 30, 1998, with the results of Sand for the same period. Accordingly, the fiscal 1997 operating results included a three-month period (ended December 31, 1997) that is also included in the fiscal 1998 operating results. Revenue and an operating loss of $443,000 and $470,000 were recorded in this three-month period, respectively. The following pro forma results for the years ended September 30, 1997 and 1998, include the straight-line amortization of acquired intangibles, primarily over a period of six years; and the pro forma fiscal 1998 results include a $4.3 million write-off of acquired in-process research and development discussed above (in thousands):

                                                                PRO FORMA,
                                                                 UNAUDITED
                                                            -------------------
                                                              1997       1998
                                                            --------   --------
Revenue...................................................  $10,135    $15,128
Net loss..................................................   (3,978)    (9,761)

    AWARD SOFTWARE INTERNATIONAL, INC. Also in September 1998, Phoenix completed a merger with Award Software International, Inc. ("Award"), a leading provider of system enabling and management software for personal computers. Phoenix exchanged approximately 8.8 million shares of its common stock for all of the common stock of Award. Each share of Award was exchanged for 1.225 shares of Phoenix common stock. In addition, outstanding Award employee stock options were converted at the same exchange ratio into options to purchase approximately
2.3 million shares of Phoenix common stock. The merger was accounted for as a pooling of interests. Certain of Award's operations were merged with inSilicon's operations, and accordingly, inSilicon's consolidated financial statements include the combined results of operations and financial position for all periods and dates presented. The Award operations accounted for less than 10% of the Company's revenue and operating costs for all periods prior to the merger.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 6. BUSINESS COMBINATIONS (CONTINUED)

    The results of operations for the separate companies prior to the merger and the combined amounts included in the consolidated financial statements were as follows:



                                                                        NINE-MONTHS
                                                      YEAR ENDED           ENDED
                                                  SEPTEMBER 30, 1997   JUNE 30, 1998
                                                  ----------------------------------
                                                             (UNAUDITED)
                                                            (IN THOUSANDS)
Revenue:
  inSilicon.....................................       $  5,006           $  6,001
  Award.........................................            105                180
                                                       --------           --------
  Combined......................................       $  5,111           $  6,181
                                                       ========           ========

Net Loss:
  inSilicon.....................................       $ (1,868)          $   (707)
  Award.........................................           (118)              (523)
                                                       --------           --------
  Combined......................................       $ (1,986)          $ (1,230)
                                                       ========           ========


NOTE 7. MERGER AND RESTRUCTURING CHARGES

    Merger and restructuring charges during the years ended September 30, 1998 and 1999, were as follows:

                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Restructuring...............................................   $   50     $1,195
Asset write-offs............................................    1,478      4,855
In-process research and development.........................    4,250         --
                                                               ------     ------
                                                               $5,778     $6,050
                                                               ======     ======

    These charges were mostly related to the integration of Sand into inSilicon and severance costs allocated to inSilicon from Phoenix related to the elimination of certain corporate management positions.

1998 CHARGES


    Included in the fourth quarter of fiscal 1998 was a charge of $5.8 million related to the acquisition of Sand. Included in this charge was a $1.5 million write-off of software development costs associated with semiconductor intellectual property that were capitalized on the historical balance sheet of inSilicon under SFAS 86. The write-off was calculated based upon the excess of carrying value over the difference between the gross expected future revenue to be generated and the projected future costs of such revenue, and related primarily to projects that were redundant between inSilicon and Sand.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)


NOTE 7. MERGER AND RESTRUCTURING CHARGES (CONTINUED)

    The in-process research and development charge in fiscal 1998 was an allocation of a portion of the purchase price for Sand for projects that were not yet capitalizable under the provisions of SFAS 86.


1999 CHARGES


    Included in fiscal 1999 was a restructuring charge of $6.1 million due to the write-off of $4.9 million of capitalized software development costs and approximately $1.2 million of severance and other costs allocated from Phoenix. The capitalized software development cost write-off was calculated based upon the excess of carrying value over the difference between the gross expected future revenue to be generated and the projected future costs of such revenue, and was related primarily to reduced revenue expectations due to changing market conditions. The severance and other costs allocated from Phoenix related to the elimination of nine Phoenix corporate management positions ($1.1 million) and three inSilicon positions ($90,000). The severance costs incurred for the Phoenix positions were allocated to the Company based upon relative headcount, consistent with the allocation of other Company costs incurred by Phoenix.



    None of the fiscal 1998 merger and restructuring charges and approximately $200,000 of the fiscal 1999 restructuring charges were unpaid as of December 31, 1999. The remaining unpaid charges will mostly be paid in fiscal year 2000.


NOTE 8. INCOME TAXES


    The net losses incurred through November 30, 1999, are attributable to the operations of the Company as a division of Phoenix and were included in the income tax returns filed or to be filed by Phoenix. Because the Company will not receive any benefit for its historical operating losses incurred through November 30, 1999, no income tax benefit has been reflected for the periods presented.



    The unaudited pro forma net losses for fiscal 1999 and for the three months ended December 31, 1999, give effect to income tax credits related to the reversal of deferred income tax liabilities in connection with the Company's acquisition of Sand. These credits would have been recorded had the Company operated as a separate, stand-alone entity.



    In conjunction with the capitalization of the Company as of November 30, 1999, a net deferred tax liability of $2.7 million was transferred by Phoenix to the Company, representing the future tax effects of historical temporary book/tax differences applicable to the Company.



    The Company and Phoenix have entered into a tax-sharing agreement. See
Note 5. In general, the Company will be included in Phoenix's consolidated group for federal income tax purposes for so long as Phoenix beneficially owns at least 80% of the total voting power and value of the Company's outstanding stock.

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)



NOTE 9. STOCKHOLDER'S EQUITY



    In November 1999, the Company issued 10,400,000 shares of Series A convertible preferred stock and a warrant to purchase 50,000 shares of common stock to Phoenix in exchange for its accumulated net investment. The rights and preferences of each Series A preferred share are as follows:



    - liquidation preference of $8.66;



    - voting rights equal to one vote for each share of common stock into which such convertible preferred stock could be converted;



    - convertible into one share of common stock at the option of the holder;
      and



    - automatically converted into one share of common stock upon the sale of common stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with proceeds of greater than $10 million and a price to the public of at least $7.50 per share.



    The warrant has an exercise price of $0.01 per share, is immediately exercisable and expires May 31, 2002.



NOTE 10. EMPLOYEE BENEFIT PLANS



    Employees of the Company have historically participated in stock-based compensation and savings plans that are administered through Phoenix and involve options to acquire Phoenix's common stock.



    EMPLOYEE STOCK PURCHASE PLAN. Phoenix has an employee stock purchase plan for all eligible employees. Under the terms of the plan, shares of Phoenix's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During fiscal 1997, 1998 and 1999, employees of the Company purchased approximately 7,000, 20,000 and 61,000 shares under the Phoenix plan at average prices of $12.37, $9.96 and $5.92 per share, respectively.



    401(K) SAVINGS PLAN. Phoenix has a retirement plan ("401(k) Plan") that is intended to qualify under Section 401(k) of the Internal Revenue Code. This plan covers U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. In addition, Company contributions to the 401(k) Plan may be made at the discretion of the board of directors. Phoenix has historically made matching contributions of 25% of each participant's contribution, up to a match of $1,000 per year per participant. Matching contributions vest over a four-year period which starts with the participant's employment start date with Phoenix. Phoenix's matching contributions for employees of the Company were approximately $17,000, $29,000 and $30,000 in fiscal 1997, 1998 and 1999, respectively.



    STOCK OPTION PLANS. Phoenix has various stock option plans for employees, officers, consultants and independent contractors. Incentive stock options under these Phoenix plans may not be granted at a price less than 100% (110% in certain cases) of the fair market value of the shares on the date of grant. Nonqualified options may not be granted at a price less than 85% of the fair value of the shares

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)



NOTE 10. EMPLOYEE BENEFIT PLANS (CONTINUED)


on the date of grant. Options vest over a period determined by the board of directors, generally four years, and have a term not exceeding ten years.



    The following table sets forth the option activity under Phoenix's and in Silicon's option plans for all employees of the Company. Phoenix shares have been restated to equivalent inSilicon shares based upon the appropriate exchange ratio. See further discussion of the exchange ratio below in Note 10.



                                                                      WEIGHTED
                                                                      AVERAGE
                                                        SHARES     EXERCISE PRICE
                                                       ---------   --------------
Shares under option, September 30, 1996..............    493,268        $3.60

Options granted......................................    361,476         5.64
Options exercised....................................    (87,086)        0.17
Options canceled.....................................    (31,885)        5.38
                                                       ---------        -----
Shares under option, September 30, 1997..............    735,773         4.94

Options granted......................................    494,128         2.78
Options exercised....................................    (28,029)        0.17
Options canceled.....................................    (57,798)        6.98
                                                       ---------        -----
Shares under option, September 30, 1998..............  1,144,074         4.02

Options granted......................................    639,390         5.33
Options exercised....................................   (156,767)        0.80
Options canceled.....................................   (154,749)        6.00
                                                       ---------        -----
Shares under option, September 30, 1999..............  1,471,948         4.72
Options granted (unaudited)..........................  1,036,621         7.37
Options exercised (unaudited)........................    (14,092)        1.76
Phoenix options not exchanged (unaudited)............   (133,486)        6.87
                                                       ---------        -----
Shares under option, December 31, 1999 (unaudited)...  2,348,844        $6.14
                                                       =========        =====

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)



NOTE 10. EMPLOYEE BENEFIT PLANS (CONTINUED)

    The following table summarizes information about Phoenix's stock options outstanding at September 30, 1999, on an as-converted basis to the Company's shares:

                                                OPTIONS OUTSTANDING
                                       --------------------------------------        OPTIONS EXERCISABLE
                                                        WEIGHTED                -----------------------------
                                          NUMBER        AVERAGE      WEIGHTED      NUMBER
                                       OUTSTANDING     REMAINING     AVERAGE    EXERCISABLE       WEIGHTED
                                       AT SEPT. 30,   CONTRACTUAL    EXERCISE   AT SEPT. 30,      AVERAGE
RANGE OF EXERCISE PRICES                   1999       LIFE (YEARS)    PRICE         1999       EXERCISE PRICE
------------------------               ------------   ------------   --------   ------------   --------------
$0.06 - $0.44........................      76,789          6.89       $0.18        33,294           $0.19
$0.56 - $2.82........................     254,815          6.45        0.72        90,410            1.02
$2.96 - $4.66........................     394,565          8.72        4.12       100,328            4.00
$4.70 - $7.42........................     513,076          9.50        5.91        52,620            6.37
$7.45 - $10.67.......................     232,703          7.33        8.99       167,176            9.29
                                        ---------          ----       -----       -------           -----
                                        1,471,948          8.28       $4.72       443,828           $5.38
                                        =========          ====       =====       =======           =====


    In December 1999, the Company's stockholder authorized the 1999 Stock Option Plan for the issuance of up to 2,700,000 shares of common stock to employees, officers, directors and independent contractors. Incentive stock options may be granted under this plan at a price not less than 100% (110% in some cases) of the fair market value of the shares on the date of grant. Non-qualified options may be granted at a price not less than 85% of the fair value of the shares on the date of the grant.



    In December 1999, the Company implemented a program under which options to purchase shares of Phoenix common stock held by inSilicon employees could be exchanged for options to purchase the Company's common stock under the 1999 Stock Option Plan. The exchange was based upon a ratio of 1.862 shares of inSilicon common stock for each share of Phoenix common stock. Options to purchase 1,358,779 shares of inSilicon common stock with an average exercise price of $5.25 were issued under this exchange program. The new options have comparable terms and vesting schedules and, at the date of the exchange, had equivalent intrinsic value and ratio of exercise price to fair value of common stock as the exchanged Phoenix options.



    In December 1999, the Company granted options to employees, directors and consultants to purchase 990,065 shares of common stock under the 1999 Stock Option Plan. These options have exercises prices that were less than the per share value of the Company's common stock on the date of grant, and therefore the Company recorded deferred stock compensation associated with these grants of approximately $1.6 million. This deferred stock compensation will be amortized over the vesting period of the underlying options, generally four years. As of December 31, 1999, options to purchase 1,651,156 shares were available for future grants under this plan.


    FAIR VALUE DISCLOSURES. Pro forma information regarding net loss is required by SFAS 123. This information is required to be determined as if Phoenix had accounted for its employee stock options granted to inSilicon employees under the fair value method of that statement. The fair value of options

                             INSILICON CORPORATION

      (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE THREE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)



NOTE 10. EMPLOYEE BENEFIT PLANS (CONTINUED)

granted in fiscal 1997, 1998 and 1999, reported below has been estimated as of the date of the grant using a Black-Scholes multiple option pricing model with the following assumptions:

                                                                                       EMPLOYEE STOCK PURCHASE
                                                       EMPLOYEE STOCK OPTIONS                    PLAN
                                                   ------------------------------   ------------------------------
                                                     1997       1998       1999       1997       1998       1999
                                                   --------   --------   --------   --------   --------   --------
Expected life from vest date (in years)..........    0.70       0.70       0.70       0.50       0.50       0.50
Risk-free interest rate..........................   6-7%       6-7%       5-6%       6-7%       6-7%       5-6%
Volatility.......................................    0.63       0.57       0.56       0.63       0.57       0.56
Dividend yield...................................    None       None       None       None       None       None


    The weighted average estimated fair value of employee stock options granted during fiscal 1997, 1998 and 1999, was $4.25, $4.03 and $2.35 per share, respectively. The weighted average estimated fair value of shares granted under the Purchase Plan during fiscal 1997, 1998 and 1999 was $2.21, $1.97 and $1.15, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. Had compensation costs for inSilicon's stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, inSilicon's net loss for the years ended September 1997, 1998 and 1999, would have been $2.4 million, $7.7 million, and $12.2 million, respectively.



NOTE 11. SUBSEQUENT EVENTS



    In January 2000, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933, as amended, relating to an initial public offering of the Company's common stock.



    In January 2000, the Company entered into a $5.0 million secured bank line of credit agreement that will be effective upon the closing of an underwritten public offering. Borrowings on the line bear interest at the bank's prime rate plus 0.25%. The line of credit agreement contains various covenants that require the Company to meet certain financial ratios. The line of credit is secured by the assets of the Company and expires in January 2001.



    In January 2000, the Company's stockholders authorized the 2000 employee stock purchase plan. Under the terms of the plan, employees may elect to deduct up to 10% of their total compensation to purchase the Company's common stock. The plan contains consecutive, overlapping, twenty-four month offering periods, and each offering period includes four six-month purchase periods. Purchases of Company stock are made at the end of each purchase period at a price generally equal to 85% of the lower of the fair market value of the common stock either at the beginning of the offering period or at the end of the purchase period. A total of 250,000 shares of common stock have been reserved for issuance under this 2000 purchase plan, plus annual increases equal to the lesser or
(a) 0.3125% of the outstanding shares on the last day of the prior fiscal year and (b) 100,000 shares.

         REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sand Microelectronics, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sand Microelectronics, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
March 30, 1998

                          SAND MICROELECTRONICS, INC.
                                 BALANCE SHEETS


                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1996        1997
                                                              --------   ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $601,000   $3,116,000
  Accounts receivable.......................................   127,000      188,000
  Prepaid expenses and other current assets.................    34,000       22,000
  Deferred tax assets.......................................    35,000      158,000
                                                              --------   ----------

    Total current assets....................................   797,000    3,484,000

Property and equipment, net.................................   121,000      209,000
Deposits....................................................     5,000        5,000
                                                              --------   ----------
                                                              $923,000   $3,698,000
                                                              ========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 45,000   $   71,000
  Accrued liabilities.......................................    26,000      141,000
  Income taxes payable......................................    98,000      897,000
  Sales taxes payable.......................................    18,000       24,000
  Current portion of capital leases.........................    13,000       32,000
  Current portion of notes payable to founders..............    40,000       20,000
  Deferred revenue..........................................   300,000      730,000
                                                              --------   ----------
    Total current liabilities...............................   540,000    1,915,000

Notes payable to founders, net of current portion...........    20,000           --
Capital lease obligations, long term........................    12,000       12,000
                                                              --------   ----------
                                                               572,000    1,927,000
                                                              ========   ==========

Commitments (Note 7)

Shareholders' equity:
  Common stock, no par value; 50,000,000 shares authorized;
    12,000,000 and 12,107,000 shares issued and
    outstanding.............................................     5,000        9,000
  Retained earnings.........................................   346,000    1,762,000
                                                              --------   ----------

    Total shareholders' equity..............................   351,000    1,771,000
                                                              --------   ----------
                                                              $923,000   $3,698,000
                                                              ========   ==========

                          SAND MICROELECTRONICS, INC.
                            STATEMENTS OF OPERATIONS


                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Revenues:
  Licenses..................................................  $1,478,000   $4,330,000
  Maintenance, engineering services and other services......     344,000      694,000
                                                              ----------   ----------
    Net revenues............................................   1,822,000    5,024,000
                                                              ==========   ==========

Cost of net revenue
  Licenses..................................................       8,000        8,000
  Maintenance, engineering services and other services......     140,000       93,000
                                                              ----------   ----------
    Cost of net revenues....................................     148,000      101,000
                                                              ----------   ----------

Gross profit................................................   1,674,000    4,923,000
                                                              ----------   ----------
Operating expenses:
  Research and development..................................     738,000    1,562,000
  Sales and marketing.......................................     437,000      652,000
  General and administrative................................     177,000      416,000
                                                              ----------   ----------
    Total operating expenses................................   1,352,000    2,630,000
                                                              ----------   ----------
Income from operations......................................     322,000    2,293,000

Interest income.............................................       8,000       75,000
Interest expense............................................      (6,000)      (8,000)
                                                              ----------   ----------
Income before provision for income taxes....................     324,000    2,360,000

Provision for income taxes..................................    (121,000)    (944,000)
                                                              ----------   ----------
Net income..................................................  $  203,000   $1,416,000
                                                              ==========   ==========

                          SAND MICROELECTRONICS, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                       COMMON STOCK                         TOTAL
                                                   ---------------------    RETAINED    SHAREHOLDERS'
                                                     SHARES      AMOUNT     EARNINGS       EQUITY
                                                   ----------   --------   ----------   -------------
Balance at December 31, 1995.....................  12,000,000    $5,000    $  143,000    $  148,000
Net income.......................................          --        --       203,000       203,000
                                                   ----------    ------    ----------    ----------
Balance at December 31, 1996.....................  12,000,000     5,000       346,000       351,000

Issuance of Common Stock.........................       2,000     1,000            --         1,000
Exercise of Common Stock options.................     105,000     3,000            --         3,000
Net income.......................................          --        --     1,416,000     1,416,000
                                                   ----------    ------    ----------    ----------
Balance at December 31, 1997.....................  12,107,000    $9,000    $1,762,000    $1,771,000
                                                   ==========    ======    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          SAND MICROELECTRONICS, INC.
                            STATEMENTS OF CASH FLOWS


                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                1996         1997
                                                              ---------   -----------
Cash flows from operating activities:
  Net income................................................  $203,000    $1,416,000

  Adjustments to reconcile net income to net cash provided
    by
    operating activities:
      Depreciation..........................................    37,000        82,000
      Changes in assets and liabilities:
        Accounts receivable.................................   (58,000)      (61,000)
        Prepaid expenses and other current assets...........   (38,000)       12,000
        Accounts payable....................................    56,000        26,000
        Accrued liabilities.................................   (48,000)      115,000
        Taxes payable.......................................    75,000       682,000
        Deferred revenue....................................   278,000       430,000
                                                              --------    ----------
          Net cash provided by operating activities.........   505,000     2,702,000
                                                              --------    ----------

Cash flows from investing activities:
    Purchases of property and equipment.....................   (93,000)     (127,000)
                                                              --------    ----------
          Net cash used in investing activities.............   (93,000)     (127,000)
                                                              --------    ----------
Cash flows from financing activities:
    Proceeds from issuance of Common Stock..................        --         4,000
    Repayment of notes payable..............................        --       (40,000)
    Principal payment of capital lease obligations..........    (1,000)      (24,000)
                                                              --------    ----------
          Net cash (provided by) used in financing
            activities......................................    (1,000)      (60,000)
                                                              --------    ----------
Net increase in cash and cash equivalents...................   411,000     2,515,000

Cash and cash equivalents at beginning of year..............   190,000       601,000
                                                              --------    ----------

Cash and cash equivalents at end of year....................  $601,000    $3,116,000
                                                              ========    ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for income taxes..............................  $ 43,000    $  152,000
    Cash paid for interest..................................     6,000         8,000
    Capital leases for equipment............................    26,000        43,000


   The accompanying notes are an integral part of these financial statements.

                          SAND MICROELECTRONICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    Sand Microelectronics, Inc., (the "Company"), designs, develops and markets semiconductor intellectual property ("IP") with a focus on connectivity standards, such as IEEE 1394, USB and PCI. The Company licenses IP (synthesizable cores and related tools) to systems and semiconductor companies in the computer, communication and consumer markets. The Company was incorporated in California in June 1991.

    Following is a summary of the Company's significant accounting policies.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company's revenues are derived from product licenses, support and engineering services. Annual maintenance services are charged separately from product licenses.

    Product license fees are recognized upon shipment if no significant vendor obligations remain and if collection of the resulting receivable is considered probable. In instances where significant vendor obligations exist, revenue recognition is delayed until the obligation has been satisfied.

    Annual support revenues consist of ongoing support and product updates and are recognized ratably over the term of the related contract. Payments received in advance of revenue recognition are recorded as deferred revenue. Engineering and other services consist of contract consulting, training and development services and the related revenue is recognized as the services are performed.

CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of certificates of deposit, money market accounts and savings accounts, the fair value of which approximates cost.

SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash equivalents, short-term investments and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned primarily from customers located in the U.S., Japan and Germany. Export sales, principally to Japan and Europe, are generally transacted in U.S. dollars and represented 4% and 2%, respectively, of net revenues in 1996 and 14% and 12%, respectively, of net revenues in 1997. The Company performs ongoing credit evaluations of its customers' financial condition and, generally,

                          SAND MICROELECTRONICS, INC.

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable.

    At December 31, 1996, approximately 78% of total accounts receivable represented amounts due from three customers. At December 31, 1997, approximately 81% of total accounts receivable represented amounts due from five customers. Sales to two of the Company's customers accounted for 33% and 12% of net revenues for the year ended December 31, 1996, and 14% and 12% of net revenues for the year ended December 31, 1997.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

SOFTWARE DEVELOPMENT COSTS

    Software development costs are classified as research and development and are expensed as incurred and capitalized once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. To date, no software development costs have been capitalized.

INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities.

STOCK-BASED COMPENSATION

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations in accounting for its stock-based compensation plans, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"). FAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instrument and encourages, but does not require, entities to adopt that method of accounting for their employee stock compensation plans. The Company has adopted, as required, the disclosure provisions of FAS 123. The pro forma disclosures of the difference between compensation cost included in net income under APB 25 and the related cost measured by the fair value method of FAS 123 are presented in
Note 6.

RECENT ACCOUNTING PRONOUNCEMENTS

    In October 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2 ("SOP 97-2"), "Software Revenue Recognition," which the Company is required to adopt for transactions entered into in the fiscal year beginning January 1, 1998. SOP 97-2 provides guidance on recognizing revenue on software transactions and supersedes SOP 91-1, "Software

                          SAND MICROELECTRONICS, INC.

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) Revenue Recognition." The Company believes that the adoption of SOP 97-2 will not have a significant impact on its current licensing or revenue recognition practices.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities. The carrying value of the Company's long-term debt approximates fair value as its interest rates approximate market rates for borrowings with similar terms and maturities.

NOTE 2--BALANCE SHEET COMPONENTS:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
PROPERTY AND EQUIPMENT
  Computers, lab equipment and software.....................  $198,000   $345,000
  Furniture, fixtures and office equipment..................     4,000     27,000
                                                              --------   --------
                                                               202,000    372,000
  Less: Accumulated depreciation and amortization...........   (81,000)  (163,000)
                                                              --------   --------
                                                              $121,000   $209,000
                                                              ========   ========
ACCRUED LIABILITIES
  Vacation..................................................  $ 14,000   $ 31,000
  Sales commission..........................................        --     35,000
  Other.....................................................    12,000     75,000
                                                              --------   --------
                                                              $ 26,000   $141,000
                                                              ========   ========

NOTE 3--RELATED PARTY TRANSACTIONS:

SAND MICROELECTRONICS PVT. LTD., INDIA

    The Company obtains consulting services from Sand Microelectronics Pvt. Ltd., India ("Sand India") which is 100% owned by the owners of Sand Microelectronics, Inc.

    Purchases from Sand India for the years ended December 31, 1996 and 1997 of $61,000 and $178,000, respectively, are for consulting for design and engineering services. There were no receivables or payables outstanding at December 31, 1996 and 1997.

    On January 22, 1998, the Company entered into a contract for $300,000 for engineering services from Sand India. Payment terms are $30,000 per month, commencing in January 1998.

                          SAND MICROELECTRONICS, INC.

NOTE 3--RELATED PARTY TRANSACTIONS: (CONTINUED)
ASPEN TECHNOLOGIES PVT. LTD. INDIA

    From time to time the company obtains consulting services from Aspen Technologies ("Aspen") which is partially owned by the owners of Sand Microelectronics, Inc.

    There were no purchases from Aspen Technologies for the years ended December 31, 1996 and 1997. There were no receivables/payables outstanding at December 31, 1996 and 1997.

NOTES PAYABLE TO FOUNDERS

                                                                  DECEMBER 31
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
10% note; interest payable December 31, 1997; matures
  January 1998..............................................  $60,000    $20,000
Less current portion........................................  (40,000)   (20,000)
                                                              -------    -------
Long-term portion of notes payable to founders                $20,000    $    --
                                                              =======    =======

NOTE 4--INCOME TAXES:

    The provisions for income taxes consist of the following, for the years ended December 31, 1996 and 1997:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996       1997
                                                              --------   ---------
Current tax expense:
  Federal...................................................  $124,000   $ 840,000
  State.....................................................    27,000     207,000
  Foreign...................................................     5,000      20,000
                                                              --------   ---------
                                                               156,000   1,067,000
                                                              --------   ---------
Deferred tax benefit:
  Federal...................................................   (30,000)   (105,000)
  State.....................................................    (5,000)    (18,000)
                                                              --------   ---------
                                                               (35,000)   (123,000)
                                                              --------   ---------
Provision for income taxes..................................  $121,000   $ 944,000
                                                              ========   =========

    Deferred income tax assets consisted of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
  Deferred revenue..........................................  $30,000    $126,000
  Nondeductible reserves and other..........................    5,000      32,000
                                                              -------    --------
    Total...................................................  $35,000    $158,000
                                                              =======    ========

                          SAND MICROELECTRONICS, INC.

NOTE 4--INCOME TAXES: (CONTINUED)
    Differences between the Company's effective tax rate and the federal statutory rate were as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                                ----       ----
Federal statutory rate......................................       35%        35%
Research and development tax credit.........................      (8%)       (3%)
State taxes (net of federal benefit)........................        8%         9%
Non deductible expenses.....................................        1%         1%
Other.......................................................        1%       (2%)
                                                               -------    -------
Effective tax rate..........................................       37%        40%
                                                               =======    =======

NOTE 5--BORROWINGS:

LINE OF CREDIT

    In December 1997, the Company entered into a line of credit agreement ("Line of Credit") with a bank, which allows the Company to borrow up to $500,000 through December 14, 1998. At December 31, 1997, the Company has not drawn down on the Line of Credit. The Line of Credit bears interest at the bank's prime rate plus 0.5% (8.5% at December 31, 1997). Borrowings are secured by substantially all of the Company's assets. The credit agreement requires the Company to meet certain financial covenants including quick ratio, tangible net worth and profitability requirements. At December 31, 1997, the Company met all such requirements.

EQUIPMENT LEASE

    At December 31, 1996, the Company had $25,000 outstanding and due under various equipment lease financings. These financings expire in October 1998 and accrue interest at a rate of 11.8% per annum. At December 31, 1997, the Company had $44,000 outstanding and due under various equipment lease financings. These financings expire between January 1998 and May 1999, and accrue interest at a rate of 11.8% to 15.4% per annum.

NOTE 6--EMPLOYEE STOCK OPTION AND BENEFIT PLANS:

    In 1995, the Company adopted a stock option plan (the "Plan"). The Plan provides for the granting of nonqualified stock options to employees and consultants of the Company. At December 31, 1997, the Company has reserved 2,000,000 shares of Common Stock for issuance under the Plan.

                          SAND MICROELECTRONICS, INC.

NOTE 6--EMPLOYEE STOCK OPTION AND BENEFIT PLANS: (CONTINUED)
    Plan activity was as follows:

                                                                          OPTIONS OUTSTANDING
                                                                          --------------------
                                                                                      WEIGHTED
                                                               OPTIONS                AVERAGE
                                                              AVAILABLE   NUMBER OF   EXERCISE
                                                              FOR GRANT    OPTIONS     PRICE
                                                              ---------   ---------   --------
Outstanding at December 31, 1995............................  1,930,000     70,000     $0.03
  Options granted...........................................   (625,000)   625,000      0.04
  Options canceled..........................................     15,000    (15,000)     0.10
                                                              ---------   --------     -----

Outstanding at December 31, 1996............................  1,320,000    680,000      0.04
  Options granted...........................................    (68,750)    68,750      0.14
  Options canceled..........................................      2,500     (2,500)     0.15
  Options exercised.........................................         --   (105,000)     0.03
                                                              ---------   --------     -----

Balance at December 31, 1997................................  1,253,750    641,250     $0.05
                                                              =========   ========     =====


    Stock option grants to date have been made at prices that were no less than fair value of the underlying stock on the date of grant. Fair value of Sand common stock is determined periodically in good faith by the board of directors.


    At December 31, 1996 and 1997, options to purchase 17,500 and 191,250, respectively, were exercisable.

    The following table summarizes information about employee and consultant stock options outstanding at December 31, 1997:

                            OPTIONS OUTSTANDING
                  ---------------------------------------     OPTIONS EXERCISABLE
                                    WEIGHTED                -----------------------
                      NUMBER         AVERAGE     WEIGHTED      NUMBER      WEIGHTED
                  OUTSTANDING AT    REMAINING    AVERAGE    EXERCISABLE    AVERAGE
EXERCISE           DECEMBER 31,    CONTRACTUAL   EXERCISE   DECEMBER 31,   EXERCISE
PRICE PER SHARE        1997           LIFE        PRICE         1997        PRICE
---------------   --------------   -----------   --------   ------------   --------
     $0.03           488,750           8.64       $0.03       165,000       $0.03
      0.10            90,000           8.20        0.10        26,250        0.10
      0.15            62,500           9.71        0.15            --        0.15
                     -------           ----       -----       -------       -----
                     641,250           8.68        0.05       191,250        0.04
                     =======           ====       =====       =======       =====

    On February 6, 1998, the Company adopted the 1998 Incentive Stock Option Plan and 1,253,750 shares remaining in the previous plan were reserved for under this new plan.

                          SAND MICROELECTRONICS, INC.

NOTE 6--EMPLOYEE STOCK OPTION AND BENEFIT PLANS: (CONTINUED)
PRO FORMA DISCLOSURES

    Had compensation cost for the Plan been determined based on the fair value of each stock option grant on its grant date, as prescribed in FAS 123, the Company's net income would have been as follows:

                                                              DECEMBER 31, YEAR ENDED
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Net income after taxes:
  As reported...............................................  $1,416,000   $  203,000

  Pro forma.................................................  $1,414,000   $  202,000

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants during the respective years:

                                                              DECEMBER 31, YEAR ENDED
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Expected life (in years)....................................           4            4
Risk-free interest rate.....................................       6.48%        6.23%
Volatility..................................................          0%           0%
Dividend yield..............................................          0%           0%

    The weighted average fair value of options granted was $0.01 per share for the year ended December 31, 1996 and $0.03 for the year end December 31, 1997.

    Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects on option grants on reported net income for future years.

    The Company offers its employees a 401(k) plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings not to exceed certain statutorily specified amounts ($9,500 for the calendar year 1997). The Company, at its discretion, may make contributions for the benefit of eligible employees. In fiscal 1997, the Company made contributions of $26,000 under the 401(k) plan.

NOTE 7--COMMITMENTS:

LEASES

    The Company leases equipment and office space under noncancelable operating and capital leases. In January 1998, the Company entered into a sublease agreement for a portion of its primary office facility with a third party. Rent expense for the years ended December 31, 1996 and 1997 was $63,000 and $51,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

                          SAND MICROELECTRONICS, INC.

NOTE 7--COMMITMENTS: (CONTINUED)
    Future minimum lease payments under noncancelable operating and capital leases, including lease commitments entered into subsequent to December 31, 1997, and future minimum sub-lease rental receipts under noncancelable operating leases are as follows:

                                                              CAPITAL    OPERATING   SUB-LEASE
YEAR ENDED DECEMBER 31,                                        LEASES     LEASES      INCOME
-----------------------                                       --------   ---------   ---------
1998........................................................  $ 38,000   $238,000    $ 97,000
1999........................................................     9,000    189,000      15,000
2000........................................................        --    168,000          --
2001........................................................        --      7,000          --
                                                              --------   --------    --------
Total minimum lease payments and sublease income............    47,000   $602,000    $112,000
                                                                         ========    ========

Less: amount representing interest..........................     3,000
                                                              --------

Present value of capital lease obligations..................    44,000

Less: current portion.......................................   (32,000)
                                                              --------
Long-term portion of capital lease obligations..............  $ 12,000
                                                              ========

                          SAND MICROELECTRONICS, INC.
                                 BALANCE SHEET
                                  (UNAUDITED)



                                                                JUNE 30,
                                                                  1998
                                                              ------------
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  2,688,000
  Accounts receivable.......................................     1,111,000
  Prepaid expenses and other current assets.................       218,000
  Deferred tax assets.......................................       103,000
                                                              ------------

    Total current assets....................................     4,120,000

Property and equipment, net.................................       451,000
Deposits....................................................        20,000
                                                              ------------

                                                              $  4,591,000
                                                              ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $     72,000
  Accrued liabilities.......................................       382,000
  Current portion of capital leases.........................        23,000
  Deferred revenue..........................................     1,113,000
                                                              ------------
    Total current liabilities...............................     1,590,000

Capital lease obligations, long term........................         8,000
                                                              ------------

                                                                 1,598,000
                                                              ------------

Commitments.................................................            --

Shareholders' Equity:
  Common Stock, no par value; 50,000,000 shares authorized;
    12,218,000 shares issued and outstanding................        13,000
  Retained earnings.........................................     2,980,000
                                                              ------------

  Total shareholders' equity................................     2,993,000
                                                              ------------

                                                              $  4,591,000
                                                              ============

                          SAND MICROELECTRONICS, INC.
                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1997          1998
                                                              -----------   -----------
Revenues:
  Licenses..................................................  $2,986,000    $3,971,000
  Maintenance, engineering services and other services......     384,000       579,000
                                                              ----------    ----------

    Net revenues............................................   3,370,000     4,550,000

Cost of net revenues:
  Licenses..................................................       8,000            --
  Maintenance, engineering services and other services......      33,000       157,000
                                                              ----------    ----------

    Cost of net revenues....................................      41,000       157,000
                                                              ----------    ----------

Gross profit................................................   3,329,000     4,393,000
                                                              ----------    ----------

Operating expenses:
  Research and development..................................     665,000     1,139,000
  Sales and marketing.......................................     309,000       880,000
  General and administrative................................     168,000       402,000
                                                              ----------    ----------

    Total operating expenses................................   1,142,000     2,421,000
                                                              ----------    ----------

Income from operations......................................   2,187,000     1,972,000

Interest income.............................................      18,000        60,000
Interest expense............................................      (4,000)       (2,000)
                                                              ----------    ----------

Income before provision for income taxes....................   2,201,000     2,030,000

Provision for income taxes..................................    (845,000)     (812,000)
                                                              ----------    ----------

Net income..................................................  $1,356,000    $1,218,000
                                                              ==========    ==========



                  See notes to condensed financial statements

                          SAND MICROELECTRONICS, INC.
                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1997          1998
                                                              -----------   -----------
Cash flows from operating activities:
  Net income................................................  $1,356,000    $1,218,000
  Adjustments to reconcile net income to net cash provided
  by
    operating activities:
      Depreciation..........................................      33,000        71,000
      Loss on disposals of assets...........................          --         1,000
      Changes in assets and liabilities:
        Accounts receivable.................................    (850,000)     (923,000)
        Prepaid expenses and other current assets...........      (4,000)     (196,000)
        Deposits............................................          --       (15,000)
        Accounts payable....................................       7,000         1,000
        Accrued liabilities.................................       3,000       241,000
        Taxes payable.......................................     658,000      (866,000)
        Deferred revenue....................................     292,000       383,000
                                                              ----------    ----------

          Net cash provided by (used in) operating
          activities........................................   1,495,000       (85,000)
                                                              ----------    ----------

Cash flows from investing activities:
  Purchases of property and equipment.......................     (43,000)     (332,000)
  Proceeds from sales of assets.............................          --        18,000
                                                              ----------    ----------

          Net cash used in investing activities.............     (43,000)     (314,000)
                                                              ----------    ----------

Cash flows from financing activities:
  Repayment of notes payable................................     (40,000)      (20,000)
  Proceeds from issuance of common stock....................       4,000         4,000
  Principal payments on capital lease obligations...........      (8,000)      (13,000)
                                                              ----------    ----------

          Net cash used in financing activities.............     (44,000)      (29,000)
                                                              ----------    ----------

Net increase (decrease) in cash and cash equivalents........   1,408,000      (428,000)

Cash and cash equivalents at beginning of period............     601,000     3,116,000
                                                              ----------    ----------

Cash and cash equivalents at end of period..................  $2,009,000    $2,688,000
                                                              ==========    ==========
Supplemental disclosure of cash flow information:
        Capital leases for equipment........................  $   43,000    $       --



                  See notes to condensed financial statements

                          SAND MICROELECTRONICS, INC.



                         NOTES TO FINANCIAL STATEMENTS



NOTE 1. BASIS OF PRESENTATION



    The accompanying unaudited financial statements include the accounts of Sand Microelectronics, Inc. These financial statements have been prepared by Sand Microelectronics, Inc., without audit, and reflect all adjustments, which in the opinion of management are necessary to present fairly the financial position and the results of operation for the interim periods. These financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. However, they omit certain information and footnote disclosures necessary to conform to generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements and notes to the financial statements included elsewhere herein. The results of operations presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by inSilicon in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.



SEC registration fee........................................  $11,688
NASD filing fee.............................................    4,927
Nasdaq National Market listing fee..........................   60,000
Printing and engraving expenses.............................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Blue Sky qualification fees and expenses....................        *
Transfer Agent and Registrar fees...........................        *
Miscellaneous fees and expenses.............................        *
      Total.................................................        *


------------------------

*  to be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI of inSilicon's By-laws (Exhibits
3.3 and 3.4) provide for indemnification of inSilicon's directors and officers to the maximum extent permitted by Delaware Law. In addition, inSilicon will enter into Indemnification Agreements (Exhibit 10.3) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among inSilicon, and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since its incorporation, inSilicon has sold and issued the following securities:

    1. On November 15, 1999, inSilicon issued 10 shares of its common stock to Phoenix for an aggregate cash consideration of $1,000.

    2. As of November 30, 1999, inSilicon agreed to issue 10,400,000 shares of Series A Preferred Stock and a warrant to purchase 50,000 shares of common stock at $0.01 per share to Phoenix in consideration for Phoenix's contribution of assets to inSilicon, which shares and warrant were subsequently issued.

    3. As of December 21, 1999, inSilicon issued 2,348,844 options to purchase common stock of inSilicon with a weighted average price of $6.14 per share to a number of employees, directors and consultants of inSilicon.


    4. As of February 10, 2000, inSilicon issued 20,000 options to purchase common stock of inSilicon at $7.75 per share to a director of inSilicon.

    The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 2 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with inSilicon, to information about inSilicon.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


    NUMBER      DESCRIPTION
--------------  -----------
          1.1   Form of Underwriting Agreement.**
          3.1   Amended and Restated Certificate of Incorporation of
                inSilicon Corporation.*
          3.2   Amended and Restated Certificate of Incorporation of
                inSilicon Corporation (proposed).
          3.3   By-laws of inSilicon Corporation.*
          3.4   Amended and Restated By-laws of inSilicon Corporation
                (proposed).
          4.1   Specimen Stock Certificate.
          4.2   Common Stock Purchase Warrant.*
          5.1   Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.
         10.1   Agreement and Plan of Reorganization dated as of
                September 17, 1998 by and among Phoenix Technologies Ltd.,
                Phoenix Sub Corporation, Sand Microelectronics, Inc. and
                Babu Chilukuri, Anand C. Naidu and Ajit Deora.*
         10.2   Contribution Agreement dated as of November 30, 1999,
                between inSilicon Corporation and Phoenix Technologies Ltd.
                (Schedules omitted).
         10.3   Form of Indemnification Agreement between inSilicon
                Corporation and each of its Officers and Directors.
         10.4   1999 Stock Option Plan.
         10.5   2000 Stock Plan.
         10.6   2000 Employee Stock Purchase Plan.
         10.7   Initial Public Offering Agreement dated as of November 30,
                1999 by and between inSilicon Corporation and Phoenix
                Technologies Ltd.
         10.8   Registration Rights Agreement dated as of November 30, 1999 by and between inSilicon Corporation and Phoenix
                Technologies Ltd.
         10.9   Services and Cost-Sharing Agreement dated as of
                November 30, 1999 by and between inSilicon Corporation and
                Phoenix Technologies Ltd.
         10.10  Employee Matters Agreement dated as of November 30, 1999 by and between inSilicon Corporation and Phoenix Technologies
                Ltd.
         10.11  Tax-Sharing Agreement dated as of November 30, 1999 by and between inSilicon Corporation and Phoenix Technologies Ltd.
         10.12  Technology Distributor Agreement dated as of November 30,
                1999 by and between inSilicon Corporation and Phoenix
                Technologies Ltd.
         10.13  Key Executive Officer Severance Agreement with Wayne
                Cantwell.
         10.14  Key Executive Officer Severance Agreement with William
                Meyer.
         10.15  Key Executive Officer Severance Agreement with Barry
                Hoberman.

    NUMBER      DESCRIPTION
--------------  -----------
         10.16  Key Executive Officer Severance Agreement with Robert
                Nalesnik.
         10.17  Loan and Security Agreement dated January 18, 2000 between
                Silicon Valley Bank and inSilicon Corporation.
         21.1   List of Subsidiaries.
         23.1   Consent of Ernst & Young LLP.
         23.2   Consent of PricewaterhouseCoopers LLP.
         23.3   Consent of Orrick, Herrington & Sutcliffe LLP (contained in
                Exhibit 5.1).
         23.4   Consent of Integrated Circuit Engineering.
         24.1   Power of Attorney (included on page II-4).
         27.1   Financial Data Schedule.


------------------------


*   Previously filed



**  To be filed by amendment


    (b) Financial Statement Schedules

    Schedule II--Valuations and Qualifying Account

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California on February 11, 2000.


                                                       INSILICON CORPORATION

                                                       By:  /s/ WAYNE C. CANTWELL
                                                            ----------------------------------------
                                                            Wayne C. Cantwell
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Wayne C. Cantwell and William E. Meyer, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by such attorney to any and all amendments to such registration statement.


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



              SIGNATURE                                  TITLE                           DATE
              ---------                                  -----                           ----
/s/ WAYNE C. CANTWELL                  President, Chief Executive Officer and      February 11, 2000
----------------------------           Director (Principal Executive Officer)
Wayne C. Cantwell

/s/ WILLIAM E. MEYER                   Chief Financial Officer (Principal          February 11, 2000
----------------------------           Financial Officer and Principal
William E. Meyer                       Accounting Officer)

/s/ ALBERT E. SISTO                    Director                                    February 11, 2000
----------------------------
Albert E. Sisto

/s/ E. THOMAS HART                     Director                                    February 11, 2000
----------------------------
E. Thomas Hart

/s/ RAYMOND J. FARNHAM                 Director                                    February 11, 2000
----------------------------
Raymond J. Farnham

/s/ JOHN R. HARDING                    Director                                    February 11, 2000
----------------------------
John R. Harding

                             INSILICON CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                           BALANCE AT                                 BALANCE AT
DESCRIPTION                             BEGINNING OF YEAR   PROVISIONS   WRITE-OFFS   END OF YEAR
-----------                             -----------------   ----------   ----------   -----------
Allowance for doubtful accounts
  Year ended September 30, 1999.......        $198             224          $(58)        $364
  Year ended September 30, 1998.......         224             (21)           (5)         198
  Year ended September 30, 1997.......          25             199            --          224

                                 EXHIBIT INDEX


    NUMBER      DESCRIPTION
--------------  -----------
          1.1   Form of Underwriting Agreement.**
          3.1   Amended and Restated Certificate of Incorporation of
                inSilicon Corporation.*
          3.2   Amended and Restated Certificate of Incorporation of
                inSilicon Corporation (proposed).
          3.3   By-laws of inSilicon Corporation.*
          3.4   Amended and Restated By-laws of inSilicon Corporation
                (proposed).
          4.1   Specimen Stock Certificate.
          4.2   Common Stock Purchase Warrant.*
          5.1   Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.
         10.1   Agreement and Plan of Reorganization dated as of
                September 17, 1998 by and among Phoenix Technologies Ltd.,
                Phoenix Sub Corporation, Sand Microelectronics, Inc. and
                Babu Chilukuri, Anand C. Naidu and Ajit Deora.*
         10.2   Contribution Agreement dated as of November 30, 1999,
                between inSilicon Corporation and Phoenix Technologies Ltd.
                (Schedules omitted).
         10.3   Form of Indemnification Agreement between inSilicon
                Corporation and each of its Officers and Directors.
         10.4   1999 Stock Option Plan.
         10.5   2000 Stock Plan.
         10.6   2000 Employee Stock Purchase Plan.
         10.7   Initial Public Offering Agreement dated as of November 30,
                1999 by and between inSilicon Corporation and Phoenix
                Technologies Ltd.
         10.8   Registration Rights Agreement dated as of November 30, 1999 by and between inSilicon Corporation and Phoenix
                Technologies Ltd.
         10.9   Services and Cost-Sharing Agreement dated as of
                November 30, 1999 by and between inSilicon Corporation and
                Phoenix Technologies Ltd.
         10.10  Employee Matters Agreement dated as of November 30, 1999 by and between inSilicon Corporation and Phoenix Technologies
                Ltd.
         10.11  Tax-Sharing Agreement dated as of November 30, 1999 by and between inSilicon Corporation and Phoenix Technologies Ltd.
         10.12  Technology Distributor Agreement dated as of November 30,
                1999 by and between inSilicon Corporation and Phoenix
                Technologies Ltd.
         10.13  Key Executive Officer Severance Agreement with Wayne
                Cantwell.
         10.14  Key Executive Officer Severance Agreement with William
                Meyer.
         10.15  Key Executive Officer Severance Agreement with Barry
                Hoberman.
         10.16  Key Executive Officer Severance Agreement with Robert
                Nalesnik.
         10.17  Loan and Security Agreement dated January 18, 2000 between
                Silicon Valley Bank and inSilicon Corporation.
         21.1   List of Subsidiaries.
         23.1   Consent of Ernst & Young LLP.
         23.2   Consent of PricewaterhouseCoopers LLP.
         23.3   Consent of Orrick, Herrington & Sutcliffe LLP (contained in
                Exhibit 5.1).
         23.4   Consent of Integrated Circuit Engineering.
         24.1   Power of Attorney (included on page II-4).
         27.1   Financial Data Schedule.


------------------------


*   Previously filed



**  To be filed by amendment.